Exhibti 99.1

Execution Copy

a

STOCK PURCHASE AGREEMENT

by and between

INTEGRATED BRANDS INC.
COOLBRANDS INTERNATIONAL INC.

and

LILY ACQUISITION, LLC

Dated as of December 31, 2006

i

Page

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT		22

Section 5.1	Organization, Existence and Good Standing	22
Section 5.2	Authorization, Validity and Execution	22
Section 5.3	Consents and Approvals; No Violations	23
Section 5.4	Disclaimer of Other Warranties	23

DEFINED TERMS

Page

2005 Financials	9
2006 Credit Agreement	58
2006 Financials	9
Actual Net Working Capital	3
Affiliate	58
Agreement	1
Americana Credit Agreement	58
Annual Financial Statements	9
Benefit Arrangements	18
Binney & Smith	59
Business	1
Business Day	58
Cause	38
CBA	19
CERCLA	21
Cheese	32
Claims	58
Closing	5
Closing Date	5
Closing Payment	2
Co-Manufacturing Agreement	59
Common Stock	1
Company	1
Company Employee	37
Company IP	12
Competing Transaction	32
Competition	32
Competitive Product	32
Confidential Information	29
Confidentiality Agreement	29
Contracts	59
Crayola License	59
Damages	44
De Minimis Claims	45
Debt	59
Desktop Software	13
Effective Date	1
Elections	52
Encumbrances	8
Environmental Laws	20
Environmental Permits	21
ERISA	17

v

Page

Estimated Inventory Amount	3
Financial Statements	9
GAAP	59
Governmental Authority	8
Guaranty	35
Hazardous Substances	21
HFH	1
Holdings	1
include, includes, including	58
incurred	38
Indemnified Party	48
Indemnifying Party	48
Independent Accountants	3
Intellectual Property	12
Interim Balance Sheet	9
Interim Financials	9
Interim Statement of Income	9
Inventory	10
Inventory Statement	3
Knowledge of Seller	59
Kraft Assignment Agreement	9
Law	59
Legal Requirement	16
Material Adverse Effect	59
Material Contracts	15
Milk Dealer Bond	60
Multiemployer Plan	18
Non-Recommendation Determination	34
Note	2
Notice of Disagreement	3
Ordinary Course of Business	60
Other Filings	28
Packaging	30
Parent	1
Parent Documents	22
Permits	60
Permitted Activities	32
Permitted Encumbrances	11
Person	60
Price Allocation	53
Product Inventory	3
Property Taxes	51
Purchase Price	2
Purchaser	1
Purchaser Documents	23

Page

Purchaser Indemnified Parties	44
Purchaser's Savings Plan	39
RCRA	21
Real Property	10
Reasonable Best Efforts	60
Releases	21
Remedial Action	46
Representatives	32
Restricted Territory	32
Retained IP	30
Royalty Payments	37
Schedule of Expenses	35
Schreiber Agreement	60
Seller	1
Seller Documents	8
Set-Off Cap	4
Shares	1
Slotting Fee Adjustment	4
Slotting Fee Payment Amount	60
Slotting Fee Threshold	4
Solvent	60
Statement Date	9
Statement of Income	9
Straddle Period	51
Superior Proposal	34
Support Agreements	2
Target Net Working Capital	61
Tax Proceeding	51
Tax Returns	16
Taxes	16
Third-Party Claims	49
Title Company	42
Transaction Expenses	61
Transfer Taxes	53
Transition Services Agreement	59
WARN Act	25
Warrants	2

SCHEDULES AND EXHIBITS

EXHIBITS

Exhibit A	Form of Note
Exhibit B	Form of Warrant
Exhibit C	Form of Commitment Letter
Exhibit D	Bidding Procedures
SCHEDULES
Schedule 3.2(a)(x)	Written Consents
Schedule 4.3	Consents
Schedule 4.4	Shares
Schedule 4.5	Capitalization
Schedule 4.7(a)	Financial Statements
Schedule 4.7(b)	Exceptions to Financial Statements
Schedule 4.7(d)	Assumed Obligations
Schedule 4.10	Absence of Certain Changes or Events
Schedule 4.11	Real Property
Schedule 4.11(a)	Title Exceptions
Schedule 4.11(b)	Certificates of Occupancy
Schedule 4.12(b)	Intellectual Property
Schedule 4.12(c)	Intellectual Property Licenses
Schedule 4.12(d)	Software Licenses
Schedule 4.12(i)	IP Restrictions
Schedule 4.12(k)	License Restrictions
Schedule 4.13	Material Contracts
Schedule.14(a)	Good and Valid Title Exceptions
Schedule 4.14(b)	Material Categories of Services
Schedule 4.14(c)	Other Material Assets
Schedule 4.15	Litigation
Schedule 4.16(a)	Notice
Schedule 4.16(b)	Permits
Schedule 4.17(d)	Tax Audits
Schedule 4.17(g)	Tax Agreements
Schedule 4.18(a)	Employee Benefit Plans
Schedule 4.18(b)	Multiemployer Plans
Schedule 4.18(d)	Employee Contracts
Schedule 4.18(e)	Post-Employment Benefits
Schedule 4.18(h)	Liabilities Related to Multiemployer Plans
Schedule 4.19(a)	Employee and Labor Matters
Schedule 4.19(b)	Labor Disputes
Schedule 4.20	Environmental Permits
Schedule 4.20(a)	Environmental Exceptions
Schedule 4.20(b)	Environmental Investigations

Schedule 4.20(c)	Hazardous Substances
Schedule 4.20(e)	Third Party Liability
Schedule 4.20(f)	Environmental Laws
Schedule 4.21	Transactions with Affiliates
Schedule 4.24	Forbearance Agreements
Schedule 5.3	Consents
Schedule 7.1	Conduct of Business
Schedule 7.16	Terms and Conditions of Note
Schedule 8.1(b)	Company Employees; Severance
Schedule 8.1(c)	Relocation Benefits
Schedule 14.8(k)	Knowledge

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT dated as of December 31, 2006 (the "Effective Date") (as amended, modified or supplemented from time to time, this "Agreement"), is made by and between INTEGRATED BRANDS INC., a New Jersey corporation ("Seller"), COOLBRANDS INTERNATIONAL INC., a Canadian corporation ("Parent") and LILY ACQUISITION, LLC, a Delaware limited liability company ("Purchaser").

RECITALS

WHEREAS, Seller is engaged in the manufacture, marketing and sale of yogurt products, including drinkable yogurt products, sold under the BREYERS and CREME SAVERS trademarks and, pursuant to the Co-Manufacturing Agreement, Seller manufactures certain cottage cheese-based products through its manufacturing facility located at North Lawrence, New York (the "Business");

WHEREAS, Seller owns 100% of the issued and outstanding shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of COOLBRANDS DAIRY, INC., a Delaware corporation (the "Company");

WHEREAS, Healthy Foods Holdings, LLC, a Delaware limited liability company ("HFH") owns, or on or prior to the Closing Date will own, all of the stock of Yogurt Holdings II, Inc., a Delaware corporation ("Holdings");

WHEREAS, Holdings owns, or on or prior to the Closing Date will own, all of the stock of Purchaser;

WHEREAS, at Closing, Purchaser shall cause Holdings to issue the Note and the Warrant to Seller;

WHEREAS, Purchaser owns, or on or prior to the Closing Date will own, without limitation, all of HFH's yogurt business (including management services contracts with Healthy Food Holdings, Inc.), including, without limitation, all of the stock of The Yofarm Company;

WHEREAS, on the terms and subject to the conditions of this Agreement, Seller wishes to sell to Purchaser and Purchaser wishes to purchase from Seller, the Shares;

WHEREAS, the Board of Directors of Seller and the Board of Directors of Parent have (i) determined that the consideration to be paid in connection with the transactions contemplated by this Agreement, subject to the terms and conditions set forth herein, is advisable, fair and in the best interests of their respective stockholders and (ii) approved this Agreement and the transactions contemplated hereby; and

WHEREAS, in connection with the transactions described above, all of Parent's stockholders who are party to the Board Representative Agreement dated October 13, 1997, as amended representing, in the aggregate, at least 95% of the issued and outstanding shares of Parent's Class B stock have agreed to execute and deliver a support agreement (collectively, the "Support Agreements") in a form previously agreed to by the parties.

NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF THE SHARES

Section 1.1    Purchase and Sale of the Shares.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver the Shares to Purchaser, free and clear of all Encumbrances, and Purchaser, in reliance on the representations, warranties and covenants of Seller contained herein, shall purchase the Shares from Seller, for an aggregate purchase price (the "Purchase Price") of:

(a)    $45,000,000 in cash (i) less the sum of the amount, if any, by which the Target Inventory Amount exceeds the Estimated Inventory Amount and (ii) plus or minus the amount, if any, of the Slotting Fee Adjustment, to be calculated in accordance with Section 2.1(e) (the "Closing Payment");

(b)    a promissory note issued from Holdings to Seller in the aggregate principal amount of $5,000,000, in the form attached hereto as Exhibit A (the "Note"); and

(c)    a warrant to purchase shares of Holdings of the same class and series as owned by HFH, in the form attached hereto as Exhibit B (the "Warrant"), and for a number of shares and at the exercise price set forth therein.

Section 1.2    Delivery of Closing Payment.  At the Closing, Purchaser will pay, by wire transfer of immediately available funds, the amount of the Closing Payment to the account designated by Seller on or before the second Business Day prior to the Closing Date.

ARTICLE II
PURCHASE PRICE ADJUSTMENT

Section 2.1    Purchase Price Adjustment.

(a)    Seller and Purchaser have calculated the Target Inventory Amount. No less than seven days prior to the Closing Date, Seller shall prepare and deliver to Purchaser an estimate of the Company's Inventory as of the Closing Date, provided that such estimate shall not include the value of spare parts (the "Product Inventory") prepared in good faith on a basis consistent with the calculation of the Target Inventory Amount; provided that if such amount is greater than $4.250 million for the purposes of Section 2.1 then such amount shall be deemed to be $4.250 million (such amount the "Estimated Inventory Amount"). The amount of such estimate shall be subject to Purchaser's review and consent, such consent not to be unreasonably withheld. Purchaser shall, within 2 days of receipt of the Inventory Statement, provide consent or notify Seller of any disagreement with respect thereto and in the event of disagreement shall work with Seller in good faith to promptly resolve such disagreement.

(b)    Seller shall prepare and deliver to Purchaser a statement showing the calculation of the actual Product Inventory of the Company as of the Closing Date based upon conduct of an actual physical inventory and confirmation from Kraft of Product Inventory located at Kraft distribution centers (the "Inventory Statement") as soon as practicable following the Closing Date, but not later than 90 days thereafter; provided that such calculation and accounting shall be done without giving effect to any change in accounting standards or methodologies from the Company's practice prior to the date hereof, including any changes to the Company's "standard costs" and other changes that the parties understand may be effected in January of 2007. Such Inventory Statement shall be prepared in good faith and in a manner consistent with the calculation of the Target Inventory Amount, provided that the Inventory Statement will be based upon conduct of a physical inventory.

(c)    The Inventory Statement shall become final and binding upon the parties on the 60th calendar day following receipt thereof by Purchaser, unless Seller receives from Purchaser prior to such date written notice of Purchaser's good faith disagreement (the "Notice of Disagreement") therewith. The Notice of Disagreement shall specify the amounts set forth on the Inventory Statement with which Purchaser disagrees. Any amounts or issues not disputed in good faith in the Notice of Disagreement shall be final and binding on the parties. If the Notice of Disagreement is sent by Purchaser, then the Inventory Statement (as recalculated in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve in writing any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date any disputed amounts are finally determined in accordance with the balance of this paragraph. During the 60 day period following the delivery of the Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to any amount specified in the Notice of Disagreement or related to the amounts or issues raised by the Notice of Disagreement. If, at the end of such 60 day period, Seller and Purchaser have not reached agreement on such amounts, the amounts that remain in dispute shall be recalculated by KPMG, LLC or another nationally-recognized accounting firm mutually agreed upon by Seller and Purchaser (the "Independent Accountants"). Any amounts so recalculated shall be final and binding on the parties. The fees and other charges of the Independent Accountants shall be borne equally by Seller and Purchaser. The inventory amount as of the Closing Date, as finally determined in accordance with this Section 2.1(c), provided that if such amount exceeds $4.250 million then it shall be deemed to be $4.250 million for the purposes of this Section 2.1, shall be the "Actual Inventory Amount."

(d)    The Purchase Price shall be adjusted following the Closing Date as follows:

(i)    If the Estimated Inventory Amount exceeds the Actual Inventory Amount, Seller shall pay to Purchaser, by set-off against the principal of the Note, the amount of such excess, subject to the Set-Off Cap.

(ii)    If the Actual Inventory Amount exceeds the Estimated Inventory Amount, Purchaser shall pay to Seller the amount of such excess.

(iii)    Amounts to be paid pursuant to this Section 2.1(d) shall be made within 10 Business Days of the determination of the Actual Inventory Amount pursuant to the provisions of Section 2.1(c).

(e)    Notwithstanding anything in this Agreement to the contrary, the parties agree as follows with respect to slotting fee obligations:

(i)    No less than three days prior to the Closing Date, Seller shall prepare and deliver to Purchaser (i) a statement showing the calculation of the Slotting Fee Payment Amount and (ii) reasonable evidence of payment or deduction of the amounts shown on such Statement.

(ii)    (A) If the Slotting Fee Payment Amount is less than an amount equal to the result of (x) the product of $65,000 and the number of months (or part thereof) between the date of this Agreement and the Closing Date (the "Slotting Fee Threshold") then at the Closing, the Closing Payment shall be decreased by such shortfall and (B) if the Slotting Fee Payment Amount exceeds the Slotting Fee Threshold, then at the Closing, the Closing Payment shall be increased by such excess amount (the "Slotting Fee Adjustment").

Section 2.2 Purchaser Set-Off Right.  Purchaser shall have the right, upon notice to Seller or Parent, to cause Holdings to set off and apply against (a) Accrued Interest on the Note (as defined therein) or (b) principal of the Note, any amounts finally determined pursuant to the provisions hereof or otherwise actually agreed to be due and owing to Purchaser by Seller or Parent pursuant to this Agreement up to an aggregate amount of $2,000,000 (the "Set-Off Cap"). Any such set-off and application may be made by Purchaser of amounts due and owing by Seller or Parent and such amounts shall be deemed set off and applied as set forth in the Note.  As of the Closing, such set-off right shall constitute Purchaser's sole recourse against Seller or Parent with respect to any matters arising out of or relating to this Agreement and the transactions contemplated hereby other than (i) fraud claims (ii) Transaction Expenses in accordance with Section 7.13, (iii) Transfer Taxes in accordance with Section 11.8 and (iv) Debt outstanding on the Closing Date. Such set-off right shall expire 18 months from the Closing Date (except with respect to claims that are then pending pursuant to ARTICLE X in which event such set-off right shall continue solely with respect to such pending claims until finally resolved in accordance with ARTICLE X).

ARTICLE III
CLOSING

Section 3.1    Closing Date.  The closing of the transactions contemplated by this Agreement (the "Closing") will take place at 10:00 a.m., Eastern Time, at the offices of Goodwin Procter LLP, 599 Lexington Avenue, New York, New York, as promptly as practicable following, but in no event later than, the fifth Business Day after the satisfaction or waiver of the conditions set forth in ARTICLE IX of this Agreement; or such other day as may be mutually agreeable to Seller and Purchaser; provided that, at Purchaser’s election, the Closing may be deferred until the Business Day immediately following the last day of the then current monthly accounting period of Kraft Foods Global, Inc. and provided further, that the Closing shall occur no earlier than January 27, 2007. The date on which the Closing occurs is referred to herein as the "Closing Date."

Section 3.2 Closing Deliveries.

(a)    By Seller. At the Closing, Parent and Seller will deliver to Purchaser the following, in form and substance reasonably satisfactory to Purchaser and its counsel:

(i)     Certificates representing the Shares, duly endorsed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed;

(ii)    A certificate executed by an officer of Seller, dated as of the Closing Date, certifying that the conditions to Closing specified in clauses (a), (b) and (h) of Section 9.1 have been satisfied;

(iii)    All consents, authorizations or approvals of any Governmental Authority required to be obtained by Parent or Seller to consummate the transactions contemplated hereby, all of which will be in full force and effect as of the Closing (it being understood that it shall be Purchaser’s obligation to obtain any consents or Permits relating to the operation of the Company which are required to be obtained as a result of Purchaser’s acquisition of the Shares);

(iv)   A legal opinion from counsel to Seller, in form and substance reasonably satisfactory to Purchaser as required by Section 9.1(i) hereof;

(v)    A certificate executed by the corporate secretary or an assistant secretary of each of Parent, Seller and the Company certifying as of the Closing Date (A) a true and complete copy of its certificate and articles of continuance or certificate of incorporation, as applicable, (B) a true and complete copy of its bylaws and (C) true and complete copies of the resolutions of its board of directors and shareholders (if required) authorizing the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby, and that such resolutions remain in full force and effect;

(vi)    Certificates of the appropriate Governmental Authorities certifying the good standing of Seller in New Jersey and the Company in Delaware, and a certificate of the appropriate Governmental Authority certifying the existence of Parent in Canada;

(vii)       A certificate of an officer of Seller, sworn to under penalty of perjury, setting forth the Seller's name, address and United States federal tax identification number, stating that the Seller is not a "foreign person" within the meaning of Section 1445 of the Code, and otherwise executed in accordance with Treasury Regulations Section 1.1445-2(b)(2);

(viii)      An ALTA/ACSM as-built survey of the Real Property, prepared at Seller's sole cost and expense and certified to Purchaser, Purchaser's title company and any lender to Purchaser, prepared in accordance with the 2005 Minimum Standard Detail Requirements and containing such items and addressing such issues as are customary and reasonably required by purchasers of similar properties and their lenders; provided, that the southern boundary shown on the survey will have been measured by a GPS device in lieu of a device conforming to ALTA standards; and ALTA statements (or the jurisdictional equivalent thereof) that will allow Purchaser's title company to provide extended coverage in Purchaser's title insurance policy;

(ix) To the extent in Seller's possession or control (or otherwise commercially reasonably available), valid and subsisting Certificates of Occupancy in respect of Real Property;

(x) Written consents of the Persons listed on Schedule 3.2(a)(x); and

(xi) Such other documents and instruments as will be reasonably necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby.

(b)    By Purchaser. At the Closing, Purchaser will deliver to Seller the following, in form and substance reasonably satisfactory to Seller and its counsel:

(i) The Closing Payment, as provided in Section 1.1;

(ii) The Note, as provided in Section 1.1;

(iii) The Warrant, as provided in Section 1.1;

(iv) A certificate executed by an officer of Purchaser to the effect that the conditions specified in clauses (a) and (b) of Section 9.2 have been satisfied;

(v) A certificate executed by the sole member of Purchaser certifying as of the Closing Date (A) a true and complete copy of the certificate of formation of Purchaser, (B) a true and complete copy of the limited liability company operating agreement of

Purchaser and (C) a true and complete copy of the resolutions of the members of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby and that such resolutions remain in full force and effect;

(vi) A certificate executed by the corporate secretary or an assistant secretary of Holdings certifying as of the Closing Date (A) a true and complete copy of the certificate of incorporation of Holdings, (B) a true and complete copy of the bylaws of Holdings, and (C) a true and complete copy of the resolutions of the board of directors, and to the extent necessary, the sole stockholder of Holdings, authorizing the issuance and execution, delivery and performance by Holdings of the Note and Warrant and the consummation of the transactions contemplated thereby and that such resolutions remain in full force and effect;

(vii) A certificate of the appropriate Governmental Authority certifying the good standing of each of Purchaser and Holdings in its state of organization; and

(viii) Such other documents and instruments as will be reasonably necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as set forth below:

Section 4.1 Organization, Existence and Good Standing.

(a)    Seller is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all corporate power and authority to own, lease, use and operate its properties and to carry on its business as currently being conducted. The Company is (i) a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) duly qualified or licensed as a foreign corporation to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so duly qualified or licensed as would not have a Material Adverse Effect.

(b)    Seller has heretofore furnished to Purchaser a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of the Company. Such certificates of incorporation or bylaws are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The transfer books and minute books of the Company that have been made available for inspection by Purchaser prior to the date hereof are true and complete.

Section 4.2    Authorization, Validity and Execution.  Seller has all necessary corporate power and authority (a) to execute and deliver this Agreement and the other agreements, documents and instruments to be executed by Seller in connection with the transactions contemplated hereby (such other agreements, documents and instruments, the "Seller Documents"), (b) to perform its obligations hereunder and thereunder and (c) to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Seller Documents will be on or prior to the Closing Date, duly authorized, executed and delivered by Seller and, assuming the due execution of this Agreement by Purchaser, is a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors' rights generally and to general equitable principles.

Section 4.3    Consents and Approvals; No Violations.  Except (a) for filings that may be required under applicable Canadian Securities laws, the Securities Exchange Act of 1934, as amended or any other applicable federal or state securities or "blue sky" laws and (b) as set forth on Schedule 4.3, the execution by Seller of this Agreement and the Seller Documents and the consummation by Seller of the transactions contemplated hereby and thereby (i) will not violate the provisions of the certificate of incorporation or bylaws or equivalent organizational documents of Seller or the Company; (ii) will not violate any statute, rule, regulation, order or decree of any foreign, federal, state or local governmental or regulatory body, agency or authority ("Governmental Authority") by which Seller or the Company is bound or by which any property or asset of Seller or Company is subject; (iii) will not require any material consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority on or prior to the Closing Date; and (iv) will not result in a material violation of, conflict with, constitute a material default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any lien, encumbrance, restriction, security interest or claim of any kind and character ("Encumbrances") upon the Shares or any property, asset or right of the Company, pursuant to the terms, conditions or provisions of any Material Contract to which Seller or the Company is a party or by which any of their respective properties, assets or rights may be bound or affected.

Section 4.4    Shares.  Except as set forth on Schedule 4.4, Seller is the record and beneficial owner of the Shares, free and clear of any Encumbrance. Seller has the right, authority and power to sell, assign and transfer the Shares to Seller. Upon delivery to Purchaser of certificates for the Shares at the Closing and Purchaser's payment of the Purchase Price in accordance with Section 2.1, Purchaser shall acquire good, valid and marketable title to the Shares, free and clear of any Encumbrance other than Encumbrances created by Purchaser.

Section 4.5    Capitalization.  The authorized capital stock of the Company as of the Effective Date is set forth on Schedule 4.5. All of such issued and outstanding shares are duly authorized, validly issued, fully paid and non-assessable, were not issued in violation of any law or of the preemptive rights of any stockholder and are held of record by Seller. There is no outstanding warrant, right, option, conversion privilege, stock purchase plan, put, call or other contractual obligation relating to the offer, issuance, purchase or redemption, exchange, conversion, voting or transfer of any shares of its capital stock or other securities convertible into or exchangeable for capital stock of the Company (now, in the future or upon the occurrence of any contingency) or that provides for any stock appreciation or similar right. There are no agreements to register any securities or sales or resales thereof under the federal or state securities laws.

Section 4.6    Equity Interests.  The Company does not, directly or indirectly, own any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, and is not under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in or assume any liability or obligation of, any Person.

Section 4.7 Financial Statements; No Undisclosed Liabilities.

(a)    Schedule 4.7(a) sets forth (i) the unaudited statement of income of the Company for the twelve-month period ended August 31, 2006 (the "Statement Date," and such unaudited statement of income, the "Statement of Income"), and the unaudited balance sheet of the Company as of August 31, 2006 (together with the Statement of Income, the "2006 Financials"), (ii) the unaudited balance sheet of the Company as of August 31, 2005 and the unaudited statement of income of the Company for the 5 month period ended August 31, 2005 (the "2005 Financials", and together with the 2006 Financials, the "Annual Financial Statements") and (iii) the unaudited statement of income of the Company for the three month period ended November 30, 2006 (the "Interim Statement of Income") and the unaudited balance sheet of the Company as of November 30, 2006 (the "Interim Balance Sheet" and together with the Interim Statement of Income, the "Interim Financials"; and the Interim Financials together with the Annual Financials Statements referred to as the "Financial Statements”". Except as set forth on Schedule 4.7(a), the Financial Statements have been prepared in accordance with the historical accounting policies and books and records of the Business and are consistent with GAAP applied on a consistent basis, subject to normal year end adjustments and the absence of footnotes. The Financial Statements constitute "trial balance" statements which in the case of the 2005 Financials have been incorporated without adjustment into Parent's audited financial statements for such fiscal year which were audited by BDO Dunwoody, LLP.

(b)    Except as set forth on Schedule 4.7(b), the Financial Statements present fairly, in all material respects, the financial position and results of operations of the Company, as at the respective dates and for the respective periods indicated therein.

(c)    The Company does not have any debt, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise or whether known or unknown of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than any such debts, liabilities or obligations (i) reflected or reserved against on the Financial Statements or the notes thereto or (ii) incurred since the date of the Interim Balance Sheet in the Ordinary Course of Business of the Company.

(d)    The Company had no assets, liabilities or operations prior to March 25, 2005, other than obligations under the Assignment and Assumption Agreement dated as of March 25, 2005 by and between Seller and the Company (the "Kraft Assignment Agreement") pursuant to which the Company assumed all the obligations under the Asset Purchase Agreement, dated

December 22, 2004, between Seller and Kraft Foods Global, Inc. and the related agreements listed on Schedule 4.7(d).

Section 4.8    Inventory.  All inventories of raw materials, work-in-process, finished goods and packaging materials (whether in the Company's possession, held by third parties on consignment or as bailee or in transit at the time of the Closing) and other accessories related thereto, in each case which are related to the Business, and all prepayments and amounts paid on deposit with respect to the same (collectively, the "Inventory"), was acquired or manufactured in the Ordinary Course of Business and, except as set forth on Schedule 4.8, is recorded in the Financial Statements in accordance with GAAP at the lower of cost or market, cost being determined on the basis of first-in, first-out (FIFO), and does not include any slow-moving, obsolete, spoiled, discontinued or unusable Inventory, the value of which has not been fully written down. At the Closing, the Inventory will include an amount of raw materials, work-in-progress, finished goods, packaging materials and spare parts reasonably necessary for the conduct of the Business in the Ordinary Course of Business.

Section 4.9    Accounts Receivable.  All accounts receivable of the Company represent bona fide transactions made in the Ordinary Course of the Business and are collectible by the Company in the Ordinary Course of Business.

Section 4.10    Absence of Certain Changes or Events.  Except in connection with the transactions contemplated hereby or as set forth on Schedule 4.10, since the Statement Date (a) the Company has conducted the Business only in the Ordinary Course of Business (in addition, the Company has continued to utilize the services provided by Kraft under the Kraft Transition Services Agreement in a manner consistent with the practices of the Company during the three-month period ended November 30, 2006), (b) the Company has not taken, committed to take or permitted to occur any of the events specified in Section 7.1 and (c) the Company has not incurred or sustained any event or occurrence which has caused, or would reasonably be expected to result in, a Material Adverse Effect.

Section 4.11    Real Property.  Schedule 4.11 sets forth a list and legal description of all real property owned by the Company (the "Real Property"). The Company does not lease any Real Property.

(a)          Except as set forth on Schedule 4.11(a):

(i)   The Company has good, marketable and insurable fee simple title to the Real Property, free and clear of all Encumbrances other than the following, but only to the extent that the following do not individually or in the aggregate materially impair the marketability, use or operation of the Real Property as currently conducted by Seller: (i) (A) Encumbrances for Taxes, assessments or governmental charges or levies on property not yet delinquent or the validity of which are being contested in good faith by appropriate proceedings and (B) Encumbrances arising under equipment leases with third parties entered into in the Ordinary Course of Business; (ii) leases, subleases and similar Contracts specifically listed in Schedule 4.11(a); (iii) Encumbrances consisting of zoning or planning restrictions, Permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially impair the marketability, use and operation of such Real Property in the operation of the Business as currently conducted and (iv) private and public easements and roads or highways and any condition shown on the survey of the Real Property listed in Schedule 4.11(a) (collectively, "Permitted Encumbrances");

(ii)   There are no condemnation or eminent domain proceedings pending or, to the Knowledge of Seller, threatened with respect to the Real Property;

(iii)  There are no leases or subleases or other occupancy agreements of any kind granting to any Person the right of use or occupancy of any portion of the parcels of the Real Property and no other part of any other business of Seller or its Affiliates uses or has a right to use any portion of the Real Property;

(iv) There are no outstanding options or other contractual rights to purchase, lease or use, or rights of first refusal to purchase the Real Property or any portions thereof or interests therein or contracts relating to the right to receive any portion of the income or profits from the sale, operation or development thereof;

(v)  There are no pending, or to the Knowledge of Seller, threatened, proceedings to change or redefine the zoning classification of all or any portion of the Real Property or, to the Knowledge of Seller, any proposed changes that would be reasonably expected to affect materially ingress or egress from the Real Property;

(vi) The material buildings and other improvements on the Real Property are in good operating condition and repair (subject to ordinary wear and tear and routine maintenance in the Ordinary Course of Business);

(vii) The Company has not received any notice, and has no Knowledge, that it is in default under any of the covenants, easements or restrictions affecting or encumbering the Real Property or any constituent or portion thereof;

(viii) There has been no damage to any portion of the Real Property caused by fire or casualty that has not been fully repaired; and

(ix) The Company has not received any written notices from any insurance company that issued a policy with respect to the Real Property, regarding outstanding requirements or recommending repairs or work to be done at the Real Property.

(b) Seller has delivered all certificates of occupancy within its possession or control for the Real Property (and such certificates are registered in the name of the Company if then required in the jurisdiction where the Real Property is located) to Purchaser and all such certificates of occupancy are set forth on Schedule 4.11(b).

(c) To Seller’s Knowledge, Seller's existing use of the Real Property is permitted as of right under all applicable zoning and legal requirements.

(d) To Seller’s Knowledge, all utility services necessary and reasonably sufficient for the occupancy and use of the Real Property, including without limitation telephone services, gas,

electric power, storm sewers, sanitary sewer and water facilities, are available to the Real Property, adequate to serve the Real Property and not subject to any conditions, other than normal charges to the utility supplier, which would limit the use of such utilities. To Seller’s Knowledge, all streets and easements necessary for operation, maintenance and enjoyment of the Real Property are available to the boundaries of the Real Property, and no change has been proposed in the route, grade or width of, or anything otherwise affecting, any street, creek or road adjacent to or serving the Real Property. To Seller’s Knowledge, all curb cut and street opening permits or licenses required for vehicular access to and from the Real Property from any adjoining public street have been obtained and paid for and are in full force and effect. To Seller’s Knowledge, there is no pending or threatened governmental proceeding which would limit or result in the termination of the Real Property’s existing access to and from public streets or roads.

Section 4.12 Intellectual Property.

(a)    "Intellectual Property" means any rights arising from or associated with the following: (i) utility and design patents and patent applications, (ii) trademarks, service marks, trade names, brand names, trade dress, packaging design, slogans, logos, internet domain names and associated goodwill, (iii) inventions, discoveries, methods, techniques, algorithms, data, technology, specifications, data bases (including customer lists), research and development information, ideas, processes, formulae, designs, models, industrial designs, know-how, proprietary information, trade secrets, and confidential information, whether or not patented or patentable, (iv) copyrights, writings and other copyrightable works and work-in-progress, databases and software, (v) all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world including moral rights, publicity rights, and any other industrial rights, (vi) all registrations and applications for registration of any of the foregoing and (vii) any renewals, extensions, continuations, continuations-in-part, divisionals, reexaminations or reissues or equivalent or counterpart of any of the foregoing in any jurisdiction throughout the world. The term "Company IP" means any Intellectual Property that is owned by or licensed to the Company.

(b)    Schedule 4.12(b) sets forth a complete and accurate list of the following Company IP: (i) utility patents and applications therefore; (ii) design patents and applications therefore; (iii) utility models and applications therefore; (iv) registered trademarks, registered trade names and registered service marks, and applications therefore; (v) registered copyrights and applications therefore; and (vi) domain names and domain name registrations. The Company IP and all right, title, and interest related thereto, set forth on Schedule 4.12(b) is exclusively owned by the Company free and clear of all Encumbrances, and except for fees and costs required to prosecute and maintain the Company IP set forth on Schedule 4.12(b) in effect, the Company is not obligated to make any payments of any kind in respect thereof. The Company IP set forth on Schedule 4.12(b) has not been cancelled, expired, or been abandoned and, to the Knowledge of Seller, is valid, subsisting and enforceable.

(c)    Schedule 4.12(c) sets forth a list of all licenses or other agreements which grant the Company rights in Intellectual Property owned by a third party (other than computer software licenses, which are the subject of Section 4.12(d)). The Company has made available to

Purchaser true and complete copies of all Contracts for the Company IP licenses and agreements listed on Schedule 4.12(c). Except as set forth on Schedule 4.12(c), the Company has performed all material obligations required to be performed by it under the Contracts listed thereon, and, to the Knowledge of Seller, no other party to any such Contract is in default thereunder.

(d)    Schedule 4.12(d) sets forth a list of all material computer software included in the Company IP, other than (i) Desktop Software and (ii) computer software and firmware in or used to control or operate any of the machinery or equipment of the Company. Seller has made available to Purchaser true and complete copies of all Contracts for the software listed on Schedule 4.12(d). "Desktop Software" means any third-party computer software that is licensed for use on desktop or laptop "PC-class" computers or related local area network servers other than by a written agreement executed by the licensee, and includes software licensed by shrink wrap or click wrap licenses, the Microsoft Windows class of operating system software, and Microsoft Office or similar office productivity software (including individual programs contained therein).

(e)    There is no written, or, to the Knowledge of Seller, oral, claim by any third party against the Company contesting the validity, enforceability or ownership of any of the Company IP, and, to the Knowledge of Seller no such claims are threatened. The Company has not received in the one-year period prior to the Effective Date any written notice that any of the Company IP infringes on or otherwise violates any third party Intellectual Property rights. To the Knowledge of Seller, neither the development, manufacture, sale, distribution or other commercial exploitation of products by or on behalf of the Company, nor any other activities or operations of the Company, infringes, misappropriates or otherwise violates or conflicts with the Intellectual Property rights of any third party.

(f)    To the Knowledge of Seller, there is no current or former employee or consultant of Seller that owns any rights in or to any of the Company IP.

(g)    To the Knowledge of Seller, there is no violation or infringement by a third party of any of the Company IP.

(h)    The Company has taken all necessary security and other measures to protect the confidentiality of all of the Company's proprietary information, trade secrets and confidential information.

(i)    Except as set forth on Schedule 4.12(i), there are no settlements, forbearances to sue, consents, judgments, orders, or similar obligations that: (i) restrict the rights to use any Company IP; (ii) restrict the conduct of the Company's business; or (iii) permit third parties to use any Company IP.

(j)    The Company IP constitutes all the material Intellectual Property rights necessary for the conduct of the business of the Company as it is currently conducted.

(k)    Except as set forth on Schedule 4.12(k), no licenses, sublicenses, agreements or permissions regarding Company IP will terminate or cancel as a result of the sale of the Shares or other transactions hereunder and any licenses, sublicenses, agreements or permissions regarding Company IP will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following the Closing.

Section 4.13 Material Contracts.

(a)    Schedule 4.13 sets forth a list, as of the Effective Date, of the following Contracts (other than the Contracts set forth on Schedules 4.12(c) and (d), and other than Contracts that individually have a future liability not in excess of $75,000 and are fully performable or otherwise cancelable by the Company upon notice of not more than 90 calendar days without cost), copies of which have been made available to Purchaser:

(i)    Contracts for the purchase or sale of assets, products or services, other than purchase orders entered into in the Ordinary Course of Business that involve amounts not in excess of $100,000 annually;

(ii)    Sole source supply Contracts for the purchase of Inventory that is otherwise not generally available and that is used predominantly in the manufacture of a Company product;

(iii)   Contracts pursuant to which the Company grants to any Person the right to market, distribute or resell any Company product, or to represent the Company with respect to any such product, or act as agent for the Company in connection with the marketing, distribution or sale of any Company product;

(iv)  Contracts for the lease of equipment with payments in excess of $100,000 annually;

(v)   Contracts containing a covenant that restricts the Company from engaging in any line of business or competing with any Person;

(vi)   Employment, consulting or independent contractor Contracts, other than unwritten at-will employment Contracts;

(vii)  Each sales commission agreement and similar Contracts providing for payments to any Person based on sales, purchases, or profits, other than direct payments for goods;

(viii) Each joint venture, partnership or other Contract involving a sharing of profits, losses, costs or liabilities of the Company with any other Person;

(ix)   Currency exchange, interest rate, commodity exchange or similar Contracts;

(x)    Contracts for capital expenditures, other than (A) capital expenditures reflected in the capital expenditures budget of the Company previously made available to Purchaser or (B) Contracts which involve or are reasonably likely to involve consideration of not more than $50,000 in the aggregate;

(xi)   Contracts with any director, officer or employee of the Company (in each case, other than (A) employment agreements covered in clause (vi) above), (B) payments of compensation for employment to employees in the Ordinary Course of Business and (C) participation in Employee Benefit Plans by employees; and

(xii)   Any other contract or agreement that is material to the Company.

(b)    Each Contract required to be set forth on Schedule 4.13 and the other schedules referred to in Section 4.13(a) (the "Material Contracts") is a legal, valid and binding obligation of the Company and, to the Knowledge of Seller, each other party thereto, enforceable in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors' rights generally and to general equitable principles. The Company has performed in all material respects all of the obligations required to be performed by it to date and is not in default under the Material Contracts, and, to the Knowledge of Seller, no other party to any such Material Contract is in default thereunder.

Section 4.14 Title and Condition of Assets.

(a)    Except as set forth in Schedule 4.14(a), the Company has good and valid title to or a valid leasehold interest in all of their tangible assets, including all of the assets reflected on the Balance Sheet or acquired in the Ordinary Course of Business since the date of the Balance Sheet, except those sold or otherwise disposed of for fair value since the date of the Balance Sheet in the Ordinary Course of Business. Except as set forth in Schedule 4.14(a), none of the assets owned or leased by the Company is subject to any Encumbrance, other than Permitted Encumbrances. This Section 4.14(a) does not relate to Real Property or Intellectual Property.

(b)    Schedule 4.14(b) lists the categories of services material to the Company that are provided to the Company by any of its Affiliates in connection with the operation of the Business as presently conducted. All tangible assets owned or leased by the Company have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

(c)    Except as set forth on Schedule 4.14(c), the Company has all of the assets, properties and rights necessary and sufficient for it to operate the Business following the Closing Date as currently conducted or proposed to be conducted.

Section 4.15    Litigation.  Except as set forth on Schedule 4.15, there is no material action, suit or proceeding at law or in equity pending, or to the Knowledge of Seller, threatened, or to the Knowledge of Seller any investigation by a Governmental Authority (i) against the Business, the Company or any material property or asset of the Company or any of the officers and directors of the Company in regards to their actions as such, or (ii) which, if decided adversely to the Company, would prohibit, hinder or delay the transactions contemplated by this Agreement or materially impair the Business. Except as set forth on Schedule 4.15, (a) the Company has not been permanently or temporarily enjoined or barred by order, judgment or decree of or agreement with any Governmental Authority from engaging in or continuing any conduct or practice in connection with the operation of the Business, and (b) there is no outstanding order, judgment, ruling, injunction or decree requiring the Company to take, or refrain from taking, action with respect to the Business.

Section 4.16    Compliance with Laws; Permits.  The Company conducts the Business in compliance in all material respects with all applicable laws, rules, regulations, orders or decrees promulgated by any Governmental Authority applicable to the conduct of the Business or the ownership or use of its assets (each, a "Legal Requirement"). Except as set forth in Schedule 4.16(a), since March 31, 2005, neither Seller nor the Company has received any written notice from any Governmental Authority regarding (a) any actual, alleged or potential violation of, or failure to comply with any Legal Requirement, or (b) any actual, alleged or potential obligation of the Company to undertake, or to bear all or any portion of the costs of, any remedial action of any nature. Schedule 4.16(b) sets forth a list all material Permits necessary for the Company to own and operate its properties and to conduct the Business in all material respects as currently conducted. All such Permits are in full force and effect in all material respects and, since March 31, 2005, neither Seller nor the Company has received any written notice of any suspension, modification, revocation, cancellation or non-renewal, in whole or in part, of any such Permit. This Section 4.16 does not relate to Taxes, which are the subject solely of Section 4.17, Employee Benefit Plans, which are the subject solely of Section 4.18, employee and labor matters, which are the subject solely of Section 4.19 or environmental matters, which are the subject solely of Section 4.20.

Section 4.17 Taxes.

(a)    The Company has filed all U.S. federal income and material state, local and foreign Tax Returns that were required to be filed on or prior to the Closing Date, and all such Tax Returns are true, correct and complete in all material respects. "Tax Returns" means all returns, declarations, reports, estimates, information returns and statements required to be filed with respect to Taxes. "Taxes" means (i) all federal, state, provincial, local and foreign taxes, charges, fees, levies, duties, imposts, contributions or similar assessments imposed by any Governmental Authority, including income (federal, state, provincial, local and foreign), gross receipts, value added, ad valorem, excise, real property, personal property, windfall profit, minimum, franchise, stamp, licensing, withholding, employment, social security, sales, use, transfer, unemployment and payroll taxes and any other tax, (ii) liabilities for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as successor or otherwise through operation of law, (iii) any liability for the payment of amounts described in clauses (i) and (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person and (iv) any interest, fines, penalties or additions to tax resulting from, attributable to, or incurred in connection with such Taxes.

(b)    All Taxes required to be paid by the Company, whether or not shown to be due on such Tax Returns, have been paid or accrued, other than such Taxes as are being contested in good faith by or on behalf of the Company.

(c)    All Taxes that the Company has been required to collect or withhold in connection with the Business have been duly collected or withheld and have been or will be timely and duly paid to the proper taxing authority.

(d)    Except as set forth on Schedule 4.17(d), neither Seller nor the Company has received any written notice of any claim or assessment by any taxing authority for deficiencies for Taxes which have not been resolved or paid in full. Except as set forth on Schedule 4.17(d), there are no pending, proposed or, to the Knowledge of Seller, threatened audits, suits, proceedings, actions or claims for or relating to any liability in respect of Taxes. Except as set forth on Schedule 4.17(d), there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax Returns required to be filed on or before the Closing Date.

(e)    There are no Encumbrances upon the assets of the Company for Taxes, other than for Taxes not yet delinquent or with respect to Taxes being contested in good faith by appropriate proceedings.

(f)    The Company is not a party to any agreement, arrangement or plan that has resulted in or could result in the payment to any Company Employee of any "excess parachute payment" within the meaning of Code Section 280G.

(g)    Except as set forth on Schedule 4.17(g), the Company is not a party to or bound by any Tax sharing or Tax indemnity agreement or any other agreement of a similar nature.

(h)    The Company will not be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the completed contract method accounting, the long-term contract method of accounting, the cash method of accounting, or Section 481 of the Code or any comparable provision of state, local or foreign Tax law or for any other reason.

(i)    The Company is not and has not been a party to any "reportable transaction" as defined in Treasury Regulation Section 1.6011-4(b).

(j)    The Company is not, and has not been, a "United States Real Property Holding Corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 4.18 Employee Benefit Plans.

(a)    Schedule 4.18(a) lists each "Employee Benefit Plan", as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which is maintained, administered or contributed to by the Company or with respect to which the Company has any liability (contingent or direct). With respect to each Employee Benefit Plan, Company has made available to Purchaser current copies of, where applicable, (i) the plan document or other governing documents, (ii) the most recent summary plan description, if any, and any summaries of material modifications, and (iii) with respect to any Employee Benefit

Plan that is intended to be tax-qualified within the meaning of Section 401(a) of the Code, the most recent determination or opinion letter received from the Internal Revenue Service.

(b)    Except as provided in Schedule 4.18(b), no Employee Benefit Plan is a multiemployer plan within the meaning of ERISA Section 3(37). The Employee Benefit Plan indentified in Schedule 4.18(b) will hereinafter be referred to as the "Multiemployer Plan".

(c)    Each Employee Benefit Plan that is intended to qualify under Code Section 401(a) has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Employee Benefit Plan has not yet expired, each trust established in connection with any Employee Benefit Plan which is intended to be exempt from federal income taxation under Code Section 501(a) is so exempt, and nothing has occurred since the date of such determination letter that could reasonably be expected to result in the loss of tax disqualification of any such Employee Benefit Plan. Each Employee Benefit Plan has been maintained in material compliance with the terms thereof and with the requirements prescribed by applicable law.

(d)    Schedule 4.18(d) lists each employment, severance or other similar contract, arrangement or policy (written or oral) and each plan or arrangement (written or oral) providing for profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation, deferred compensation, insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, or post-retirement insurance, compensation or benefits which (i) is not an Employee Benefit Plan, and (ii) is entered into, maintained or contributed to by the Company (or any Affiliate of the Company with respect to any employees of the Company). Such contracts, plans and arrangements, copies or descriptions of which have been made available to Purchaser, are hereinafter referred to collectively as the "Benefit Arrangements". Each Benefit Arrangement has been maintained in material compliance with the terms thereof and with the requirements prescribed by applicable law.

(e)    No Employee Benefit Plan provides post-employment health or life insurance benefits except as required by ERISA Section 601 or as otherwise disclosed on Schedule 4.18(e).

(f)    No Employee Benefit Plan will obligate Purchaser by its terms to assume or perform any obligation thereunder as a result of the transactions contemplated by this Agreement, other than the Multiemployer Plan or under the CBA.

(g)    All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable law) with respect to the Multiemployer Plan and Employee Benefit Plan subject to Title IV of ERISA for all periods prior to the Closing Date have been made.

(h) With respect to each Multiemployer Plan maintained by the Company (or any Affiliate of the Company with respect to any employees of the Company), Schedule 4.18(h) states the Company's good faith estimate of withdrawal liability or other termination liability that would be incurred by the Company (or any Affiliate of the Company) if there were a cessation of operations of the Company or of the obligation to contribute to such plan (with respect to any employees of the Company) as of the Closing Date.

Section 4.19    Employee and Labor Matters.

(a)    Except as set forth on Schedule 4.19(a), none of the employment terms of any employee of the Company are subject to the terms of a current collective bargaining agreement. The Company is in material compliance with the terms, conditions and obligations contained in the collective bargaining agreement set forth on Schedule 4.19(a) (the "CBA").

(b)    Except as set forth on Schedule 4.19(b), (i) Since March 31, 2005, the Company has not received written notice of any complaint against or arbitration proceeding which is currently pending before the National Labor Relations Board or the Equal Employment Opportunity Commission or, to the Knowledge of Seller, threatened against the Company, and (ii) there are no labor strikes, disputes, grievances pending under any collective bargaining agreements, slowdowns, work stoppages or other labor disturbances or difficulties pending or, to the Knowledge of Seller, threatened against the Company or the Business.

(c)    The Company has complied in all material respects with all laws rules and regulations respecting the employment of labor.

Section 4.20    Environmental Matters.

(a)    Schedule 4.20 lists all Environmental Permits. All Environmental Permits are in full force and effect, and neither Seller nor the Company (nor any of its Affiliates) has received any notice regarding the revocation, suspension or amendment of any Environmental Permit. Except as set forth on Schedule 4.20(a), the Company, the Business and its operations, and, to the Knowledge of Seller, any of the Company’s predecessors in interest solely with respect to the Business, are and, since March 31, 2005, have been in compliance with all applicable Environmental Laws and all applicable Environmental Permits. Except as disclosed on Schedule 4.20(a), neither Seller nor the Company (nor any of its Affiliates) has received any written notice asserting that the Company, the Business or its operations, or with respect to the Business, any of the Company’s predecessors in interest are not in compliance with any Environmental Laws or any Environmental Permit. Except as set forth on Schedule 4.20(a), the execution by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby will not require any material consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority on or prior to the Closing Date, nor result in the modification or termination of any Environmental Permit.

(b)    Except as set forth on Schedule 4.20(b), there is no pending or, to the Knowledge of Seller, threatened inquiry or information request by any Governmental Authority, civil or criminal litigation, notice of violation or written material claim under or related to any Environmental Law relating to the Company, the Business or its operations or, to the Knowledge of Seller, any of the Company's predecessors in interest solely with respect to the Business. Except as set forth on Schedule 4.20(b) and except for any notice or claim that has been resolved, neither Seller nor the Company (nor any of its Affiliates) has received any written claim alleging any actual or potential responsibility of the Company or solely with respect to the

Business, any of its predecessors in interest for, or any written inquiry or written notice of investigation regarding, any Release or threatened Release of any Hazardous Substance with respect to the Company, the Business or its operations.

(c)    Except as set forth on Schedule 4.20(c), (i) there are no underground tanks or other underground storage receptacles used to contain Hazardous Substances, either active or abandoned, at the Real Property or any other property currently or formerly owned, operated or leased by the Company or the Business, that the Company or the Business is required to investigate, retrofit, abate, remediate or remove under Environmental Law; (ii) there have been no Releases of Hazardous Substances upon or from the Real Property or, to the Knowledge of Seller, upon or from any property ever owned, operated or leased by the Company, the Business or any of the Company’s predecessors in interest with respect to the Business, with respect to which Environmental Laws currently require environmental remediation that has not been performed or that could reasonably be expected to result in a material liability; (iii) there are no polychlorinated biphenyls (PCBs) or asbestos located at or on the Real Property, except in compliance with Environmental Laws; (iv) there is no ongoing Hazardous Substances environmental cleanup action at the Real Property or, to the Knowledge of Seller, any investigation pending or threatened relating to any environmental cleanup action at the Real Property; and (v) to the Knowledge of Seller, there is no ongoing Hazardous Substances environmental cleanup action, nor any investigation pending or threatened related to any environmental cleanup action, (A) at any property to which the Company, the Business or any of the Company’s predecessors in interest with respect to the Business has sent waste for disposal, or (B) at any property currently or formerly owned, operated or leased by the Company, the Business or any of the Company’s predecessors in interest with respect to the Business.

(d)    Seller has delivered to Purchaser all environmental documents, studies and reports (including without limitation, Phase I and Phase II investigation reports) within its possession and control relating to: (i) any facilities or real property ever owned, operated or leased in connection with the Business, including without limitation the Real Property and any facilities or real property ever owned, operated or leased by the Company or any of its predecessors in interest with respect to the Business; or (ii) any environmental liability of the Company or any of its predecessors in interest with respect to the Business.

(e)    Except as set forth on Schedule 4.20(e), there are no material liabilities of any third party arising out of or related to Environmental Laws or Hazardous Substances that the Company or to the Knowledge of Seller, with respect to the Real Property, any of its predecessors in interest has expressly agreed to assume or retain by contract or otherwise.

(f)    Except as set forth on Schedule 4.20(f), the Company is not operating, nor, to the Knowledge of Seller, is required to be operating, under any material consent or compliance order, decree or agreement issued or entered into, under or pertaining to any Environmental Law.

(g)    For purposes of this Agreement:

(i)    "Environmental Laws" means all applicable laws whether created under common law or statutorily and any rules, regulations, and ordinances promulgated by any Governmental Authority and all orders, consent orders, judgments, notices, Permits or demand letters issued, promulgated or entered pursuant thereto, relating to pollution or protection of the environment, in each case as amended and in effect as of the Closing Date, including (A) laws relating to emissions, discharges, Releases or threatened Releases of pollutants, contaminants, chemicals, industrial materials, wastes or other substances into the environment and (B) laws relating to the identification, generation, manufacture, processing, distribution, labeling, migration, use, treatment, storage, disposal, recovery, transport or other handling of pollutants, contaminants, chemicals, industrial materials, wastes or other substances. Environmental Laws includes the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), the Toxic Substances Control Act, as amended, the Hazardous Materials Transportation Act, as amended, the Resource Conservation and Recovery Act, as amended ("RCRA"), the Clean Water Act, as amended, the Safe Drinking Water Act, as amended, the Clean Air Act, as amended, the Emergency Planning and Community Right-to-Know Act of 1986 and all analogous laws promulgated or issued by any Governmental Authority; and Occupational Safety and Health Act, as amended, any implementing regulations and any analogous state law;

(ii) "Environmental Permits" means all material Permits required under Environmental Law by or for the conduct of the Business as currently conducted;

(iii) "Hazardous Substances" means all substances subject to regulation, control or remediation under Environmental Laws; and

(iv) "Releases" means any "release" as defined by or under CERCLA and any "disposal" as defined by or under RCRA.

(h) The representations and warranties set forth in this Section 4.20 are the sole and exclusive representations and warranties relating to environmental matters, including Environmental Laws, Environmental Permits, Hazardous Substances and Releases.

Section 4.21    Transactions with Affiliates.    Except as set forth in Schedule 4.21, no Affiliate, officer or director of the Company, Seller or Parent owns, directly or indirectly, any property, asset or right used by the Company, or any material interest in any Person that is engaged in business as a lessor, lessee, customer or supplier of the Company and there are no agreements or intercompany obligations between the Company and any of its Affiliates. During the one year period prior to the date hereof, there have been no transfers between the Company, Seller, Parent or any of their Affiliates that would constitute a fraudulent conveyance or preferential transfer, including, payment of any dividend or distribution or sale of material assets other than in connection with cash management or provision of services in the Ordinary Course of Business of the Company, Seller, Parent or any of their Affiliates.

Section 4.22    Brokers.  Except for Duff & Phelps, LLC, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Affiliates. Seller is solely responsible for the fees and expenses of Duff & Phelps, LLC.

Section 4.23    Solvency.    The Company is and, immediately after giving effect to the transactions contemplated hereby, will be, Solvent.

Section 4.24    Identity of Holder of Secured Bank Debt; Forbearance.  The rights and responsibilities of the Lenders under the 2006 Credit Agreement, the Americana Credit Agreement and all agreements related or ancillary to each such agreement, including without limitation any security agreement or guaranty have been restructured as of November 17, 2006 in accordance with the documents listed on Schedule 4.24, true and correct copies of which have been provided to Purchaser, and the Forbearance Agreements listed in Schedule 4.24 are in full force and effect and enforceable against the Lenders identified therein.

Section 4.25    Disclaimer of Other Warranties.  SELLER MAKES NO REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY OR ITS BUSINESS OR ASSETS, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR FUTURE RESULTS, OTHER THAN AS EXPRESSLY PROVIDED IN THIS ARTICLE IV. WITHOUT LIMITING THE FOREGOING, SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED, WITH RESPECT TO (A) ANY MANAGEMENT PRESENTATION OR (B) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE COMPANY OR ITS BUSINESS.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Purchaser as set forth below:

Section 5.1    Organization, Existence and Good Standing.  Parent is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, and has all corporate power and authority to own, lease, use and operate its properties and to carry on its business as currently being conducted. Parent is duly qualified or licensed as a foreign corporation or, as applicable, extra provincial corporation, and is in good standing, if applicable, in each jurisdiction in which its right, title or interest in or to any assets of the Company makes such qualification necessary, except where the failure to be so duly qualified or licensed would not have a material adverse effect on Parent.

Section 5.2    Authorization, Validity and Execution.  Parent has all necessary corporate power and authority (a) to execute and deliver this Agreement and the other agreements, documents and instruments to be executed by Parent in connection with the transactions contemplated hereby (such other agreements, documents and instruments, the "Parent Documents"), (b) to perform its obligations hereunder and thereunder and (c) to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Parent Documents will be on or prior to the Closing Date, duly authorized, executed and delivered by Parent and, assuming the due execution of this Agreement by Purchaser, is a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors' rights generally and to general equitable principles.

Section 5.3    Consents and Approvals; No Violations. Except (a) for filings that may be required under applicable Canadian Securities laws, the Securities and Exchange Act of 1934, as amended, or any other applicable federal or state securities or "blue sky" laws and (b) as set forth on Schedule 5.3, the execution by Parent of this Agreement and the Parent Documents (i) will not violate the provisions of the articles of continuance or bylaws of Parent; (ii) will not violate any statute, rule, regulation, order or decree of any Governmental Authority by which Parent or its assets are bound; (iii) will not require any material consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority on or prior to the Closing Date; and (iv) will not result in a material violation of, conflict with, constitute a material default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Encumbrance upon any of Parent's assets under, any of the terms, conditions or provisions of any material contract to which Parent is a party or by which any of its assets may be bound, excluding from the foregoing clauses (iii) and (iv) consents, approvals, notices and filings the absence of which, and violations, defaults, rights, conflicts or Encumbrances the existence of which, would not have a change, effect, event or occurrence that is materially adverse to, or has a materially adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement.

Section 5.4    Disclaimer of Other Warranties. PARENT MAKES NO REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY OR ITS BUSINESS OR ASSETS, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR FUTURE RESULTS, OTHER THAN AS EXPRESSLY PROVIDED IN THIS ARTICLE V. WITHOUT LIMITING THE FOREGOING, PARENT DOES NOT MAKE ANY REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED, WITH RESPECT TO (A) ANY MANAGEMENT PRESENTATION OR (B) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE COMPANY OR ITS BUSINESS.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller and Parent as set forth below:

Section 6.1    Organization, Existence and Good Standing. Purchaser is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Holdings is a Delaware corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is or on or prior to the Closing, will be, the sole record and beneficial owner of all issued and outstanding equity interests in Purchaser.

Section 6.2 Authorization, Validity and Execution.

(a)    Purchaser has all necessary power and authority (i) to execute and deliver this Agreement, and the other agreements, documents and instruments to be executed by Purchaser in connection with the transactions contemplated hereby (such other agreements, documents and instruments, together with the Note and the Warrant, the "Purchaser Documents"), (ii) to perform its obligations hereunder and thereunder and (iii) to consummate the transactions contemplated hereby and thereby.

(b)    Holdings has all necessary power and authority (i) to execute and deliver the Note and the Warrant, (ii) to perform its obligations thereunder and (iii) to consummate the transactions contemplated thereby.

(c)    This Agreement has been, and each of the other Purchaser Documents will be on or prior to the Closing Date, duly authorized, executed and delivered by Purchaser or Holdings, as the case may be, and, assuming the due execution of this Agreement by Seller and Parent, is and are legal, valid and binding obligations of Purchaser and Holdings, enforceable against them in accordance with their respective terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors' rights generally and to general equitable principles.

Section 6.3    Consents and Approvals; No Violation. Except for such filings that may be required under the Securities Exchange Act of 1934, as amended, or any other applicable federal or state securities or "blue sky" laws, the execution by Purchaser or Holdings of this Agreement and the Purchaser Documents and the consummation by Purchaser of the transactions contemplated hereby (i) will not violate the provisions of the certificate of formation, operating agreement or similar organizational instrument of Purchaser or Holdings; (ii) will not violate any statute, rule, regulation, order or decree of any Governmental Authority to which Purchaser or Holdings is subject; (iii) will not require any consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority on or prior to the consummation of the transactions contemplated by this Agreement; and (iv) will not result in a violation of, conflict with, constitute a default (or give rise to any right of termination, cancellation, payment or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or Holdings is a party, excluding from the foregoing clauses (iii) and (iv) consents, approvals, notices and filings the absence of which, and violations, defaults, rights, conflicts or Encumbrances the existence of which, would not have a change, effect, event or occurrence that is materially adverse to, or has a materially adverse effect on the ability of Purchaser or Holdings to consummate the transactions contemplated by this Agreement. Purchaser has obtained as of the date hereof all necessary consents of the Senior Lender (as defined in the Note) to permit the issuance of the Note in the form attached hereto as Exhibit A.

Section 6.4    Availability of Funds. At the Closing, Purchaser will have sufficient funds available on hand or through existing credit facilities to enable Purchaser to consummate the transactions contemplated hereby and to permit Purchaser to perform all of its obligations under this Agreement. Purchaser has delivered to Seller a commitment letter of Catterton Partners Management Company, in the form attached hereto as Exhibit C.

Section 6.5    Solvency. Purchaser is and, immediately after giving effect to the transactions contemplated hereby, will be, Solvent.

Section 6.6    Litigation. There is no action, suit or proceeding at law or in equity against Purchaser or any of its Affiliates pending, or to the knowledge of Purchaser, threatened which would, if decided adversely to Purchaser, prohibit the transactions contemplated by this Agreement or which would have a material adverse effect on Purchaser's or Holdings' ability to consummate the transactions contemplated by this Agreement.

Section 6.7    WARN Act. Purchaser has no present plans or intention to carry out, following the Closing, any plant closing or mass layoff which would violate the Worker Adjustment and Retraining Notification Act ("WARN Act") (or any applicable state law equivalent) at any facility of the Company.

Section 6.8    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

ARTICLE VII
CERTAIN AGREEMENTS

Section 7.1 Conduct of the Business.

(a)    During the period from the Effective Date to the Closing Date, Seller shall cause the Company to (i) conduct the Business in the Ordinary Course of Business, (ii) use Reasonable Best Efforts to preserve its business organizations, maintain and preserve the tangible assets of the Company in their current condition and repair (ordinary wear and tear excepted), (iii) make capital expenditures in accordance with Schedule 7.1, (iv) keep available to Purchaser the services of the employees of the Company necessary to operate the North Lawrence, New York facility as currently operated and (v) preserve for Purchaser the goodwill of its customers and suppliers. Notwithstanding the immediately preceding sentence, during the period from the Effective Date to the Closing Date, except (x) as may be approved by Purchaser (such approval not to be unreasonably withheld or delayed), (y) as is otherwise permitted, contemplated or required by this Agreement or required by Law and (z) as set forth on Schedule 7.1, Seller, in respect of the Company, shall not, and shall cause the Company not to:

(i) (A) Adopt or amend any collective bargaining agreement, other than (1) the New Labor Contract or (2) as required by law or (B) adopt or amend in any material respect any Employee Benefit Plan, other than (1) in connection with the adoption or amendment of an Employee Benefit Plan that applies generally to employees of Seller or its Affiliates and (2) as required by law;

(ii) Grant to any employee any increase in compensation or benefits, except in the Ordinary Course of Business and consistent with the Company's applicable policies and past practices or except as required under any existing Contracts;

(iii) Issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (A) any shares of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in the Company or (B) any properties or assets of the Company, other than (1) sales or transfers of Inventory in the Ordinary Course of Business or (2) sales of other assets that do not exceed $100,000 in the aggregate;

(iv) Make or incur any capital expenditure that is not (A) paid for prior to the Closing Date, including capital expenditures spent in the Ordinary Course of Business, (B) made in accordance with Schedule 7.1 or (C) otherwise currently approved in writing, provided, that they do not exceed $100,000 in the aggregate;

(v)  Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of its capital stock;

(vi) Reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or make any other change with respect to its capital structure;

(vii) Acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(viii) Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, or otherwise alter the Company's corporate structure;

(ix) Change, in any material respect, its accounting methods;

(x) Compromise or settle any Tax Claim or assessment (including those matters disclosed on Schedule 4.17(d)), make or change any Tax election, change any annual Tax accounting period, change any Tax accounting method, or file any amended Tax returns, any of which would be reasonably expected to adversely affect the Company after the Closing Date;

(xi) (A) terminate any Material Contract, (B) modify or amend any Material Contract or otherwise assume any additional obligations in excess of $75,000 individually and $200,000 in the aggregate pursuant to such Material Contract or (C) enter into any new Contract involving annual liability or expenditure in excess of $75,000 individually and $200,000 in the aggregate, other than (1) Contracts relating to capital expenditures permitted under subsection (iv) above and (2) purchase orders entered into in the Ordinary Course of Business;

(xii) Do any act or fail to do any act which could result in the termination, expiration, revocation, suspension, nonrenewal or adverse modification of any of the Permits;

(xiii) Waive any material right under a Material Contract;

(xiv) Accelerate the collection of any of the accounts or notes receivable of the Company except in the Ordinary Course of Business;

(xv) Delay the payment of any of the accounts or notes payable except for compromises or settlements of such amounts in the Ordinary Course of Business;

(xvi) Settle any outstanding Claims (other than Tax Claims and Insurance Claims);

(xvii) Commence any litigation, arbitration or other proceeding;

(xviii) Negotiate or institute any new customer programs relating to trade promotions or allowances, customer deductions or coupons, except in the Ordinary Course of Business; provided, that the Company agrees to meet with Purchaser on a weekly basis to apprise Purchaser of matters regarding such customer programs;

(xix) Enter into or consummate any transaction or agreement with Seller, Parent or any of their Affiliates other than in the Ordinary Course of Business consistent with past practice;

(xx) Change the utilization of the services provided by Kraft under the Kraft Transition Services Agreement such that they are no longer consistent with the practices of the Company during the three-month period ended November 30, 2006; or

(xxi) Agree, whether or not in writing, to do any of the foregoing.

(b)    During the period from the Effective Date until the earliest of the termination of this Agreement in accordance with (i) ARTICLE XII, (ii) the Closing Date and (iii) May 31, 2007, Parent agrees that it will not, without the prior written consent of Purchaser, permit, cause or accelerate the consummation of its share capital restructuring pursuant to which it will eliminate its dual-class stock structure and convert each outstanding share of Parent's Class A stock and each outstanding share of Parent's Class B stock into one share of common stock, unless such restructuring is necessary to effectuate the transactions contemplated by a Superior Proposal (as defined below) or other transactions arising out of Permitted Activities in accordance with Section 7.11.

Section 7.2    Access. Seller will permit Purchaser and its representatives to, prior to the Closing Date, (a) in conjunction and cooperation with a representative of Seller and with a mutually agreed upon communication plan and presentation, communicate with the suppliers, customers, brokers and licensors of the Company, and (b) have reasonable access to the properties and to the books and records of the Company and will permit Purchaser to conduct any soil, groundwater or other intrusive sampling during normal working hours and upon reasonable notice to familiarize itself with such properties and the Company or the Company’s relationship with any suppliers, customers, brokers or licensors; provided, that Purchaser will not unreasonably disrupt the personnel and operations of the Company; provided, further, that nothing contained herein (x) will require any employee of the Company to provide any information regarding the Business in any other format or otherwise to manipulate or reconfigure any data regarding the Company; (y) will require the Company to provide Purchaser with access to or copies of (i) any information that must be maintained as confidential in accordance with the terms of a written agreement with a third party or (ii) sensitive customer information, manufacturing processes, pricing lists or other information that relates to the Company and that, in Seller's reasonable business judgment, should not be provided to Purchaser until the transactions contemplated hereby have been consummated in order not to violate applicable laws or regulations of any Governmental Authority; and (z) will require Seller to provide Purchaser with access to or copies of any information that relates to any businesses or operations of Seller other than the Business. All requests for access will be made to such representatives of the Company as Seller will designate, who will be solely responsible for coordinating all such requests and access thereunder. With respect to any communications by Purchaser prior to Closing with customers, suppliers, brokers or licensors of the Company, Purchaser acknowledges and agrees that any plans, strategy, proposals, pricing and product information or other business information whether prepared by the Company or the Purchaser shall at all times remain the property of the Company all of which the Company will be free to use and pursue for its benefit whether or not the Closing occurs. Parent and Seller acknowledge that the customer presentation and talking points delivered to Parent on or about November 16, 2006 are acceptable to Parent and Seller and may be used by Purchaser in connection with presentations to customers without further review or approval by Parent or Seller. Notwithstanding anything to the contrary contained herein, prior to the Closing, Purchaser shall not make any commitments or enter into any oral or written agreements or understandings which are or could reasonably be binding on the Company without the prior written consent of Seller not to be unreasonably withheld, including, without limitation, with respect to trade promotions, new product introduction or any slotting fees or other costs or expenses to be incurred in connection therewith.

Section 7.3    Conditions.

(a)    Each of the parties will use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby and to cause the Closing to occur, including using commercially reasonable efforts to obtain or transfer all Permits, consents, qualifications and orders of Governmental Authorities as are necessary for the consummation of the transactions contemplated hereby and the Company's operation of the Business as of the Closing in the Ordinary Course of Business, to effect all necessary registrations and submissions of information requested by Governmental Authorities, and to fulfill the conditions to the transactions contemplated hereby. Further, the parties will act in good faith to take or cause to be taken all appropriate action to satisfy the conditions set forth in ARTICLE IX, and no party will intentionally take any actions that would, or that would reasonably be expected to, result in any of the conditions set forth in ARTICLE IX not being satisfied.

(b)    Without limiting the generality of the foregoing, as promptly as practicable after the Effective Date, Purchaser and Seller each will properly prepare and file any other filings required by any Governmental Authority relating to the transactions contemplated hereby (collectively, the "Other Filings"). Purchaser and Seller will each promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any Other

Filings by any Governmental Authority or official, and Purchaser and Seller will each supply the other with copies of all correspondence between Purchaser or Seller, as the case may be, and any other appropriate governmental official with respect to any Other Filings.

Section 7.4    Third Party Consents, Releases and Waivers.

(a)    Seller shall or shall cause the Company to give promptly such notice to third parties and obtain such third party consents listed on Schedule 3.2(a)(x). Purchaser shall cooperate with and assist Seller in giving such notices and obtaining such consents.

(b)    Seller and Purchaser agree that, in the event that any consent, approval or authorization necessary to preserve for the Company any right or benefit under any lease, license, commitment or other Contract to which the Company is a party is not obtained prior to the Closing, Seller will, subsequent to the Closing, use Reasonable Best Efforts to obtain such consent, approval or authorization as promptly thereafter as practicable.

Section 7.5 Confidentiality.

(a)    Purchaser acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of a confidentiality agreement dated June 19, 2006, between Purchaser and Seller (or a representative of Seller) (the "Confidentiality Agreement"), the terms of which are incorporated herein by reference. Effective upon the Closing, the Confidentiality Agreement will terminate. For a period of two years after the Closing Date, Purchaser will, and will cause the Company to, keep confidential, and will not use or disclose to any Person, or permit the Company to use or disclose to any Person, any and all information provided to it by Seller or its representatives or Affiliates concerning Seller or its Affiliates other than information relating predominantly to the Company.

(b)    For a period of two years after the Closing Date, Seller will keep confidential and will not use or disclose to any Person, any Confidential Information. For purposes of this Agreement, "Confidential Information" consists of all information and data exclusively relating to the Company or the transactions contemplated hereby (other than data or information that (i) is or becomes generally available to the public other than as a result of a disclosure by Seller or any person acting on behalf of Seller, (ii) becomes available to Seller on a non-confidential basis, provided that such source was not known by Seller to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Purchaser with respect to such information, or (iii) is required to be disclosed by Law or pursuant to an order of any Governmental Authority).

Section 7.6 Further Assurances

(a)    All amounts which are (i) payable to Seller, (ii) not assets of the Business or the Company and (iii) which are received by the Company following the Closing Date will be received by the Company as agent, in trust for and on behalf of Seller, and the Company will pay promptly all of such amounts over to Seller and will provide to Seller any written information received concerning such payments, including any invoice relating thereto.

(b)    All amounts which are assets of the Business or the Company and which are received by Seller following the Closing Date will be received by Seller as agent, in trust for and on behalf of the Company, and Seller will pay promptly all of such amounts over to the Company and will provide to the Company any written information received concerning such payments, including any invoice relating thereto.

(c)    From and after the Closing, as and when requested by any party, each party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting party's expense, all such further or other actions, as such other party may reasonably deem necessary to consummate the transactions contemplated by this Agreement.

Section 7.7    Intangible Property Use Phase-Out.

(a)    "Retained IP" means the trademarks, service marks, brand names, copyrights, logos or trade, corporate or business names of Parent, Seller or of any of its Affiliates that are not assets of the Business or the Company but are used by the Company on packaging or printed advertising and promotional materials, invoices, letterhead, company forms, business cards, product instructions or like materials (collectively, the "Packaging").

(b)    Subject to Section 7.7(e), Purchaser will, or will cause the Company to, remove the Retained IP from all buildings, signs and vehicles of the Company within 120 days after the Closing Date.

(c)    Purchaser will, or will cause the Company to, cease using the Retained IP in its electronic databases and web sites within 120 days after the Closing Date.

(d)    The Company may use the existing Packaging or sell the Inventory after the Closing Date (without altering or modifying such Packaging and Inventory), until such Packaging is exhausted and in any event no more than 180 days after the Closing Date. Seller and its Affiliates, as applicable, hereby grant to the Company a non-exclusive, royalty free, fully paid-up nontransferable, non-sublicensable license to use Retained IP in the United States and its territories and possessions during such period as the Packaging is being used up by the Company and during the periods set forth in Section 7.7(b) and (c). In the event that the Company manufactures or produces new products after the Closing Date for use with Packaging, Purchaser will cause the Company to give Seller prompt notice thereof, and Seller may reasonably request, and Purchaser will cause the Company to provide, samples of such products to examine and ensure that such products are of a quality level not materially different from the existing Inventory at Closing. In the event that the products used with the Packaging are of materially inferior quality, Seller may request that Purchaser cause the Company to raise the quality of the products being manufactured for use with the Packaging to a substantially similar level to that of the relevant products manufactured in the year prior to Closing. If the Company has not, within 30 days of such notice by Seller, provided Seller with evidence that the quality of its products used in connection with Packaging are substantially similar in level to that of the products manufactured in the year prior to Closing, Purchaser will cause the Company to cease to use such Packaging in connection with such products. Purchaser may not manufacture or print or have manufactured or printed any new Packaging utilizing the Retained IP on or after the Closing Date or use any Retained IP except as expressly provided in this Section 7.7.

(e)    Notwithstanding anything herein to the contrary, the Company will not be required at any time to remove the Retained IP from schematics, plans, manuals, drawings, machines, machinery and the like of the Company in existence as of the Closing Date to the extent that such instrumentalities are used in the ordinary internal conduct of the Business and are not generally observed by the public or intended for use as means to effectuate or enhance sales.

Section 7.8    Publicity. Prior to the Closing, none of the parties or the Company will issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other party (not to be unreasonably withheld or delayed), except as may be required by law or by any listing agreement with or listing rules of a national securities exchange or trading market or inter-dealer quotation system, in which case the party proposing to issue such press release or make such public statement will use commercially reasonable efforts to consult in good faith with the other party before issuing such press release or making such public statement. The requirements of this Section 7.8 will be in addition to those included in the Confidentiality Agreement.

Section 7.9 Records.

(a)    After the Closing, Purchaser will (and will cause the Company to) afford Seller and its attorneys, accountants, officers and other representatives reasonable access, during normal business hours, to the books and records of the Company (and will permit such Persons to examine and copy such books and records to the extent reasonably requested by such Person) and will cause the directors, officers and employees of the Company to furnish all information reasonably requested by Seller in connection with financial reporting and Tax matters (including financial and Tax audits and Tax contests), third-party litigation and other similar business purposes. Purchaser will not (and will not permit the Company to) destroy or dispose of any such books and records without the prior written consent of Seller; provided, however, that the Company will be entitled to destroy any of such books and records after the seventh anniversary of the Closing Date; provided further, however, that if Seller does not consent to the destruction of such books and records, Purchaser may deliver them to Seller.

(b)    After the Closing, Seller will afford Purchaser and its attorneys, accountants, officers and other representatives reasonable access during normal business hours, to any books and records to the extent relating exclusively to the Company which are retained by Seller (and will permit such Persons to examine and copy such books and records to the extent reasonably requested by such Person) and will cause the directors, officers and employees of Seller to furnish all information reasonably requested by Purchaser in connection with third-party litigation, employee matters and other similar business purposes. Seller will not destroy or dispose of any such books and records without the prior written consent of Purchaser; provided, however, that Seller will be entitled to destroy any of such books and records after the seventh anniversary of the Closing Date; provided further, however, that if Purchaser does not consent to the destruction of such books and records, Seller may deliver them to Purchaser to the extent relating to the Company or the Business.

Section 7.10 Non-Competition.

(a)    The following terms when used in this Section 7.10 will have the following meanings:

(i) "Competition" means the manufacture, marketing or sale of any Competitive Product.

(ii) "Competitive Product" means any refrigerated dairy product that conforms to the current U.S. yogurt standard of identity or of which the primary ingredient is yogurt or Cheese.

(iii) "Restricted Territory" means the United States, its territories and possessions.

(iv) "Cheese" means cream cheese, natural cheese, processed cheese, cottage cheese and string cheese type cheeses.

(b)    Parent agrees that neither it nor any of its Subsidiaries will, for a period of three years after the Closing Date, directly or indirectly, engage in any Competition in the Restricted Territory; provided, however, that Parent and its Subsidiaries may, without violating this Section 7.10, merge or consolidate with or be acquired by any business that manufactures, markets or sells Competitive Products and such business may continue to engage in such activities following such acquisition, so long as neither the "Breyers" or "Crème Savers" name or mark nor any other Company IP is used in any manner for such activities.

Section 7.11 No Solicitation.

(a)    Parent agrees that, during the term of this Agreement, it shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries' officers, directors, employees, investment bankers, attorneys, accountants, agents or other advisors or representatives (collectively, "Representatives"), directly or indirectly, to:

(i) solicit, initiate or otherwise take action to facilitate (including by way of furnishing information) or encourage the making by any Person (other than the other parties hereto) of any proposal, offer or inquiry (including any proposal from or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, a proposal for the acquisition of the Business, the Company or a material portion of the assets of the Company (in each case, a "Competing Transaction"); provided, that, for purposes of this Section 7.11, Parent and its Representatives shall be permitted to continue to solicit, initiate or otherwise take actions relating to its continued exploration of strategic alternatives with respect to Parent and its operations (other than the Business, the Company or its assets), including its Subsidiaries (which activities may result in proposals, offers or inquiries regarding Seller or the Company) ("Permitted Activities"). Such efforts shall not be deemed a violation of this Section 7.11; provided, that such efforts were not focused primarily on the solicitation of competing proposals for the acquisition of the Business, the Company or its assets;

(ii) participate in any discussions or negotiations regarding, or furnish or disclose to any Person any information with respect to or in furtherance of, or take any other action to facilitate any inquiries with respect, to any Competing Transaction other than in connection with the Permitted Activities; or

(iii) execute or enter into any agreement, understanding or arrangement with respect to any Competing Transaction, or approve or recommend or propose to approve or recommend any Competing Transaction or any agreement, understanding or arrangement relating to any Competing Transaction (or resolve or authorize or propose to agree to do any of the foregoing actions) other than in connection with the Permitted Activities;

(b)    provided, however, that:

(i) at any time prior to the Closing, Seller or Parent may take any action described in the foregoing clause (a) in respect of any Person, but only if (A) such Person has delivered a bona fide written proposal for a Competing Transaction that, in the good faith judgment of Parent's Board of Directors (or any authorized committee thereof), after consultation with its financial advisors, is a Superior Proposal (as defined below) or is reasonably likely to be a Superior Proposal and (B) the Board of Directors of Parent (or any authorized committee thereof) determines in good faith based upon the advice of counsel that the failure to do so would likely be a violation of its fiduciary duties under applicable Law; provided, further, that (1) prior to Seller or Parent furnishing any confidential information to such Person with respect to the Company or its Business, such Person shall have entered into a confidentiality agreement with Parent or Seller, as applicable, in substance substantially similar to and no more favorable to such Person than the Confidentiality Agreement and (2) Parent and Seller shall promptly notify (but in no event later than 48 hours) Purchaser in writing of any such inquiries, proposals or offers for the Business, the Company or its assets received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers, and shall keep Purchaser reasonably informed as to the status of any negotiations, in each case with respect to such potential Competing Transaction. Parent agrees that neither it nor its Subsidiaries will enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits Seller or Purchaser from providing such information to Purchaser; and

(ii) Seller and Parent may enter into any agreement or arrangement (other than a confidentiality agreement, which may be entered into if the conditions of clause (i) above have been met) regarding any such Competing Transaction, or Parent's Board of Directors (or any authorized committee thereof) may approve or recommend to its shareholders (or resolve to do so), or publicly propose to approve or recommend to its shareholders, an unsolicited bona fide written proposal for a Competing Transaction or make a Non-Recommendation Determination (as defined below) in connection with a Superior Proposal, but only if (A) Parent and Seller have complied with their obligations under this Section 7.11, (B) Parent or Seller has first given Purchaser at least three Business Days to respond to any such Competing Transaction relating solely to the Company or Seller after Parent or Seller has notified Purchaser that, in the absence of any further action by Purchaser, (1) in the good faith judgment of Parent's Board of Directors (or any authorized committee thereof), after consultation with its financial advisors, Parent's Board of Directors (or any authorized committee thereof) has concluded such Competing Transaction is a Superior Proposal and (2) Parent's Board of Directors (or any authorized committee thereof), has determined in good faith and upon the advice of counsel, that it is required to take such action in order to comply with its fiduciary duties under applicable Law, and in each case given due consideration to any amendments or modifications to this Agreement proposed by Purchaser during such three Business Days period; and (C) in the event Seller and Parent intend to enter into any such agreement or arrangement (other than a confidentiality agreement that may be entered into if the conditions of clause (i) above have been met) regarding any such Competing Transaction, Parent has previously terminated this Agreement in accordance with Section 12.1(e) hereof and simultaneously paid the fee pursuant to Section 12.2 hereof.

(c)    Non-Recommendation Determination. If Parent's Board of Directors (or any authorized committee thereof) determines, in good faith and upon advice of legal counsel, that, after having made a recommendation in favor of the adoption and approval of this Agreement if and to the extent such a recommendation was necessary, it is required to withdraw, revoke or modify such recommendation in any manner adverse to Purchaser, in each case, in order to comply with its fiduciary duties under applicable Law (a "Non-Recommendation Determination"), Parent shall (A) promptly provide written notice thereof to Purchaser and (B) be permitted to make a Non-Recommendation Determination; provided, however, that if a Non-Recommendation Determination is in respect of a Superior Proposal (as defined below), Parent's Board of Directors (or any authorized committee thereof) may make a Non-Recommendation Determination only if Parent shall have complied in all respects with the applicable provisions herein with respect to such Superior Proposal.

(d)    For the purposes of this Agreement, "Superior Proposal" means a bona fide, written proposal by a third party for a Competing Transaction that is on terms that Parent's Board of Directors (or any authorized committee thereof) determines in good faith, after consultation with its counsel and financial advisors, would, if consummated, result in a transaction that would be more favorable to Parent and its stockholders (taking into account such factors as Parent's Board of Directors (or any authorized committee thereof) in good faith deems relevant, including the identity of the offeror and all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing and the likelihood that the transaction will be consummated) than the transactions contemplated by this Agreement; provided, that to be a Superior Proposal, the consummation of one or more steps in a Competing Transaction must result in a third party (or the shareholders of such third party) acquiring, directly or indirectly, the Shares, the Business, the Company or all or substantially all of the assets of the Company.

(e)    Parent and Seller will, and will cause their Subsidiaries and their respective Representatives to, cease and cause to be terminated immediately all existing discussions or negotiations with any Persons conducted on or before the date hereof with respect to any Competing Transaction involving solely the Business, the Company or its assets and shall request that all confidential information previously furnished to any such third parties with respect thereto be returned or destroyed promptly in accordance with confidentiality agreements with such third parties. Purchaser, Seller and Parent acknowledge that, prior to the date of this Agreement, Seller and Parent solicited or caused to be solicited by its financial advisors indications of interest and proposals for a Competing Transaction.

Section 7.12 Parent Guaranty.

(a)    In order to induce Purchaser to execute this Agreement, Parent hereby unconditionally guarantees the obligations of Seller to close the transactions contemplated by this Agreement (the "Guaranty"). Parent shall cause Seller to close such transactions immediately on demand from Purchaser if Seller has failed to do so following satisfaction of all of Seller's conditions to closing pursuant to Section 9.2 hereof or, if applicable shall pay any amounts payable under Section 12.2 in connection with Seller's failure to close. This Guaranty shall be a continuing and irrevocable guaranty of performance in accordance with the terms of this Agreement, and Parent shall remain liable on its obligations hereunder from the date hereof through the Closing or payment of the amounts payable under Section 12.2, if applicable, at which time the Guaranty shall be void and of no further force and effect. Except as expressly provided in this Section 7.12, following the Closing, Purchaser's sole recourse for any obligation of Seller or Parent with respect to any matters arising out of or relating to the transactions contemplated by this Agreement shall be the set-off right as set forth in Section 2.2.

(b)    Parent hereby waives all defenses to any action or proceeding to enforce this Guaranty, except any defenses available to Seller (other than bankruptcy), including but not limited to the following: (i) all rights and benefits under any applicable law purporting to reduce a guarantor's obligations in proportion to the obligation of the principal or providing that the obligation of a surety or guarantor must neither be larger nor in other respects more burdensome than that of the principal; (ii) any right to assert against Purchaser any defense (legal or equitable), set-off, counterclaim and other right that the Parent may now or any time hereafter have against Seller or any other obligor; and (iii) presentment, demand for payment or performance (including diligence in making demands hereunder), notice of dishonor or nonperformance, protest, acceptance and notice of acceptance of this guaranty, and all other notices of any kind. This Guaranty shall not be limited, lessened or released, nor shall this performance guarantee be discharged, by the recovery of any judgment against Seller or any other Person (except to the extent of any monies recovered). The rights and remedies of Purchaser under this Guaranty are in addition to and not in substitution for any other rights or remedies which Purchaser may have at any time against Seller respecting this Agreement.

Section 7.13    Transaction Expenses.  Within three Business Days prior to the Closing Date, Seller shall provide to Purchaser an itemized schedule (the "Schedule of Expenses") containing (i) a good faith estimate of all Transaction Expenses that have been incurred or shall have been incurred as of the Closing Date but are not yet paid and (ii) a good faith estimate of all additional Transaction Expenses that are expected to be incurred after the Closing Date, together with a certificate of an authorized officer of Seller certifying the accuracy and completeness of the Schedule of Expenses. On or before the Closing Date, Seller shall have made payment for each Transaction Expense set forth in the Schedule of Expenses, other than the fees and expenses set forth therein that are estimated for services to be performed after the Closing Date or for services performed prior to the Closing Date for which the Company has not yet been billed, all of which fees and expenses shall be paid by Seller as they are later incurred or billed. All Transaction Expenses to be paid by Seller shall be paid directly by Seller. In the event that Seller fails to pay any such Transaction Expenses when due, Purchaser shall have the right to make such payments on Seller’s behalf and to set-off the amount of such payment against the principal of the Note.  Any such amounts set-off pursuant to this paragraph shall not be charged against and shall be in addition to the amounts permitted to be set-off pursuant to the Set-Off Cap.

Section 7.14    Schreiber Payments. Purchaser shall, subject to the Set-Off Cap, have the right to set-off and apply against, first, Accrued Interest on the Note (as defined therein) and, second, principal of the Note, up to $250,000 for the payment of any "non-usage" or similar fees or charges that become payable to Schreiber pursuant to the Schreiber Agreement promptly, and in any event, within 10 days of receiving an invoice therefor from the Company.

Section 7.15    Payments under the Kraft Transition Services Agreement.

(a)    Purchaser shall, subject to the Set-Off Cap, have the right to set-off and apply against, first, Accrued Interest on the Note (as defined therein) and, second, principal of the Note, up to $1,100,000 in the aggregate for incremental amounts incurred by the Company to Kraft under the Kraft Transition Services Agreement, as extended, as compared to the charges being incurred thereunder prior to the extension, promptly and in any event, within 10 days of receiving notice from the Company that any such payments are due and payable to Kraft. During the period from the Closing Date until the earlier of October 31, 2007 or the termination of the Kraft Transition Services Agreement, such amounts shall be set-off at a rate of $110,000 per month. At the end of such period, Purchaser shall promptly notify Seller and Seller shall thereupon have the right to access all the books and records of Purchaser which contain information regarding payment to Kraft so as to verify the actual amount of incremental charges incurred. Purchaser will cooperate in good faith with Seller to determine the actual amount of such charges. In the event that the actual amount of such charges differs from the amount previously set-off in accordance with this paragraph, such set-off amount shall be adjusted to reflect the actual charges incurred, subject to the Set-Off Cap and any such adjustment to reinstate any set-off amount shall be effective as of the date such excess set-off was taken.

(b)    During the period from the Effective Date to the Closing Date, Seller agrees (i) to keep Purchaser reasonably apprised of any material communications with Kraft with respect to the terms or conditions of the Kraft Transition Services Agreement and (ii) that it will not modify or amend the Kraft Transition Services Agreement or otherwise alter the relationship between the Company and Kraft in any material respect without the prior written consent of Purchaser.

Section 7.16    Subordination of the Note.  Seller agrees to cooperate with Purchaser to agree to and incorporate, and to not unreasonably object to, any changes to the subordination or other terms of the Note reasonably requested by the Senior Lenders (as defined in the Note), whether on the Closing Date if such Senior Lenders will be funding or refinancing a portion of the purchase price at Closing or after the Closing Date; provided, however, that in no event shall any such change modify the terms and provisions described on Schedule 7.16 hereof.

Section 7.17    Transition Services Provided by Seller. Seller and Purchaser agree to each pay 50% of Seller's out-of-pocket costs for providing (a) spare parts inventory management, (b) accounts payable management from the Ronkonkoma, New York office as of the Closing Date and (c) fixed asset management services to the Company, for the period that is 30 days from the Closing Date. Following such 30 day period, Seller shall have no further obligation to provide or pay for such services.

Section 7.18    Crayola Payments. Purchaser’s right to set-off against the Note pursuant to the terms of this Agreement or the Note shall be reduced by the minimum guaranteed amount of royalty payments (the "Royalty Payments") that Seller pays to Binney & Smith pursuant to the Crayola License with respect to the yogurt category; provided that the aggregate amount of such reduction shall be limited to $50,000. Such reduction shall be applied, on or after the date such Royalty Payments are paid, against the amounts of any prior or subsequent set-offs taken or to be taken by the Purchaser as of the date that Purchaser’s right to such set-off amounts are finally determined.

Section 7.19    Legal Opinion.  Each of Parent and Seller shall use reasonable best efforts to deliver to Purchaser the forms of opinions set forth in Section 9.1(i) hereof by January 12, 2007 and Purchaser shall have 5 days from receipt thereof to confirm that such opinions are reasonably satisfactory to Purchaser in form and substance. If such opinions are not reasonably satisfactory to Purchaser due to qualifications or assumptions therein, Seller or Parent, as the case may be, shall take such actions or obtain such authorizations or approvals, as the case may be, as shall be necessary to remove or render such qualifications or assumptions unnecessary, as promptly as is practicable but in any event no later than 90 days from the date hereof.

Section 7.20    Management Fees. Seller and Purchaser agree that Purchaser or its Affiliates may receive management, advisory or similar fees ("Management Fees") from Holdings or any of its subsidiaries, provided that: (i) Management Fees shall not exceed the rate of $400,000 per year in cash while the Note is outstanding, (ii) no Management Fees shall be paid at any time after the maturity of the Note on the Maturity Date (as defined in the Note) or any acceleration thereof if and for such time as the Note remains outstanding, and (iii) Purchaser will not accept, nor will it allow any Affiliate to accept, Management Fees during any period that an Event of Default (as defined in the Note) is outstanding under the Note.

ARTICLE VIII
EMPLOYEE MATTERS

Section 8.1 Employees.

(a)    From the Closing Date until March 31, 2007, Purchaser will not reduce the aggregate base compensation of any individual employed by the Company as of the Closing Date (each a "Company Employee") below the rate in effect immediately prior to the Closing Date, subject to the terms of any collective bargaining agreement. Subject to the provisions of this ARTICLE VIII and the terms of any collective bargaining agreement to which the Company is subject, Company Employees will be employed "at will" and nothing herein will be construed to limit the ability of Purchaser or the Company to terminate the employment of any Company Employee at any time after the Closing for any reason, or to change their terms and conditions of employment.

(b)    If Purchaser or the Company terminates any Company Employee or subjects any Company Employee to any indefinite lay-off, in each case for other than for Cause after the Closing Date and prior to March 31, 2007, Purchaser will pay (or will cause the Company to pay) to such Company Employee (x) if such Company Employee was a salaried, exempt employee immediately prior to the Closing Date, severance pay in an amount that would be due to such Company Employee under the applicable severance pay plan in effect as of the Closing Date for such employee as set forth in Schedule 8.1(b) if such Company Employee was terminated on the Closing Date by the Company, (y) if such Company Employee was a salaried, non-exempt employee or an hourly, non-union employee, in each case immediately prior to the Closing Date, severance pay in an amount equal to the amount that would be due to such Company Employee under the applicable severance pay plan applicable to such Company Employee if such Company Employee was terminated on the Closing Date by the Company as set forth in Schedule 8.1(b), and (z) if such Company Employee was an hourly, union employee immediately prior to the Closing Date, severance pay in an amount equal to the amount that would be due, and payable over the period determined, under the collective bargaining agreement applicable to such Company Employee if such Company Employee was terminated on the Closing Date by the Company. In addition, each such Company Employee will be entitled to health and welfare benefit continuation benefits during the severance benefit period pursuant to Part 6 of Title I of ERISA (or applicable state law) materially identical to those provided by Purchaser immediately prior to such termination; provided, that the percentages of premium paid by Purchaser and employee prior to termination shall continue to apply.

(c)    Purchaser will (or will cause the Company to) provide reasonable outplacement services for those Company Employees described in clauses (x) and (y) of Section 8.1(b) who are terminated by Purchaser or the Company prior to March 31, 2007. In addition, if Purchaser or the Company relocates, prior to March 31, 2007, any Company Employee more than 50 miles from his or her job site immediately prior to the Closing Date, Purchaser will (or will cause the Company to) provide such individual with relocation benefits not less favorable than the Company would provide to a similar grade employee as set forth in Schedule 8.1(c). For purposes of this Section 8.1, the term "Cause" means the Company Employee's material misconduct, material breach of Purchaser's employment policies, inability or refusal to perform his or her job responsibilities or conviction of a felony.

Section 8.2    Employee Benefit Plans Generally. Effective as of the Closing Date, Purchaser will (or will cause the Company to) provide employee benefits to Company Employees under employee benefit plans maintained by Purchaser or the Company, which benefits will be substantially similar in the aggregate to those currently provided to the Company's employees until March 31, 2007; provided, however, that the employee benefits provided to any Company Employees who are covered by a collective bargaining agreement will be governed by the terms thereof. Seller acknowledges that it has been provided with information regarding the employee benefit plans currently maintained by Purchaser, and

Purchaser will not be required to adopt any new employee benefit plan or modify any of its existing plans except as expressly set forth in Section 8.3 hereof.

Section 8.3    Parent's Employee Benefit Plans.

(a)    Parent's Employee Benefit Plans that are welfare plans will be responsible for expenses of Company Employees covered by such Plans; provided, that such expenses were incurred prior to the Closing Date regardless of whether payments are made after the Closing Date. A claim will be "incurred" when the relevant service is provided or item is purchased. As of the Closing Date, any Company Employee who is receiving benefits under Parent's short-term disability program or workers' compensation program will be deemed to be an employee of Parent until such time as such employee is no longer eligible for Parent's short-term disability program.

(b)    Parent will be responsible for satisfying obligations under ERISA Section 601 et seq. and Code Section 4980B to provide continuation coverage to any Company Employees and their beneficiaries with respect to any "qualifying event" occurring prior to the Closing Date.

Section 8.4    Purchaser Benefit Plans.

(a)    From the Closing Date until March 31, 2010, Purchaser will (or will cause the Company to) provide non-union Company Employees with health, dental, life and long-term disability that are substantially comparable (individually and not in the aggregate) to such employee benefits maintained by the Company for its active employees with respect to such Company Employees immediately prior to the Closing Date and at comparable employee contribution percentages. With respect to each Company Employee:

(i)
Purchaser will (or will cause the Company to) waive pre-existing condition requirements, evidence of insurability provisions, waiting period requirements or any similar provisions under any employee benefit plan or compensation arrangements maintained or sponsored by or contributed to by Purchaser or the Company for such Company Employee after the Closing Date, to the same extent waived for Company Employees who are current participants under Parent's employee benefit plans prior to the Closing Date.

(ii)
Purchaser will (or will cause the Company to) apply toward any deductible requirements and out-of-pocket maximum limits under its employee welfare benefit plans any similar amounts paid (or accrued) by each Company Employee under Parent's Employee Benefit Plans (which are welfare plans under ERISA Section 3(1)) during the current plan year.

(b)    Purchaser will (or will cause the Company to) recognize for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual) under its employee benefit plans, the service of any Company Employee with the Company or any of its Affiliates prior to the Closing Date.

(c)    Purchaser or the Company, as applicable, will be responsible for satisfying obligations under ERISA Section 601 et seq. and Code Section 4980B to provide continuation coverage to any Company Employee with respect to any "qualifying event" which occurs on or after the Closing Date.

(d)    Purchaser or the Company, as applicable, will be responsible for all workers' compensation benefits payable to Company Employees with respect to injuries to Company Employees that occur after the Closing Date or, with respect to injuries which relate to an event(s) or circumstance(s) that straddle(s) the Closing Date, if the date of the original claim relating to such injury is on or after the Closing Date, regardless of the date of injury.

(e)    Purchaser or the Company, as applicable, will cause the tax-qualified defined contribution plan established or maintained by Purchaser ("Purchaser's Savings Plan") to accept eligible rollover distributions (as defined in Code Section 402(c)(4)) from Company Employees with respect to any account balances distributed to them on or as of the Closing Date by Parent's Employee Benefit Plans. Rollovers of outstanding loans under Parent's Employee Benefit Plans to Purchaser's Savings Plan will be permitted. The distribution and rollover described herein will comply with applicable law and each party will make all filings and take any actions required of such party under applicable law in connection therewith. Until March 31, 2010, Purchaser's Savings Plan will provide a matching contribution of not less than $1.00 for each $1.00 contributed by each Company Employee up to the first six percent of the Company Employee's annual compensation contributed to Purchaser's Savings Plan; provided, however, that such matching contribution shall be subject to the nondiscrimination requirements of Code Sections 410 and 401(m) as such requirements are applied generally to Purchaser's Savings Plan.

Section 8.5    Employee Payroll. Seller will transfer payroll data relating to all Company Employees from Seller's payroll system to Purchaser's payroll system as soon as practicable prior to the Closing Date or such other time as agreed by the parties. To assist Purchaser to convert Company Employees onto Purchaser's employee benefit programs, Seller will transfer to Purchaser the date of birth, date of hire, current base salary, address, zip code, social security number and other similar benefits related payroll data relating to Company Employees as soon as practicable after each becomes a Company Employee, or such earlier time as agreed by the parties. To the extent permitted by applicable law, Seller concurrently will transfer all electronically maintained personnel history and payroll data of the Company Employees to Purchaser. Prior to the Closing, Purchaser's human resources personnel may meet with Company Employees, at reasonable times and upon reasonable notice, to discuss human resources and benefits-related matters related to the transactions contemplated by this Agreement.

Section 8.6    No Third Party Beneficiaries. No provision of this ARTICLE VIII will create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of the Company or of any of its Affiliates in respect of continued employment (or resumed employment) with either Purchaser or any of its Affiliates and no provision of this ARTICLE VIII will create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Parent Employee Benefit Plan or Benefit Arrangement or any plan or arrangement which may be established by Purchaser or any of its Affiliates (including the Company after the Closing Date).

Section 8.7    Non-Solicitation of Employees.

(a)    For one year following the Closing Date, Purchaser and its Affiliates will not (i) directly or indirectly solicit or seek to induce any employee of Parent or any of its Affiliates (other than the Company) to leave his or her employment or position with Parent or any of its Affiliates(other than the Company) or (ii) hire any individual who was an employee of Parent or any of its Affiliates (other than the Company) within 90 days prior to the date of such hire.

(b)    For one year following the Closing Date, Parent and its Affiliates will not (i) directly or indirectly solicit or seek to induce any Company Employee to leave his or her employment or position with Purchaser or any of its Affiliates (including the Company) or (ii) hire any individual who was an employee who worked exclusively for the Company within 90 days prior to the date of such hire.

Notwithstanding the foregoing, the restrictions set forth in this Section 8.7 will not prohibit either party or its respective Affiliates from: (i) hiring any individual who contacts a party or its respective Affiliates on his or her own initiative without any direct or indirect solicitation by or encouragement from such hiring party, (ii) advertising employment opportunities in any national newspaper, trade journal or other publication in a major metropolitan area or any third-party Internet website posting, or negotiating with, offering employment to, or employing any individual contacted through such medium, (iii) participating in any third-party hiring fair or similar event open to the public or negotiating with, offering employment to or employing any individual contacted through such medium or (iv) soliciting, negotiating with, offering employment to or employing any individual at any time (A) following 90 days after the termination by such individual of his or her employment with a party or any of its Affiliates or (B) at any time after the termination by a party or any of its Affiliates of such individual's employment with such party or any of its Affiliates.

ARTICLE IX
CONDITIONS TO CLOSING

Section 9.1    Conditions to Purchaser's Obligations. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is conditioned upon the satisfaction or waiver, at or prior to the Closing, of the following conditions, provided, however, that Purchaser may not rely on the failure of any of the following conditions in this Section 9.1 to be satisfied if such failure was caused by Purchaser's failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur, as required by Section 7.3 and, provided, further, that Purchaser may not waive the condition set forth in Section 9.1(i) below prior to 90 days from the date hereof without the consent of Seller.

(a)    Representations and Warranties. The representations and warranties of Parent and Seller contained in this Agreement will be true and correct in all respects (ignoring for purposes of this condition any qualifications as to materiality or Material Adverse Effect contained in the representations or warranties) on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to a specific date, in which case such representations and warranties will be true and correct as of such date), except in every case for such inaccuracies in, breaches of and omissions from such representations and warranties as would not have, individually or in the aggregate, have a Material Adverse Effect.

(b)    Covenants. Seller, Parent and the Company will have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)    Fairness Opinion. Seller will have received an opinion of Duff & Phelps, LLC, dated as of the Closing Date, to the effect that, as of such date, the consideration to be received by Seller for the Shares is fair from a financial point of view, a signed copy of which opinion has been delivered to Purchaser.

(d)    Deliveries. Seller will have made the deliveries required by Section 3.2(a).

(e)    No Prohibition. No statute, rule, regulation or executive order or judgment, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition will be in effect that would be reasonably expected to prevent the consummation of the transactions contemplated hereby.

(f)    Antitrust and Government Approvals. All filings with, notices to and consents, authorizations and approvals of any Governmental Authority that are required for the closing of the transactions contemplated hereby will have been made and obtained.

(g)    Title Insurance. Purchaser will have received, at Purchaser's sole cost and expense, an ALTA Owner's Extended Coverage Policy of Title Insurance from Commonwealth Land Title Insurance Company (the "Title Company") insuring good and indefeasible fee simple title to the Real Property subject only to the Permitted Encumbrances, and without exception for mechanic's liens or survey matters (except as shown on the survey furnished in accordance with Section 3.2(a)(viii) if not objected to) with the endorsements (to the extent available in the State of New York) reasonably requested by Purchaser.

(h)    No Material Adverse Effect. There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

(i)    Legal Opinion. Parent will have delivered a form of legal opinion in form and substance satisfactory to Purchaser by January 12, 2007 regarding the matters represented in Section 5.2 of this Agreement and Seller shall have delivered a form of legal opinion in form and substance satisfactory to Purchaser regarding the matters represented in Section 4.2 of this Agreement, each in the form to be delivered at Closing which, if reasonably satisfactory to Purchaser, shall become exhibits hereto and shall be delivered by legal counsel to each of the Parent and Seller, respectively, without modification at Closing; provided however that if such opinions are not reasonably satisfactory to Purchaser due to qualifications or assumptions therein, this condition will be satisfied if Seller or Parent, as the case may be, shall take such actions or obtain such authorizations or approvals, as the case may be, as shall be necessary to remove or render such qualifications or assumptions unnecessary prior to 90 days from the date hereof.

(j)    Resignations. Purchaser shall have received letters of resignation from the directors of the Company.

(k)    Transition Services Agreement. The term of the Kraft Transition Services Agreement shall have been extended until October 2007.

(l)    2006 Credit Agreement. Seller shall have delivered to Purchaser (i) evidence of the repayment of all Obligations (as defined in the 2006 Credit Agreement) under the 2006 Credit Agreement to the extent required under the Forbearance Agreements listed on Schedule 4.24 and (ii) the release of all Encumbrances on the Shares of the Company and the release of all Encumbrances (other than Permitted Encumbrances) on the assets of the Company, including a release of the Company's obligations and assets under the 2006 Credit Agreement and any agreements related or ancillary thereto, including without limitation any security agreement or guarantee, in form and substance reasonably satisfactory to Purchaser and a release of any obligations owed to Seller or its Affiliates.

(m)    Americana Credit Agreement. The Company shall have received a release of the Company's obligations under the Americana Credit Agreement and any agreements related or ancillary thereto, including without limitation any security agreement or guarantee, in form and substance reasonably satisfactory to Purchaser, including a release of the Company's assets from all related Encumbrances.

(n)    Support Agreements. Purchaser shall have received all of the executed Support Agreements by January 12, 2007.

Section 9.2    Conditions to Seller's Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is conditioned upon the satisfaction or waiver, at or prior to the Closing, of the following conditions, provided, however, that Seller may not rely on the failure of any of the following conditions in this Section 9.2 to be satisfied if such failure was caused by Seller's failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur, as required by Section 7.3.

(a)    Representations and Warranties. The representations and warranties of Purchaser contained in this Agreement will be true and correct in all respects (ignoring for purposes of this condition any qualifications as to materiality or Material Adverse Effect contained in the representations or warranties) on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to a specific date in which case such representations and warranties will be true and correct as of such date), except in every case for such inaccuracies in, breaches of and omissions from such representations and warranties as would not, individually or in the aggregate, materially and adversely affect Purchaser's ability to consummate the transactions contemplated hereby or to perform its obligations hereunder.

(b)    Covenants. Purchaser will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)    No Prohibition. No statute, rule, regulation or executive order or judgment, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby will be in effect.

(d)    Government Approvals. All filings with, notices to and consents, authorizations and approvals of any Governmental Authority that are required for the consummation of the transactions contemplated hereby will have been made and obtained.

(e)    Milk Dealer Bond. The Milk Dealer Bond and all Seller's obligations thereunder will have been terminated and Purchaser shall provide a substitute bond as required by law and all applicable Permits.

ARTICLE X
SURVIVAL AND INDEMNIFICATION

Section 10.1    Survival. All representations and warranties contained in this Agreement will survive the Closing Date; provided, however, that the representations and warranties of the parties set forth in ARTICLE IV, ARTICLE V, and ARTICLE VI of this Agreement will terminate eighteen months after the Closing Date; provided, however, that any claims of a breach of any such surviving representation or warranty made in good faith and provided to the other party in a written notice given prior to such termination date will survive such date to the extent of the facts alleged in such claim. The covenants and agreements contained herein to be performed or complied with after the Closing (other than the covenant and agreement to indemnify against breaches of certain representations and warranties, which will survive only until the expiration of the underlying representation and warranty) will survive the execution and delivery of this Agreement, the Closing and the consummation of the transactions contemplated hereby.

Section 10.2 Indemnification.

(a)    Indemnification by Parent. Subject to the limitations set forth in Section 10.3, Parent will indemnify Purchaser, its Subsidiaries and their respective officers, directors, employees and agents (the "Purchaser Indemnified Parties") against, and hold them harmless from, any loss, liability, assessment, Tax, fine, penalty, claim, damage, expense or cost of mitigation suffered or paid (including reasonable legal fees and expenses, including those incurred in enforcing any rights under this ARTICLE X) ("Damages") arising from:

(i)    Any inaccuracy in or breach of any representation or warranty of Parent or Seller in this Agreement (including the representations and warranties set forth in Section 4.20 but excluding the representations and warranties set forth in Section 4.17) (ignoring for purposes of this subsection (i) any qualifications as to materiality or Material Adverse Effect contained in the representations or warranties);

(ii)    Any breach of any covenant by Parent or Seller set forth in this Agreement;

(iii)   Any failure, as of the date of and for the period covered by the Interim Financials (excluding slotting fees), of the expenses or liabilities with respect to the following to have been recorded in the Interim Financials in accordance with GAAP on a consistent basis: trade promotions, trade allowances, consumer promotion programs, coupons and similar obligations;

(iv)   Any breach of any representation or warranty set forth in Section 4.17, and as provided in Section 11.3, for Taxes for all tax periods ending on or prior to the Closing Date, including the portion of any Straddle Period deemed to end on the Closing Date;

(v)    Any breach of any Material Contract by the Company or its Affiliates prior to the Closing Date;

(vi)    Transaction Expenses;

(vii)   The employment of any Company Employee on or prior to the Closing Date, including all claims of Company Employees and their covered dependents for (i) expenses associated with any circumstances occurring on or prior to the Closing Date which are payable under any Parent Benefit Plans and (ii) severance benefits;

(viii)   Debt outstanding on the Closing Date; and

(ix)     Any failure of the Company to comply with the WARN Act (or any applicable state law equivalent) with respect to periods prior to the Closing Date.

(b)    Indemnification by Purchaser. Subject to the limitations set forth in Section 10.3, Purchaser will indemnify Parent and Seller, their respective Subsidiaries, directors, employees and agents, against, and hold them harmless from, any Damages arising from:

(i)    Any inaccuracy in or breach of any representation or warranty of Purchaser in this Agreement (ignoring for purposes of this subsection (i) any qualifications as to materiality or Material Adverse Effect contained in the representations or warranties);

(ii)   Any breach of any covenant by Purchaser set forth in this Agreement; and

(iii)  Any failure of the Company to perform, observe or fulfill all the obligations to Kraft Food Global, Inc. in accordance with the Kraft Assignment Agreement.

Section 10.3 Limitations on Indemnification.

(a) Parent will not be required to indemnify any Purchaser Indemnified Party pursuant to Section 10.2(a)(i) for any individual item where the Damages relating thereto for which Parent would otherwise be required to indemnify the Purchaser Indemnified Parties are less than $20,000 ("De Minimis Claims").

(b)    Parent will not be required to indemnify the Purchaser Indemnified Parties pursuant to Section 10.2(a)(i) unless the aggregate amount of Damages (including all De Minimis Claims) for which Seller would otherwise be required to indemnify the Purchaser Indemnified Parties exceeds $500,000, and in such case Seller will only be required to indemnify the Purchaser Indemnified Parties for Damages in excess of the first $500,000 of aggregate Damages.

(c)    Notwithstanding anything contained herein to the contrary, the maximum amount of Damages for which Parent will be obligated to indemnify the Purchaser Indemnified Parties under Section 10.2(a) (except with respect to, Section 10.2(a)(vi), Section 10.2(a)(viii), Transfer Taxes in accordance with Section 11.8 and fraud claims) will be $2,000,000 and will be satisfied solely by set-off pursuant to Section 2.2 hereof.

(d)    Notwithstanding anything contained herein to the contrary, the limitations in Section 10.3(a) and Section 10.3(b) will not be applicable to any right of indemnification with respect to any breach of any representation or warranty under Section 4.4, Section 4.5, or with respect to any right of indemnification that is asserted under Sections 10.2(a)(ii) through (vii), even if such right to indemnity could also have been asserted under Section 10.2(a)(i).

(e)    Parent's obligations to indemnify any Purchaser Indemnified Party pursuant to Section 10.2(a)(i) for any inaccuracy in or breach of Section 4.20, will be further subject to the provisions of this Section 10.3(e):

(i)    Purchaser agrees that it will not, and will use commercially reasonable efforts to ensure that each of its Affiliates will not, directly or indirectly, communicate orally or in writing with any Governmental Authority relating to any actual or potential Environmental Liabilities for which Parent may be obligated to indemnify a Purchaser Indemnified Party under this Agreement; provided, that in the event (A) Purchaser believes in good faith that such communication is required by any law or (B) such communication is in response to a communication from a Governmental Authority, then Purchaser will notify Parent, to the extent practicable, in advance of making any such communication and will give Parent a reasonable period of time to either make such communication itself or to provide a written opinion that such communication is not legally mandated.

(ii)   Purchaser agrees that it will not, and will use its commercially reasonable efforts to ensure that its Affiliates will not, knowingly initiate or undertake any action (including any environmental investigation) that causes or exacerbates any Environmental Liabilities for which Parent may be obligated to indemnify a Purchaser Indemnified Party under this Agreement, except in circumstances where (A) Purchaser believes in good faith that such action is required by Environmental Laws or where inaction would place Purchaser in violation of Environmental Laws, (B) such action is required to comply with a communication from a Governmental Authority or (C) such action is taken in the normal course of business arising out of repairs, modifications, maintenance or construction activities that are conducted consistent with normal industrial practices; and provided, that, in all non-emergency situations, Purchaser will first have given Parent notice and a reasonable opportunity, to the extent practicable, to prevent or remedy the violation or other matter, it being the intent of the parties that Parent's indemnification obligations under Section 10.2(a) with respect to Environmental Liabilities will be limited to actions that are either required by Environmental Laws or mandated by any Government Authority having jurisdiction or by other third-party claims.

(iii)    With respect to any audit, investigation, remediation, cleanup, removal action, corrective action or other similar action relating to any Hazardous Substance Release or contamination or to any correction or remedy of any violation of Environmental Laws (each, a "Remedial Action"), Parent will be deemed to have satisfied its obligation to indemnify a Purchaser Indemnified Party under Section 10.2(a) so long as the remedy (A) complies with applicable Environmental Laws, (B) is acceptable to the applicable Governmental Authority if approval by such Governmental Authority will be necessary, or, if no such approval is required, would reasonably be expected to be acceptable to an applicable Governmental Authority, and (C) is commercially reasonable and cost-effective based upon the Business of the Company as conducted at the time of the Closing Date; provided, that this Section 10.3(e)(iii) will not be construed as a waiver of any requirement that the party undertaking investigative or corrective action first obtain the approval of the Governmental Authority having jurisdiction over such matters; and provided, further, that Parent and Seller agree to use commercially reasonable efforts to avoid (X) unreasonable interference with the operations of any facility of the Company, or (Y) unreasonably restricting the ability to use any facility of the Company without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed. Notwithstanding anything to the contrary in this Agreement, any costs incurred by or on behalf of Purchaser that are in excess of those reasonably required to meet applicable Environmental Law obligations and standards, including the requirements of any Governmental Authority, will be borne by Purchaser and will not be indemnified or reimbursed by Parent under this Agreement.

(iv)   With respect to any Environmental Liability for which a Purchaser Indemnified Party seeks any indemnification pursuant to Section 10.2(a), Parent will be entitled to control and appoint lead counsel and consultants at its own expense for any related defense, or investigation or other Remedial Action reasonably acceptable to Purchaser and Parent and its respective agents and designees will have the right, subject to Purchaser's consent pursuant to Section 10.3(e)(v), to enter the Real Property during normal business hours for the purpose of conducting any environmental inspection, audit, test, remediation, or for any other purpose deemed reasonably necessary by Parent and Seller to fulfill Parent's obligations under this Agreement; provided, that Parent will not unreasonably interfere with the normal business operations conducted by Purchaser at the Real Property, and Purchaser or its Affiliates will be entitled to participate in such defense, investigation or remedial action, for each case, at its own expense. Such participation will include: (A) receiving copies of all reports, work plans and analytical data submitted to Governmental Authorities, any other non-privileged documents and correspondence materially bearing on the Environmental Liability, and notices of material meetings, including all meetings with Governmental Authorities; (B) the opportunity to attend and participate in such material meetings; (C) the right of reasonable consultation with Parent and its consultants; and (D) the right to approve in writing in advance (which approval will not be unreasonably withheld or delayed) all budgets for the Environmental Liability (subject to Section 10.3(e)(iii)(C) above), all material contracts related thereto, the submission of any cleanup plan or any similar material action relating to the Environmental Liability and any amendment or modification thereof, and the acceptance of any consensual governmental orders or requirements.

(v)    With respect to any Environmental Liability for which Parent exercises its authority under Section 10.3(e)(iv) to control and appoint lead counsel or consultants, Parent will exercise its authority in good faith and in a responsible manner, and any activities conducted in connection therewith will be undertaken promptly and concluded as expeditiously and as economically as practicable using commercially reasonable efforts, subject to the schedules and approvals required by the applicable Governmental Authorities. The parties agree to reasonably cooperate with one another in connection with addressing any Environmental Liability for which any Purchaser Indemnified Party seeks any indemnification pursuant to Section 10.2(a). Parent will obtain Purchaser's prior consent by providing, where practicable, five Business Days' advance notice, before entering any Real Property in connection with Parent's exercise of its authority under Section 10.3(e)(iv) (which consent will not be unreasonably withheld or delayed). Either party may take such action as is reasonable under the circumstances to respond to an actual or threatened emergency or imminent endangerment situation arising from any Environmental Liability for which any Purchaser Indemnified Party seeks any indemnification pursuant to Section 10.2(a).

(vi)   Any claim subject to this Section 10.3(e) must be brought prior to eighteen months from the Closing Date.

(f)    To the extent that either Parent or Purchaser has been successful on the merits or otherwise in any action, suit or proceeding, including the defense thereof, regarding a dispute between such parties concerning their rights or obligations under this ARTICLE X, the non-successful party shall indemnify the successful party for any expenses (including attorneys' fees) actually or reasonably incurred by the successful party in connection therewith.

(g)    In case any event occurs which would otherwise entitle either party to assert a claim for indemnification hereunder, no Damages will be deemed to have been sustained by such party (i) to the extent of any Tax savings actually realized by such party with respect thereto or (ii) with respect to any matter or claim for which such party actually receives indemnification or other recovery from a third party, including an insurance company; provided, that if a party receives any insurance proceeds or other compensation, with respect to such matter or claim after having received any indemnification payment pursuant to this Agreement with respect to such matter or claim, such party will promptly refund and pay to the other party an amount equal to such insurance proceeds, payment or benefit; provided, further, that each party will use commercially reasonable efforts to obtain all insurance proceeds or other payments from third parties that may be available with respect to any Damages with respect to which it may be entitled to indemnification under this Agreement.

(h)    An Indemnifying Party will not be liable under this ARTICLE X for consequential damages, special damages, incidental damages, indirect damages, punitive damages, damages consisting of business interruption or lost profits, except that Parent or Seller will be liable for Damages that consist of lost profits to the extent caused directly by a willful breach by Seller or Parent of the covenants set forth in Section 7.10 or Section 8.7 hereof.

(i)    To the extent that Parent discharges any claim for indemnification hereunder, Parent will be subrogated to all related rights of Purchaser against third parties.

(j)    Each Indemnified Party will be obligated to use commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages.

Section 10.4    Procedure for Indemnification. Any party seeking indemnification under this ARTICLE X (an "Indemnified Party") will give each party from whom indemnification is being sought (each, an "Indemnifying Party") notice of any matter for which such Indemnified Party is seeking indemnification, stating the amount of the Damages, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations of an Indemnifying Party under this ARTICLE X with respect to Damages arising from any claims of any third party which are subject to the indemnification provided for in this ARTICLE X (collectively, "Third-Party Claims") will be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party receives, after the Closing Date, initial notice of any Third-Party Claim, the Indemnified Party will give the Indemnifying Party notice of such Third-Party Claim within such time frame as necessary to allow for a timely response and in any event within 30 days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such timely notice will not release the Indemnifying Party from any of its obligations under this ARTICLE X except to the extent (and only to the extent) the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party will be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice (which is reasonably acceptable to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party (or such earlier date as is required to avoid material prejudice to the Indemnified Party's defense of such claim) and it acknowledges its liability for such claim, subject to the Set-Off Cap; provided, however, that if there exists a conflict of interest (including the availability of one or more legal defenses to the Indemnified Party which are not available to the Indemnifying Party) that would make it inappropriate in the reasonable judgment of the Indemnified Party (upon and in conformity with advice of counsel) for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party will be entitled to retain one counsel (plus one local counsel, if necessary), reasonably acceptable to the Indemnifying Party, at the expense of the Indemnifying Party; provided, that the Indemnified Party and such counsel will contest such Third-Party Claims in good faith. Notwithstanding the foregoing, the Indemnified Party shall have the right, at its option, to retain control of the defense and settlement of any Third Party

Claim if the amounts of Damages sought exceeds, or is reasonably likely to exceed, the maximum amount of Damages for which Parent remains obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 10.3(c) hereof. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party will cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party does not expressly elect to assume or otherwise assume the defense of such Third-Party Claim within the time period and otherwise in accordance with this Section 10.4, the Indemnified Party shall have the sole right to assume the defense of and to settle such Third-Party Claim. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party will cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party's expense, all such witnesses, records, materials and information in the Indemnifying Party's possession or under the Indemnifying Party's control relating thereto as is reasonably required by the Indemnified Party. The Indemnifying Party will not, without the written consent of the Indemnified Party (which will not be unreasonably withheld or delayed), settle or compromise any Third-Party Claim or consent to the entry of any judgment which (i) does not include as an unconditional term thereof the delivery by the claimant or plaintiff to Indemnified Party of a written release from all liability in respect of such Third-Party Claim or (ii) is a non-monetary claim. No Third-Party Claim which is being defended in good faith by the Indemnifying Party will be settled by the Indemnified Party without the written consent of the Indemnifying Party. This Section 10.4 shall not apply to any Tax Proceeding, which will be exclusively governed by Section 11.4.

Section 10.5    Exclusive Remedy.

(a)    Except for claims for specific performance or injunctive or other equitable relief with respect to a breach of any of the covenants set forth in Section 7.5, Section 7.10, and Section 8.7, the indemnification provided for in this ARTICLE X will constitute the sole remedy of either party to this Agreement with respect to the subject matter of this Agreement and the transactions contemplated hereby, including breaches by any other party to the Agreement of any of the representations, warranties, agreements or covenants contained in the Agreement and any events, circumstances or conditions which are the subject of the representations, warranties, covenants or agreements contained in the Agreement. In furtherance of the foregoing, each party waives, from and after the Closing, to the fullest extent permitted by law, any and all other rights, claims, and causes of action it may have against the other parties or their respective representatives and Affiliates relating to the subject matter of this Agreement and the transactions contemplated hereby, other than (i) claims with respect to obligations, including indemnification obligations, that are specifically set forth in this Agreement and (ii) claims for specific performance or injunctive or other equitable relief with respect to a breach of any of the covenants set forth in Section 7.5, Section 7.10, and Section 8.7.

(b)    Notwithstanding anything contained herein to the contrary, Section 10.5(a) shall not limit in any manner, or constitute a waiver of, any claims for or in the nature of fraud.

ARTICLE XI
TAX MATTERS

Section 11.1    Cooperation. Seller and Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax returns or portions thereof, together with accompanying schedules, related work papers and documents in their possession relating to rulings or other determinations by Tax authorities. Seller and Purchaser shall make themselves (and their respective employees) available on a basis mutually convenient to both parties to provide explanations of any documents or information provided under this Section 11.1. Each of Seller and Purchaser shall retain all Tax Returns, schedules and work papers, records and other documents in its possession (or in the possession of its Affiliates) relating to Tax matters relevant to the Company for each taxable period first ending after the Closing and for all prior taxable periods until the later of (a) the expiration of the statute of limitations of the taxable periods to which such Tax returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods, or (b) six years following the due date (without extension) for such Tax returns. After such time, before Seller or Purchaser shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given the opportunity, after 90 days' prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party's expense). Any information obtained under this Section 11.1 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax returns or claims for refund or in conducting an audit or other proceeding.

Section 11.2    Taxes Generally. All Tax Returns not required to be filed on or before the date hereof (i) will, to the extent required to be filed on or before the Closing Date, be filed by Seller when due and will be prepared consistent with past practice and in accordance with all applicable laws, and (ii) as of the time of filing, will be correct and complete in all material respects. Seller will timely pay the amount of Taxes shown as due on the Tax Returns that are filed pursuant to this Section 11.2. Purchaser shall file all other Tax Returns and, subject to Seller's obligation to indemnify Purchaser pursuant to ARTICLE X and Section 11.3, shall pay all Taxes shown as due on such Tax Returns; provided that any Tax Return prepared and filed by Purchaser that includes any period (or portion thereof) on or before the Closing Date (including a Straddle Period) (x) shall be prepared consistent with past practices and in accordance with applicable laws and (y) shall be delivered to Seller for review no later than 15 days prior to filing and shall be revised to reflect any reasonable comments by Seller.

Section 11.3    Responsibility for and Apportionment of Taxes. The following Taxes will be the responsibility of Seller: (i) all Taxes relating to the Company for any period ending on or prior to the Closing; and (ii) all Taxes of Seller or any other Person by reason of being a member of a consolidated, combined, unitary or affiliated group that includes Seller or any of its present or past Affiliates prior to the Closing, by reason of a Tax sharing, Tax indemnity or similar agreement entered into by Seller or any of its present or past Affiliates before the Closing (other than this Agreement) or by reason of transferee or successor liability arising in respect of a transaction undertaken by Seller or any of its present or past Affiliates ending on or prior to the Closing Date. Except as otherwise provided herein, Purchaser shall be responsible for all Taxes relating to the Company for any period beginning after the Closing. All Taxes relating to any taxable period beginning on or prior to and ending after the Closing Date (a "Straddle Period") will be apportioned between Purchaser and Seller as follows: (i) general and special real estate and other ad valorem taxes and assessments and other state or local taxes, fees, charges and assessments in respect of real estate on the basis of the fiscal year for which assessed ("Property Taxes") allocable to the period ending on or prior to the Closing shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall within the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) for the period ending on or prior to the Closing shall be computed as if such taxable period ended as of the close of business on the Closing Date.

Section 11.4    Tax Contests. If notice of any claim, audit, examination, or other proposed change or adjustment by any taxing authority, as well as any notice of assessment and any notice and demand for payment, concerning any Taxes for which Seller is reasonably likely to be liable under this Agreement (a "Tax Proceeding") shall be received by Purchaser, Purchaser shall promptly inform Seller in writing of such Tax Proceeding. Seller shall have the right, at its expense to represent the interests of the Company and control the prosecution, defense and settlement of any Tax Proceeding relating exclusively to taxable periods ending on or before the Closing Date; provided, however, to the extent (and only to the extent) that the resolution of any such Tax Proceeding is reasonably certain to have a material negative impact on the Company in any taxable period that does not end on or before the Closing Date, Seller shall keep Purchaser fully and timely informed with respect to the commencement, status and nature of the portion of such Tax Proceeding that may so impact the Company and shall not settle such portion of the Tax Proceeding without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed. Purchaser shall represent, at its expense, the interests of the Company in any Tax Proceeding relating to any taxable period that begins before the Closing Date and ends after the Closing Date; provided, however, that (i) Purchaser shall allow Seller and its counsel to participate in any such Tax Proceeding at Seller's sole expense; (ii) Purchaser shall keep Seller fully and timely informed with respect to the commencement, status and nature of such Tax Proceeding; and (iii) if the results of any such Tax Proceeding involve an issue that is reasonably likely to be the subject of indemnification by Seller pursuant to Section 10.2 or Section 11.3, then Purchaser and Seller shall, subject to the indemnification procedures set forth in Section 10.4 to the extent not inconsistent with this Section 11.4, jointly control the prosecution, defense and settlement of any such Tax Proceeding, each party shall cooperate with the other party at its own expense and there shall be no settlement or closing or other agreement with respect thereto without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Purchaser shall have sole control of any Tax Proceeding relating exclusively to periods beginning after the Closing Date.

Section 11.5    280G. With respect to each employee of the Company who is, or would reasonably be expected to be as of the Closing Date, a "disqualified individual" (as defined in Section 280G(c) of the Code), the Company shall use its commercially reasonable efforts to (i) ensure that any payments or economic benefit that would otherwise constitute a "parachute payment" (as defined in Section 280G(b)(2) of the Code) shall be exempt from the definition of

"parachute payment" by reason of the exemption provided under Section 280G(b)(5)(A)(ii) of the Code, and (ii) take all actions necessary to so exempt such payments (including, without limitation, obtaining any necessary waivers or consents from such "disqualified individuals") as soon as reasonably practicable following the date of this Agreement. Within a reasonable period of time prior to taking such actions, Seller shall deliver to Purchaser and its counsel for review and comment a copy of any documents or agreements necessary to effect this Section 11.5, including but not limited to, any consent form, disclosure statement or waiver.

Section 11.6 Section 338(h)(10) Election.

(a)    At the sole option of Purchaser, Seller shall make a joint election with Purchaser under Section 338(h)(10) of the Code (and any comparable election under state or local Tax law) with respect to the purchase of the Common Stock (the "Elections"). If Purchaser exercises its option to have the Elections made pursuant to this Section 11.6, Seller agrees to (i) provide Purchaser with any information reasonably requested by Purchaser to permit the Elections to be made and (ii) take all actions reasonably requested by Purchaser to effect and preserve timely the Elections (including filing such forms, returns, elections, schedules and other documents reasonably requested by Purchaser to effect and preserve such Elections in accordance with the provisions of Section 1.338(h)(10)-1 of the Treasury regulations (or any comparable provisions under state or local Tax law)). If Purchaser exercises its option to have the Elections made pursuant to this Section 11.6, Seller represents that their sale of the Shares is eligible for, and Purchaser represents that is qualified to make, such Elections. Seller and Purchaser shall, on or before the date that is one hundred and twenty (120) days following the Closing Date, exchange completed and executed copies of IRS Form 8023, required schedules thereto and any similar state or local Tax forms. If any changes are required in those Tax forms as a result of information that is available after the date the Elections are made, parties will promptly agree on and make such changes.

(b)    If Purchaser exercises its option to have the Elections made pursuant to this Section 11.6, following the Closing Date, Purchaser shall, as promptly as practical, prepare a schedule showing the allocation of the Purchase Price, liabilities and other relevant items among the assets of the Company that are deemed to have been acquired pursuant to Section 338(h)(10) of the Code (or comparable provision of state or local Tax law) (the "Price Allocation"). The Price Allocation shall be made in accordance with all relevant provisions of the Code (or applicable state or local Tax law). If, within ten (10) Business Days after receipt of the Price Allocation, Seller notifies Purchaser in writing that Seller objects to the allocation of one or more items reflected in the Price Allocation, Seller and Purchaser shall negotiate in good faith to resolve such dispute. If Seller and Purchaser fail to resolve such dispute within ten (10) Business Days, an independent third party mutually agreeable to Seller and Purchaser shall, acting reasonably, determine the final Price Allocation. The allocation reflected in the Price Allocation shall be binding on the parties hereto, and Seller and Purchaser agree to act (and cause their respective Affiliates to act) in accordance with the Price Allocation in the preparation, filing and audit of any Tax Return, including IRS Form 8594 or any equivalent statement and not to take (or permit any of their Affiliates to take) any tax, accounting or financial reporting position that is inconsistent with such Price Allocation unless otherwise required by Law. If, as a result of a change in circumstances after the Price Allocation is provided to Seller, the Purchase Price is adjusted, then Purchaser shall notify Seller of its proposed reallocation of the Purchase Price and

Purchaser and Seller agree to file (and cause their respective Affiliates to file) any amended Tax Returns as necessary to properly reflects such reallocation; provided, that if Seller disagrees with Purchaser's proposed reallocation in writing within ten (10) business of being notified of such proposed reallocation, the same procedures that apply above with respect to the Price Allocation shall apply with respect to the proposed reallocation.

Section 11.7    Tax Agreements. The Company shall terminate any and all Tax sharing, Tax indemnity or similar agreements, whether written or unwritten, on the Closing Date between the Company and any other Person, for all Taxes, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements.

Section 11.8 Transfer Taxes.

(a)    Notwithstanding anything to the contrary contained herein, Purchaser and Seller will each be liable for 50% of all sales, use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees ("Transfer Taxes") arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement. The party required to file and pay Tax Returns with respect to any particular Transfer Tax will make such timely payment and filing, and the other party will pay 50% of any such Transfer Tax 10 days after delivery of evidence of such payment and filing.

(b)    Purchaser and Seller will cooperate with each other in attempting to minimize Transfer Taxes, if any.

(c)    Purchaser will provide to Seller, and Seller will provide to Purchaser, all exemption certificates with respect to Transfer Taxes that may be provided for under applicable Law. Such certificates will be in the form, and will be signed by the proper party, as provided under applicable Law.

(d)    In the event that Seller fails to pay any such Transfer Taxes when due, Purchaser shall have the right to make such payments on Seller’s behalf and to set-off the amount of such payment against the principal of the Note.  Any such amounts set-off pursuant to this Section 11.8 shall not be charged against and shall be in addition to the amounts permitted to be set-off pursuant to the Set-Off Cap.

ARTICLE XII
TERMINATION

Section 12.1    Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing only:

(a)    By the mutual consent of Seller and Purchaser;

(b)    By either Seller or Purchaser, if any Governmental Authority will have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the material transactions contemplated by this Agreement and such order, decree, ruling or other action will have become final and non-appealable;

(c)    By Purchaser if any condition in Section 9.1 has not been satisfied within 90 days of the date hereof or if satisfaction of such condition is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived such condition within 90 days of the date hereof;

(d)    By Purchaser, at its option, at any time within ten days after the expiration or termination of the Forbearance Period as defined in the Forbearance Agreements listed on Schedule 4.24 or any such Lender under the 2006 Credit Agreement or the Americana Credit Agreement takes action to, or gives notice of its intent to take action to, foreclose or pursue any remedies against the Shares or assets of the Company or Seller;

(e)    By Seller if any condition in Section 9.2 has not been satisfied within 90 days of the date hereof or if satisfaction of such condition is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived such condition within 90 days of the date hereof; and

(f)    By Seller or Purchaser, in the event that Parent's Board of Directors (i) effectuated a Non-Recommendation Determination or (ii) approves, recommends, or enters into an agreement with respect to a Superior Proposal.

Section 12.2    Effects of Termination. If this Agreement is terminated by Seller or Purchaser pursuant to Section 12.1, written notice thereof will forthwith be given to the other and all further obligations of the parties under this Agreement (other than pursuant to Section 8.7(a), this Section 12.2 and Section 14.1, Section 14.2, Section 14.3, Section 14.4, Section 14.5, Section 14.6, Section 14.9, Section 14.11, Section 14.12 and Section 14.13, all of which will continue in full force and effect) will terminate without further action by any party and without liability or other obligation of either party to the other party hereunder; provided, however, that no party will be released from liability hereunder if this Agreement is terminated and the transactions abandoned by reason of any willful breach of this Agreement and provided, further, that (a) if this Agreement is (i) terminated pursuant to Section 12.1(f) or pursuant to Section 12.1(c) for the failure of any of the conditions set forth in Section 9.1(c), (i), (j), (l) or (m), (ii) terminated pursuant to Section 12.1(c) for the failure of the condition set forth in Section 9.1(b) with respect to (A) the breach of the covenants set forth in Section 7.11 or (B) the willful, grossly negligent, or bad faith breach of any other covenant of Seller or Parent contained herein (including, without limitation Section 3.2(a), or (iii) terminated pursuant to Section 12.1(d), then Seller shall pay to Purchaser a break-up fee in the amount of $2,250,000 together with an amount equal to all of the out-of-pocket expenses incurred by Purchaser and its Affiliates in connection with the transactions contemplated by this Agreement; and (b) if this Agreement is terminated pursuant to Section 12.1(c) for the failure of the condition set forth in Section 9.1(a) and the reason for failure of such condition is that representations and warranties of Parent and Seller contained in this Agreement were not true and correct as of the execution of this Agreement such that the condition would not have been satisfied at time of signing if the closing were to have occurred simultaneously therewith, then Seller shall pay to Purchaser an amount equal to all of the reasonably documented out-of-pocket expenses incurred by Purchaser and its Affiliates in connection with the transactions contemplated by this Agreement up to an aggregate of $1,250,000.

ARTICLE XIII
BANKRUPTCY

Section 13.1    Bankruptcy or Insolvency Filings by Seller or Parent. If Seller or Parent becomes subject, either voluntarily or involuntarily, to any case or proceeding in which an order for relief (or other analogous relief) is granted under any applicable bankruptcy, insolvency or other similar law, Seller agrees that it will file a motion or motions seeking approval of the sale of the Common Stock of the Company to Purchaser in accordance with the terms of this Agreement and the bidding procedures set forth on Exhibit D on or before the seventh Business Day following the earlier of (i) the date on which Purchaser notifies Seller in writing that it does not intend to exercise any termination right pursuant to Section 12.1(d) or (ii) the date on which the period specified for termination in Section 12.1(d) has expired without exercise thereof by Purchaser.

ARTICLE XIV
MISCELLANEOUS

Section 14.1    Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise expressly provided herein, the parties will pay all of their own costs and expenses relating to the transactions contemplated by this Agreement, including the costs and expenses of their respective counsel, financial advisors and accountants.

Section 14.2    Notices. Any notice or other communications required or permitted under this Agreement will be sufficiently given if delivered in person, transmitted via facsimile (but only if followed by transmittal by recognized overnight courier or hand delivery), or sent by registered or certified mail, postage prepaid, or recognized overnight courier service addressed as follows:

(a)	If to Seller or Parent:	Integrated Brands Inc. 4175 Veteran's Memorial Highway 3rd Floor Ronkonkoma, NY 11779 Attn: Michael Serruya Fax: (631) 737-9792
	with a copy to:	Goodwin Procter LLP 599 Lexington Avenue New York, NY 10022 Attn: Lori S. Smith, Esq. Fax: (212) 355-3333

(b)	If to Purchaser: with a copy to:	Lily Acquisition, LLC
6309 Monarch Park Place, Suite 201
Longmont, CO 80503
Attn: Chuck Marcy
Fax: (303) 848-6006

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attn: Steven A. Shoemate, Esq.
Fax: (212) 351-4035

or such other addresses or numbers and/or addressee as are furnished in writing by the applicable party, and such notice or communication will be deemed to have been given (a) as of the date so personally delivered or transmitted via facsimile, (b) on the third Business Day after the mailing thereof or (c) on the first Business Day after delivery by recognized overnight courier service.

Section 14.3    Governing Law; Consent to Jurisdiction.

(a) The construction of this Agreement, and all matters relating hereto, including disputes and controversies, will be governed by the laws of the State of New York applicable to contracts made and to be performed entirely within the State of New York without giving effect to any conflict of law provisions.

Section 14.4    Waiver of Jury Trial. THE PARTIES IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, COUNTERCLAIM OR CROSS-COMPLAINT IN ANY ACTION OR OTHER PROCEEDING BROUGHT BY EITHER PARTY AGAINST THE OTHER PARTY OR

PARTIES WITH RESPECT TO ANY MATTER ARISING OUT OF, OR IN ANY WAY CONNECTED WITH OR RELATED TO, THIS AGREEMENT OR ANY PORTION THEREOF, WHETHER BASED UPON CONTRACTUAL, STATUTORY, TORTIOUS OR OTHER THEORIES OF LIABILITY. EACH PARTY REPRESENTS THAT IT HAS CONSULTED WITH COUNSEL REGARDING THE MEANING AND EFFECT OF THE FOREGOING WAIVER OF ITS RIGHT TO A JURY TRIAL.

Section 14.5    Entire Agreement; Amendment. This Agreement, including the Exhibits, Schedules and other documents referred to herein which form a part hereof, contains the entire understanding of the parties with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. This Agreement may not be amended except by a written instrument executed by the parties.

Section 14.6    Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by either party (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that (i) Purchaser may, prior to Closing, assign its rights and obligations under this Agreement to HFH or any Affiliate of Purchaser that is a direct wholly-owned subsidiary of HFH and (ii) Purchaser may assign it rights under this Agreement to any one or more of its lenders, provided, that, in each case, no such assignment will relieve Purchaser of its obligations hereunder. This Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns.

Section 14.7    Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes," "including" or similar expressions are used in this Agreement, they will be understood to be followed by the words "without limitation". The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 14.8    Certain Definitions.

(a)    "2006 Credit Agreement" means the Credit Agreement, dated as of April 21, 2006, among Seller, Eskimo Pie Frozen Distribution, Inc., Eskimo Pie Corporation, the Company, the other loan parties thereto, the lenders thereto, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc.

(b)    "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(c)    "Americana Credit Agreement" means the credit agreement, dated as of April 21, 2006, among Americana Foods Limited Partnership, the lenders party thereto and JPMorgan Chase Bank, N.A.

(d)    "Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York, New York.

(e)     "Claims" means any claim (including any cross-claim or counterclaim), demand, investigation, cause of action, suit, default, assessment, litigation, third party action, arbitral proceeding or proceeding by or before any Governmental Authority or any other Person.

(f)    "Co-Manufacturing Agreement" means (A) the Master External Manufacturing Agreement by and between Kraft Foods Global, Inc. and Seller, dated March 27, 2005 and (B) the Project Agreement to the Master External Manufacturing Agreement by and between Kraft Foods Global, Inc. and Seller, dated March 27, 2005.

(g)    "Contracts" means all contracts, agreements, commitments, purchase orders, instruments, notes, bonds, mortgages, indentures, leases, licenses and other legally binding arrangements or understandings, whether written or oral to which the Company is a party or by which its assets or operations are bound.

(h)    "Crayola License" means that Crayola License Agreement, dated as of August 9, 2004, by and between Seller and Binney & Smith Properties, Inc. ("Binney & Smith"), as amended on October 3, 2005 and as may be further reasonably amended by Seller and Binney & Smith.

(i)    "Debt" means, with respect to the Company, all obligations in respect of: (a) borrowed money; (b) indebtedness evidenced by loan documents, notes, debentures, guarantees or similar instruments; and (c) interest, premiums, penalties and other amounts owing in respect of the items described in the foregoing clauses (a) and (b).

(j)    "GAAP" means the generally accepted accounting principles of the United States applied on a consistent basis.

(k)    "Knowledge of Seller" means the actual knowledge after reasonable inquiry of the existence or non-existence of a fact by the Persons listed on Schedule 14.8(k).

(l)    "Transition Services Agreement" means that certain Transition Services Agreement by and between Kraft Foods Global, Inc. and Seller, dated March 27, 2005, as amended.

(m)    "Law" means any constitution, statute, code, regulation, rule, injunction, judgment, order, decree, ordinance, or ruling of any Governmental Authority.

(n)    “Material Adverse Effect” means any facts, circumstances, events or changes that are materially adverse to the business, financial condition or results of operation of the Company or could reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by this Agreement, but shall not include facts, circumstances, events or changes (a) generally affecting the industries in which the Company operates or the economy or the financial or securities markets in the United States or elsewhere in the world, including regulatory and political conditions or developments (including any outbreak or escalation of hostilities or acts of war or terrorism) or changes in interest rates or (b) to the extent resulting from (i) the announcement or the existence of, or compliance with, this Agreement or any other agreement or document executed and delivered in connection herewith or any of the other transactions contemplated by this Agreement, (ii) changes in applicable Law, GAAP or accounting standards or (iii) actions or omissions attributable to Purchaser or its Affiliates (other than as expressly contemplated by this Agreement or consented to by Seller in writing); provided, however, that any change, effect, development, event or occurrence described in the foregoing clause (a) above shall not constitute or give rise to a Material Adverse Effect only if and to the extent that such change, effect, development, event or occurrence does not have a disproportionate effect on the Company as compared to other persons in the industries in which the Company operates.

(o)    "Milk Dealer Bond" means the bond posted pursuant to the New York State Milk Dealer License.

(p)    "Ordinary Course of Business" means the ordinary course of business consistent with past practice.

(q)    "Permits" means all permits, approvals, agreements, authorizations, licenses, orders, certificates, registrations, qualifications, rulings, waivers, variances or other form of permission, consent, exemption or authority issued, granted, given or otherwise required by Governmental Authorities for the Business of the Company.

(r)    "Person" means any individual, trustee, firm, corporation, partnership, limited liability company, trust, joint venture, bank, Government Authority, trust or other organization or entity.

(s)    "Reasonable Best Efforts" means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible on commercially reasonable terms.

(t)    "Schreiber Agreement" means the Distribution Agreement, dated July 13, 2006, between Schreiber Foods, Inc. and the Company.

(u)    "Slotting Fee Payment Amount" means an amount equal to the aggregate dollar amount actually paid by the Company to retailers or deducted by retailers from amounts otherwise actually paid to the Company (and with respect to which the Company or Seller can produce reasonable evidence of such payment or deduction) during the period on or after January 1, 2007 and prior to Closing with respect to commitments for slotting Company products which commitments were made after January 1, 2007 and prior to Closing.

(v)    "Solvent" means, with respect to any Person, that as of the date of the determination of (i) (a) the then fair saleable value of the property of such Person is (y) greater than the total amount of liabilities (including contingent liabilities but excluding amounts payable under intercompany promissory notes) of such person and (z) not less than the amount that will be required to pay the probable liabilities on such Person's and then existing debts as they become absolute and matured considering all financing alternatives and potential asset sales reasonably available to such Person; (b) such Person's capital is not unreasonably small in relation to its business or any contemplated or undertaken transaction; and (c) such Person does not intend to incur, or reasonably believe that it will incur, debts beyond its ability to pay such debts as they become due; and (ii) such Person is "solvent" within the meaning given that term and similar terms under Laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

(w)    "Target Inventory Amount" means $4,250,000.

(x)    "Transaction Expenses" means all fees and expenses payable by the Company or its Affiliates in connection with the transactions contemplated by this Agreement, including fees and expenses payable to all attorneys, accountants, financial advisors and other professionals and bankers', brokers' or finders' fees.

Section 14.9    Third Party Beneficiaries. Each party intends that this Agreement will not benefit or create any right or cause of action in or on behalf of any Person other than the parties to this Agreement.

Section 14.10    Schedules. Unless otherwise defined therein, all capitalized terms used in the schedules will have the meanings ascribed to them in this Agreement, and all section references in the schedules refer to the corresponding section of this Agreement. The attachments to the schedules form an integral part of the schedules and are incorporated by reference for all purposes as if set forth fully therein. No reference to or disclosure of any item or other matter in the schedules will be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the schedules. No disclosure in the schedules relating to any possible breach or violation of any agreement, law or regulation will be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Section 14.11    Waiver. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 14.12    Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the application of such provision to any other Persons or circumstances.

Section 14.13    Counterparts; Delivery by Facsimile. This Agreement may be executed in two or more counterparts, all of which taken together will constitute one instrument, and will become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. Executed signature pages delivered by facsimile will be treated in all respects as original signatures.

* *

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed, all as of the date first above written.

INTEGRATED BRANDS INC.

By:	/s/ Michael Serruya
Name:
Title:

COOLBRANDS INTERNATIONAL, INC.

By:	/s/ Michael Serruya
Name:
Title:

LILY ACQUISITION, LLC

By:
Name:
Title:

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed, all as of the date first above written.

INTEGRATED BRANDS INC.

By:
Name:
Title:

COOLBRANDS INTERNATIONAL, INC.

By:
Name:
Title:

LILY ACQUISITION, LLC

By:	/s/
Name:
Title:

EXHIBIT A
FORM OF NOTE

SUBORDINATED PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS.

THIS NOTE AND THE INDEBTEDNESS EVIDENCED HEREBY IS SUBORDINATED IN THE MANNER AND TO THE EXTENT SET FORTH IN SECTION 9 BELOW AND THE HOLDER OF THIS NOTE, BY ITS ACCEPTANCE HEREOF, SHALL BE BOUND BY THE PROVISIONS OF SECTION 9.

YOGURT HOLDINGS II, INC.

12.9% SUBORDINATED PROMISSORY NOTE
DUE [JANUARY] ___, 2009

No. 1

$5,000,000
New York, New York
[January] ___, 2007 [the Closing Date]

FOR VALUE RECEIVED, the undersigned, YOGURT HOLDINGS II, INC., a Delaware corporation (the “Company”), hereby promises to pay to INTEGRATED BRANDS INC., a New Jersey corporation (the “Holder”), the principal sum of FIVE MILLION DOLLARS ($5,000,000), subject to adjustment as provided herein, on [January] ___, 2009 [the two year anniversary of the Closing Date as defined in the Purchase Agreement] (the “Maturity Date”), with interest thereon from time to time as provided herein; provided that the Maturity Date shall be deemed extended with respect to any portion of the principal amount (plus interest with respect thereto) with respect to which the Company has asserted a right of set-off in accordance with the provisions of Section 5 hereof as a result of Holder Obligations then outstanding and which remains unresolved as of such date in which event such amount (net of any amount finally determined or mutually agreed to be payable via the set-off to satisfy such claim) shall be due and payable within 30 days after resolution of such claim.

1. Definitions.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, the term “control” (including the terms “controlling” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.

“Bank Agent” means (a) _________  , as long as it is the agent under the Senior Credit Facilities and (b) thereafter, any other agent under the Senior Credit Facilities.

“Bankruptcy Law” means Title 11, United States Code, or any similar federal or state law for the relief of debtors.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of New York, New York.

“Capital Stock” means (a) in the case of a corporation, capital stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock, (c) in the case of a partnership, partnership interests (whether general or limited), (d) in the case of a limited liability company, membership interests, and (e) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Change of Control” means (a) any consolidation or merger of the Company or any direct or indirect equity holder of the Company with or into any other corporation or other entity or Person, or any other corporate reorganization or transaction (including the acquisition of capital stock of the Company), whether or not the Company is a party thereto, in which the direct or indirect stockholders of the Company (or their affiliates) immediately prior to such consolidation, merger, reorganization or other transaction, beneficially own, Capital Stock representing less than 50% of the Company’s voting power immediately after such consolidation, merger, reorganization or other transaction, excluding in any case referred to in this clause any public offering, (b) any recapitalization of the Company pursuant to which one third (1/3) or more of the outstanding Capital Stock of the Company is exchanged or repurchased for cash or marketable securities, (c) a sale, lease or other disposition of all or substantially all of the assets of the Company, (d) any other transaction in which Catterton Partners Management Company and its Affiliates cease to own directly or indirectly at least two thirds (2/3) of the Capital Stock of the Company, (e) the liquidation, dissolution or winding-up of the Company, or (f) any refinancing of the Senior Credit Facilities on terms which (A) increase the annual rate of interest applicable to such Senior Credit Facilities to a rate in excess of the per annum rate applicable thereto at the time of such refinancing plus 5% (exclusive of any default interest rate or any change in the applicable indices used to set such rate), (B) change in the final maturity date or due date applicable to any facility under the Senior Credit Facilities to be less than six months after the Maturity Date, (C) any increase in the outstanding principal balance thereof in excess of $55,000,000 or (D) any change which adversely impacts the ability of the Holder to receive payment at maturity absent the occurrence and continuance of an event of default under the Senior Credit Facilities.

“Collection Action” means any action (a) to demand, sue for, take or receive from or on behalf of any Obligor, by set-off or in any other manner, the whole or any part of any moneys which may now or hereafter be owing by any Obligor with respect to the Notes, (b) to initiate or participate with others in any suit, action or Proceeding against any Obligor or its property to (i) enforce payment of or to collect the whole or any part of the Notes or seek payment in respect of a breach of a representation or warranty hereunder or in connection with the transaction under which this Note arises or (ii) commence judicial, arbitral, or other enforcement of any of the rights and remedies under the Notes or applicable law with respect to the Notes, (c) to accelerate payment on any Notes, (d) to cause any Obligor to honor any redemption, put or mandatory payment obligation with respect to the Notes, (e) to seek a claim or demand payment for rescission relating to the transaction out of which this Note arises or (f) to take any action under the provisions of any state, local, federal or foreign law, including, without limitation, the Uniform Commercial Code, or under any contract or agreement, to foreclose upon, take possession of or sell any property or assets of any Obligor.

“Contractual Obligations” means as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument or arrangement (whether in writing or otherwise) to which such Person is a party or by which it or any of such Person’s property is bound, including without limitation, the Senior Credit Facilities.

“Custodian” means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

“Default” means any event or condition that, with the giving of notice or the lapse of time, or both, would, unless cured or waived, be an Event of Default.

“Event of Default” has the meaning set forth in Section 10(a) hereof.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, regulation or compliance, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Holder Obligations” has the meaning set forth in Section 5 hereof.

“Indebtedness” means as to any Person (a) all obligations of such Person for borrowed money (including unfunded credit commitments), (b) all indebtedness, obligations or liabilities of such Person (whether or not evidenced by notes, bonds, debentures or similar instruments) whether matured or unmatured, liquidated or unliquidated, direct or indirect, absolute or contingent, or joint or several, that should be classified as liabilities in accordance with GAAP, including any items so classified on a balance sheet, (c) any reimbursement obligations in respect of letters of credit, surety bonds or obligations in respect of bankers acceptances, whether or not matured, (d) all indebtedness, obligations or liabilities (whether absolute or contingent) secured by any Lien (other than Liens in favor of lessors under leases other than leases on any property or asset owned or held by that Person), regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the other assets of that Person, and (e) any contingent obligations of such Person in respect of indebtedness, obligations or liabilities of others referred to above in this definition. The determination of the amount of the Indebtedness at the relevant time of determination with respect to the Company and its Subsidiaries shall be made on a consolidated basis in accordance with GAAP.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, claim, restriction or preference, priority, right or other security interest or any other security agreement or preferential arrangement of any kind or nature whatsoever (excluding preferred stock and equity related preferences) including those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a capital lease, or any financing lease having substantially the same economic effect as any of the foregoing.

“Obligor” means, each individually and all collectively, the Company and all present and future guarantors of the Company’s obligations under the Notes and all Persons who grant collateral as security for obligations under the Notes.

“Paid in Full” or “Payment in Full” means the payment and satisfaction in full in cash of all of the Senior Indebtedness, the termination of the lending commitments under the Senior Credit Facilities and the termination, cancellation or cash collateralization in a manner reasonably acceptable to the Bank Agent of all outstanding letters of credit and Interest Swap Obligations.

“Person” means any individual, firm, corporation, limited liability company, part-nership, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Proceeding” shall mean any voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors, appointment of a custodian, receiver, trustee or other officer with similar powers or any other proceeding for the liquidation, dissolution or other winding up of a Person.

“Purchase Agreement” means the Stock Purchase Agreement, dated as of December 31, 2006, by and among the Purchaser, the Holder and CoolBrands International Inc.

“Requirements of Law” means, as to any Person, provisions of the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and each law, treaty, code, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Senior Credit Facilities” means the [Credit Agreement] dated as of [DATE], 2007, among [the Purchaser, the Bank Agent and the other lenders named therein], and any related notes, collateral documents, letters of credit and guarantees, including any appendices, exhibits or schedules to any of the foregoing (as the same may be in effect from time to time), in each case, as such agreements may be amended, modified, supplemented, increased or restated from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid or extended from time to time (whether with the original agents and lenders or other agents or lenders or otherwise, whether provided under the original credit agreement or other credit agreements or otherwise and regardless of the existence of any interval from the time any Senior Credit Facilities are repaid to the time such Senior Credit Facilities are replaced).

“Senior Indebtedness” means (a) all guarantee obligations and other Indebtedness of the Company under or in respect of the Senior Credit Facilities (or, if the Senior Credit Facilities have not yet been made available to the Company, any Indebtedness of the Company, includingguarantee obligations in respect of Indebtedness of the Purchaser, owed to any Affiliate of the Company which has been incurred to finance a portion of the consideration of the acquisition under the Purchase Agreement, until such Indebtedness is refinanced by Indebtedness under the Senior Credit Facilities); and (b) any Interest Swap Obligations, or guarantee obligations in respect thereof, related to payment obligations under the Senior Credit Facilities or in respect of other Indebtedness of the Company; unless, in the case of (a) or (b), by the terms of the instrument creating, governing or evidencing such Indebtedness or other obligations or liabilities, it is expressly provided that such obligation is not senior or superior in right of payment to the Notes; and provided that no more than $55 million in aggregate principal amount of Indebtedness described in clause (a) of this definition outstanding at any one time shall constitute Senior Indebtedness at any time.

“Senior Lender” means the Person or Persons to whom the Company is obligated with respect to any Senior Indebtedness on any date and includes the Bank Agent, any other agent, any trustee or any other representative acting on behalf of any such Persons or group of Persons.

“Subsidiary” means, as to any Person, another Person of which shares of Capital Stock having ordinary voting power (other than Capital Stock having such power only by reason of the happening of a contingency) to elect a majority of the Board of Directors or other managers of such Person are at the time owned, or the management of which is otherwise controlled, directly or indirectly, by such first Person. Unless otherwise qualified, all references to a “Subsidiary” shall refer to a Subsidiary of the Company.

“Target” means Coolbrands Dairy, Inc., a Delaware corporation.

“Warrant” means that certain Warrant No. 001 issued by the Company to the Holder.

2. Note. This Subordinated Promissory Note (the “Note”) is issued by the Company, on the date hereof as a portion of the consideration to be paid by the Company pursuant to the Purchase Agreement. This Note, together with any other promissory notes issued pursuant to Section 14 hereof are herein referred to as the “Notes.”

3. Interest.

(a)  Payment of Interest. The Company promises to pay interest on the principal amount of this Note at the rate of 12.9% per annum (the “Interest Rate”). Interest on this Note shall accrue from and including the date of issuance through and until repayment of the principal amount of this Note and payment of all interest in full, and shall be computed on the basis of a 360-day year of twelve 30-day months. Unless the Company shall pay interest on this Note in cash on any such date or, if any such date shall not be a Business Day, on the next succeeding Business Day to occur after such date, in either case in the manner provided in Section 4 below, interest on this Note shall compound quarterly on the [last Business Day] of each, [March], [June], [September] and [December] of each year (each date upon which interest shall be so payable or compound, an “Interest Payment Date”), beginning on [March] ___, 2007, and shall be added to the principal amount of this Note, at which time such interest shall no longer constitute interest for purposes of this Note other than Section 3(b) (the terms “principal” or “principal amount” shall refer to the principal amount of this Notes, as so increased from time to time).

(b)  Default Interest. If the Company shall default in the payment of any principal of or interest on the Note when due (whether by acceleration or otherwise) then, until such overdue amount shall have been paid in full, subject to clause (c) below, such overdue amount shall bear interest at the Interest Rate plus 2%, payable as provided in Section 3(a) above.

(c)  No Usurious Interest. The rate of interest payable on this Note shall in no event exceed the maximum rate permissible under Requirements of Law. If the rate of interest payable on this Note is ever reduced as a result of this Section and at any time thereafter the maximum rate permitted by Requirements of Law shall exceed the rate of interest provided for in this Note, then the rate provided for in this Note shall be increased to the maximum rate provided by Requirements of Law for such period as is required so that the total amount of interest received by the Holder is that which would have been received by the Holder but for the operation of the first sentence of this Section. Any payment by the Company of any interest amount in excess of that permitted by law shall be considered a mistake, with the excess being applied to the principal amount of this Note without prepayment premium or penalty; if no such principal amount is outstanding, such excess shall be returned to Company.

4.  Payments. Payments of principal and interest on this Note that are payable in cash shall be payable by wire transfer of immediately available funds to an account at a bank designated in writing by the Holder. In the absence of any such written designation, any such payment shall be deemed made on the date a check in the applicable amount payable to the order of Holder is received by the Holder at its last address as reflected in the Company’s Note Register (as defined in Section 14(b) hereof); if no such address appears, then to the Holder in care of the last address in such Note Register of any predecessor holder of this Note (or its predecessor).

5.  Set-off Rights of Company. The Company shall have the right (as more fully described in the Purchase Agreement) to set off and apply against amounts owing by it under this Note, any amounts finally determined pursuant to the provisions of the Purchase Agreement or otherwise agreed among the parties to be due and owing by the Holder or any Affiliate of the Holder to the Company or any Affiliate of the Company pursuant to the Purchase Agreement up to the Set-Off Cap (as defined in the Purchase Agreement) (collectively, the “Holder Obligations”). Any such set-off and application may be made by notice as provided in the Purchase Agreement and such amounts shall be deemed set-off and applied to the principal amount of this Note as of the date that Company’s right to such amounts are finally determined pursuant to the terms of the Purchase Agreement or are otherwise agreed by the parties to be due and owing to the Company (and interest shall cease to accrue with respect to the amount so applied); provided that if any settlement, agreement, judgment or ruling results in a determination or agreement that amounts are owing by Holder or any Affiliate of Holder to the Company under the Holder Obligations, such amount shall be deemed to have been set-off and applied against the principal amount of this Note as of the date such Holder Obligation that gave rise to such right of set-off originally became payable (in the case of an indemnity amount such date to be the date of the breach that gave rise to such indemnity claim), and any interest paid, accrued or compounded with respect to such amount under the Note (and any additional amounts of interest payable as a result of the compounding of such interest hereunder) shall be repaid to the Company by the Holder or, if not yet paid, shall cease to be owing for all purposes of this Note.

6. Representations, Warranties and Covenants of the Company. The Company represents, warrants and covenants as of the date hereof:

(a)  Corporate Authorization; No Contravention. The issuance of the Note: (1) has been duly authorized by all necessary organizational action, and if required, action of any holders of Capital Stock; (2) do not and will not contravene the terms of the certificate of formation or operating agreement (or equivalent organizational documents) of the Company or any Subsidiary, or any amendment thereof or any Requirement of Law applicable to such Person or such Person’s assets, business or properties; (3) do not and will not (i) conflict with, contravene, result in any violation or breach of or default under (with or without the giving of notice or the lapse of time or both), (ii) create in any other Person a right or claim of termination or amendment, or (iii) require modification, acceleration, repurchase, redemption or cancellation of any Contractual Obligation of the Company or any of its Subsidiaries; and (4) do not and will not result in the creation of any Lien (or obligation to create a Lien) against any property, asset or business of the Company or any of its Subsidiaries.

(b)  Binding Effect. This Note has been duly executed and delivered by the Company, and this Note constitutes the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity relating to enforceability.

(c)  Dividends. The Company shall not declare or pay any cash dividends on or make any other cash distributions in respect of any class or series of its Capital Stock or other equity interests prior to payment in full of this Note.

(d)  Capitalization; Corporate Structure; Maintenance of Business. The capitalization and corporate structure as of the date hereof of the Company set forth in Exhibit __ hereto are true and correct in all respects. The Company and its subsidiaries (i) shall preserve, renew and keep in full force and effect their corporate existence and (ii) shall take all reasonable action to maintain all rights, privileges, assets and franchises necessary or desirable in the normal conduct of their business; provided that any event or circumstance that would result in a breach of clause (i) or (ii) of this sentence and also result in a requirement to prepay the Note pursuant to Section 9(a) shall be deemed to not constitute a default under this sentence so long as the provisions of Section 9(a) are complied with.

(e) Limitation on Indebtedness. The outstanding principal amount of (i) all Indebtedness of the Company and its Subsidiaries under the Senior Credit Facilities and (ii) all other Indebtedness of the Company and its Subsidiaries for borrowed money or in respect of capital leases shall not exceed $55 million in the aggregate on a consolidated basis at any one time.

7. Mandatory Prepayment.

(a)  Subject to Section 9 hereof, the Company shall prepay the Notes in whole, without premium or penalty, together with interest accrued and unpaid therein since the last Interest Payment Date to the date fixed for such prepayment, upon (i) the occurrence of a Change of Control or (ii) a sale, transfer or other conveyance of all or substantially all of the assets or Capital Stock of any direct or indirect subsidiary of the Company; provided that no such prepayment shall be required in accordance with this Section 7 to the extent of any claims of the Company with respect to Holder Obligations outstanding with respect to which a right of set-off exists pursuant to Section 5 hereof and such amounts, to the extent determined to be due and owing after final determination or mutual agreement regarding resolution of any such outstanding claim, will be paid within 5 Business Days of such determination or agreement. The Company shall give written notice to the Holder and Bank Agent of any mandatory prepayment pursuant to this Section 7(b) at least five Business Days prior to the date of such prepayment.

(b)  If, prior to the Maturity Date, the Company shall redeem any currently issued and outstanding Capital Stock, the Company shall promptly notify the Holder of the amount to be paid to any equity holder in connection with the redemption of its equity interest (the “Redemption Price”). Promptly upon consummating such redemption, subject to Section 9 hereof, the Company shall prepay the Notes, without premium or penalty, together with interest accrued and unpaid thereon since the last Interest Payment Date to the date fixed for such prepayment, in an aggregate amount equal to 100% of the Redemption Price, subject to the right of set-off to the extent and in the manner set forth in Section 7(a).

8. Optional Prepayment.

(a) Upon notice given to the Holder as provided in Section 8(b) and if permitted at the time under the terms of the Senior Credit Facilities, the Company, at its option, may prepay all or any portion of this Note at any time by paying to the Holder an amount equal to the principal amount of this Note, or any portion thereof, together with interest accrued and unpaid thereon since the last Interest Payment Date to the date fixed for such prepayment; provided, however, each prepayment of less than the full outstanding balance of the principal amount of this Note shall be in an aggregate principal amount of this Note of $1,000 or a whole multiple thereof.

(b) The Company shall give written notice of prepayment of this Note (which notice may be conditioned on the occurrence of a refinancing or other event), or any portion thereof, pursuant to this Section 8 not less than 5 Business Days nor more than 60 days prior to the date fixed for such prepayment. Upon notice of prepayment pursuant to this Section 8 being given by the Company, the Company covenants and agrees that it will prepay, on the date therein fixed for prepayment, this Note or the portion hereof so called for prepayment, at the applicable prepayment price set forth above with respect to the outstanding principal amount of this Note or the portion thereof so called for prepayment, together with Interest accrued and unpaid thereon to the date fixed for such prepayment.

9. Subordination of the Notes.

(a) Agreement of Subordination. The Company covenants and agrees, and the Holder of this Note by its acceptance hereof likewise covenants and agrees, that this Note shall be subject to the provisions of this Section 9; and the Holder holding any Note, whether upon original issue or exchange or upon transfer or assignment thereof, accepts and agrees to be bound by the provisions of this Section 9.

The payment and prepayment of the principal of and interest and any other amount due on or with respect to the Notes, and the payment of claims for rescission relating to the transaction out of which this Note arises, to the extent and in the manner hereinafter set forth, shall be subordinated and subject in right of payment to the prior Payment in Full of all Senior Indebtedness (including interest accruing after the filing of a petition by or against the Company under any Bankruptcy Law, whether or not allowed as a claim or allowable), whether outstanding at the date hereof or hereafter incurred.

(b) Payments to Holder.

(1)  In the event that (i) an “Event of Default” as defined in the Senior Credit Facilities has occurred and is continuing or such an “Event of Default” would result as a result of such payment, prepayment or distribution or (ii) any default in the payment of principal of, premium, if any, or interest on or any other payment due has occurred and is continuing on or with respect to the Senior Indebtedness, then, unless and until such “Event of Default” or other default shall have been cured or waived, no payment, prepayment or distribution shall be made by or on behalf of any Obligor, and Holder shall not accept any payments made by or on behalf of any Obligor, with respect to the principal of, premium, if any, interest or any other payment due on or with respect to the Notes or any payment of claims for rescission relating to the transaction out of which the Notes arise.

(2)  In the event and during the continuation of any Event of Default (other than an Event of Default arising from the failure of the Company to pay amounts due under the Senior Credit Facility) with respect to Senior Indebtedness permitting the Senior Lenders thereunder to accelerate the maturity thereof, then, unless and until such default shall have been cured or waived, no payment, prepayment or distribution shall be made by or on behalf of any Obligor, and Holder shall not accept any payments made by or on behalf of any Obligor, with respect to the principal of, premium, if any, interest or any other payment due on or with respect to the Notes or any payment of claims for rescission relating to the transaction out of which this Note arises, if written notice of such Event of Default shall have been given to the Company by the Bank Agent in accordance with Section 17 hereof, during the period commencing on the date on which such notice is received by the Company and ending on the earlier to occur of (a) the 180th day thereafter or (b) the day on which such Event of Default is cured or waived; provided, however, that this sentence shall not prohibit any payment due on the Notes for more than 180 days in any 365 day period; and provided, further, that no default that once formed the basis for any such notice by the Bank Agent during any two-year period shall form the basis of any subsequent notice during the same two-year period under this paragraph.

(3) Upon any payment or distribution, whether in cash, property or securities, to creditors as part of any Proceeding, all amounts due or to become due upon all Senior Indebtedness first shall be Paid in Full, or payment thereof provided for in cash in accordance with its terms, before any payment or distribution is made on account of the principal, premium, if any, or interest or any other amount due on or with respect to the Notes; and upon any such Proceeding:

(i) the Senior Lenders shall be entitled to receive Payment in Full of all Senior Indebtedness before the Holder shall be entitled to receive any payment principal, premium, if any, or interest on or other amounts payable with respect to the Notes; and

(ii) any payment or distribution, whether in cash, property or securities, to which the Holder would be entitled except for the provisions of this Section 9, shall be paid by the Company or by any Custodian, agent or other Person making such payment or distribution, or by the Holder, any paying agent or any depositary if received by it, directly to the Senior Lenders or their representative or representatives, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash, after giving effect to any concurrent payment or distribution to or for the Senior Lenders and Holder agrees to execute and deliver to the Bank Agent or its representative all such further instruments confirming the authorization referred to in the foregoing.

(4) In the event that, notwithstanding the foregoing, any payment or distribution prohibited by the foregoing, shall be received by the Holder before all such Senior Indebtedness is Paid in Full, such payment or distribution shall be held for the benefit of and shall be paid over or delivered to the Senior Lenders or their representative or representatives, as their respective interests may appear, for application to the payment of or cash collateralization for all such Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full in cash in accordance with its terms, and after giving effect to any concurrent payment or distribution to or for the benefit of the Senior Lenders.

(5) The consolidation of the Company or any of its subsidiaries with or the merger of the Company or its subsidiaries into another Person, or the liquidation or dissolution of the Company or its subsidiaries following the conveyance or transfer of its property or assets as an entirety or substantially as an entirety to another corporation shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this Section 9(b) if such other Person, as a part of such consolidation, merger, conveyance or transfer, shall comply with the following conditions stated below:

(i) the Company or such subsidiary is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(ii) the Person formed by or surviving any such consolidation or merger (if other than the Company or such subsidiary) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes; and

(iii) immediately after such transaction no Default or Event of Default exists.

(6) The Senior Lenders, at any time and from time to time, without the consent of or notice to the Holder, without incurring responsibility to the Holder and without impairing or releasing the obligations of the Holder hereunder to the Senior Lenders, may: (i) change the manner, place or terms of payment or increase or decrease the principal amount of the Senior Indebtedness or change or extend the time of payment of, or renew or alter, the Senior Indebtedness, or otherwise amend in any manner Senior Indebtedness or any instrument evidencing the same or any agreement under which the Senior Indebtedness is outstanding (provided that, in no event shall the Senior Lenders be permitted to (A) increase the annual rate of interest applicable to such Senior Indebtedness to a rate in excess of the per annum rate applicable thereto at the time of such refinancing plus 5% (exclusive of any default interest rate or any change in the applicable indices used to set such rate), (B) change the final maturity applicable to any facility under the Senior Credit Facilities to be less than six months after the Maturity Date or (C) increase the outstanding principal balance thereof in excess of $55,000,000); (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing the Senior Indebtedness; (iii) release any Person liable in any manner for the collection or payment of the Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Company or any other Person.

For purposes of this Section 9, “payment” of or with respect to the Notes includes any payment, redemption, acquisition, deposit, segregation, retirement, sinking fund payment or defeasance of or with respect to the Notes, but does not include adding accrued interest to principal on an Interest Payment Date as contemplated by Section 3 (which shall be permitted notwithstanding anything in this Section 9 to the contrary).

(c) Subrogation of Notes. Subject to the Payment in Full of all Senior Indebtedness and prior to the irrevocable and indefeasible repayment in full in cash of the Notes, the Holder shall be subrogated to the rights of the Senior Lenders to the extent that payments and distributions otherwise payable to the Holder have been applied to the Senior Indebtedness; and, for the purposes of such subrogation, no payments or distributions to the Senior Lenders of any cash, property or securities to which the Holder would be entitled except for the provisions of this Section 9, and no payment over pursuant to the provisions of this Section 9 to or for the benefit of the Senior Lenders by the Holder, shall, as between the Company, its creditors other than the Senior Lenders and the Holder, be deemed to be a payment by the Company to or on account of the Senior Indebtedness. It is understood that the provisions of this Section 9 are and are intended solely for the purpose of defining the relative rights of the Holder, on the one hand, and the Senior Lenders, on the other hand.

Nothing contained in this Section 9 or elsewhere herein (except to the extent contemplated by Section 10(b) hereof) is intended to or shall impair, as between the Company, its creditors, other than the Senior Lenders, and the Holder, the obligation of the Company, which is absolute and unconditional, to pay to the Holder the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holder and creditors of the Company other than the Senior Lenders, nor shall anything herein (except to the extent contemplated by Section 10(b) hereof) or therein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under this Note, subject to the rights, if any, under this Section 9 of the Senior Lenders in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

(d)  Notice to Holder. The Company shall give prompt written notice to the Holder of any fact known to the Company that would prohibit the making of any payment or distribution in respect of the Notes pursuant to the provisions of this Section 9.

(e)  No Impairment of Subordination. No right of any present or future Senior Lender to enforce subordination as herein provided at any time in any way shall be prejudiced or impaired by any act or failure to act on the part of the Obligors or by any act or failure to act by any such Senior Lender, or by any noncompliance by the Obligors with the terms, provisions and covenants of this Note, regardless of any knowledge thereof which any such Senior Lender may have or otherwise be charged with.

(f)  Section 9 Not to Prevent Events of Default. The failure to make a payment on account of principal, interest or any other amount due hereunder by reason of any provision in this Section 9 shall not be construed as preventing the occurrence of an Event of Default under Section 10(a) hereof but the remedies in respect thereof are limited as set forth in Section 10 hereof and any amounts realized through the exercise of such remedies shall be subject to the provisions of this Section 9.

(g)  Incorrect Payments. If any payment or distribution on account of the Notes not permitted to be made by the Obligors or received by the Holder under this Agreement is received by the Holder before all Senior Indebtedness is Paid in Full, such payment or distribution shall not be commingled with any asset of the Holder, shall be held in trust by the Holder for the benefit of all holders of Senior Indebtedness and shall be immediately paid over to the Bank Agent, or its designated representative, for application (in accordance with the Senior Credit Facilities) to the payment of the Senior Indebtedness then remaining unpaid, until all of the Senior Indebtedness is Paid in Full.

(h) Reinstatement. The Senior Indebtedness shall continue to be treated as Senior Indebtedness and the provisions of this Section 9 shall continue to govern the relative rights and priorities of the Senior Lenders and the Holder even if all or part of the Senior Indebtedness or the security interests securing the Senior Indebtedness are subordinated, set aside, avoided or disallowed, other than as a result of an act of fraudulent misconduct by a Senior Lender. To the extent that any Senior Lender receives payments (whether in cash, property or securities) on the Senior Indebtedness that are subsequently invalidated, declared to be preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause other than, in each case, as a result of actual fraudulent conduct (as opposed to constructive fraud), then, to the extent of such payment or proceeds received, the Senior Indebtedness, or part thereof, intended to be satisfied shall be revived and continue in full force and effect as if such payments or proceeds had not been received by such Senior Lender. If any payments were received by the Holder at a time that such payments would not have been permitted had such set aside, avoidance or disallowance occurred prior to such payment then such payment shall be treated as an incorrect payment under Section 9(g) hereof, and not commingled with any assets or the Holder, held in trust and immediately paid over to the Bank Agent.

(i) Continuing Effect. The provisions of this Section 9 constitute a continuing offer to all Persons who become, or continue to be, Senior Lenders; and such provisions are made for the benefit of the Senior Lenders, and such Senior Lenders are hereby made obligees hereunder the same as if their names were written herein as such, and they and/or each of them may proceed to enforce such provisions and need not prove reliance thereon and such provisions may not be amended without the consent of the Bank Agent or, in the absence thereof, the holders holding the majority in principal amount of the Senior Indebtedness.

(j) Individual Rights of Senior Lenders. A Senior Lender in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or any Subsidiary or affiliate of the Company with the same rights as if it were not a Senior Lender.

10. Defaults and Remedies.

(a) Events of Default. An “Event of Default” shall occur if:

(i) the Company shall default in the payment of the principal of this Note, when and as the same shall become due and payable, whether at maturity or at a date fixed for mandatory prepayment required by Section 7(b) or by acceleration; or

(ii) the Company shall default in the payment of any part of any installment of Interest according to its terms, when and as the same shall become due and payable and such default shall continue for a period of 5 Business Days; or

(iii) the Company shall default in the due observance or performance of any other covenant, condition or agreement on the part of the Company to be observed or performed pursuant to the terms hereof (other than that referred to in clause (i) or (ii) of this Section 10(a)), and such default shall continue for 30 days after the date of written notice thereof, specifying such default and requesting that the same be remedied shall have been given to the Company by the Holder; or

(iv) any representation, warranty or certification made by or on behalf of the Company herein or in any certificate or other document delivered pursuant hereto shall have been incorrect in any material respect when made; or

(v) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (a) relief in respect of the Company, or of a substantial part of the property or assets of the Company, under Title 7 or 11 of the Bankruptcy Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (b) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company, or for a substantial part of its property or assets, or (c) the winding up or liquidation of Company; and, in any such case, such proceeding or petition shall continue undismissed for 60 days, or an order or decree approving or ordering any of the foregoing shall be entered; or

(vi) the Company shall (a) voluntarily commence any proceeding or file any petition seeking relief under Title 7 or 11 of the Bankruptcy Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (b) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (v) of this Section 10(a), (c) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official, or for a substantial part of its property or assets, (d) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (e) make a general assignment for the benefit of creditors, (f) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (g) take any action for the purpose of effecting any of the foregoing; and

(vii) The Indebtedness under the Senior Credit Facility shall have been accelerated and become due and payable in full prior to its stated maturity.

(b)  Acceleration. If an Event of Default occurs under Section 10(a)(v) or (vi), then, notwithstanding any other provision of this Note, the outstanding principal of and all accrued interest on this Note shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived. If any other Event of Default occurs and is continuing the Holder, by written notice to the Company, may declare the principal of and accrued interest on this Note to be immediately due and payable. Upon such declaration, such principal and interest shall become immediately due and payable. The Holder may rescind an acceleration and its consequences if all existing Events of Default have been cured or waived, except nonpayment of principal or interest that has become due solely because of the acceleration, and if the rescission would not conflict with any judgment or decree. Any notice or rescission shall be given in the manner specified in Section 17 hereof.

(c)  Limitation on Collection Action. Notwithstanding the foregoing, until the Senior Indebtedness is Paid in Full, the Holder shall not, without the prior written consent of the Senior Lenders (or the Bank Agent, other agents or trustees acting on their behalf), take any Collection Action, except that following the Maturity Date, the Holder may, upon at least one hundred twenty (120) days’ prior written notice of such intention to the Company and the Bank Agent given after the Maturity Date, accelerate its Note and take any other remedial action permitted hereby. Any amounts received by the Holder as a result of such Collection Action shall be subject to Section 9 hereof.

11. Amendment. Amendments and modifications of this Note may not be made without the written consent of the Company and (a) the Holder and (b) if such amendment or modification could reasonably be expected to be adverse to the Senior Lenders under the Senior Credit Facilities, the Bank Agent. No amendment of Section 9 shall be made without the written consent of the Bank Agent.

12.  Remedies Cumulative. No remedy herein conferred upon the Holder is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

13.  Remedies Not Waived. No course of dealing between the Company and the Holder or any delay on the part of the Holder in exercising any rights hereunder shall operate as a waiver of any right.

14.  Transfer.

(a)  The term “Holder” as used herein shall also include any transferee of all or any part of this Note whose name has been recorded by the Company in the Note Register. The Holder and each transferee of this Note (by acceptance hereof) acknowledges that this Note has not been registered under the Securities Act, and may be transferred only pursuant to an effective registration under the Securities Act or pursuant to an applicable exemption from the registration requirements of the Securities Act. The Holder further understands that the Company, as a condition to registering any such transfer in the Note Register, may require the Holder to provide such evidence of compliance with the Securities Act as the Company may reasonably deem necessary in connection with any transfer of all or any portion of this Note.

(b)  The Company shall maintain a register (the “Note Register”) in its principal offices for the purpose of registering this Note and all other Notes and any transfer or partial transfer hereof and thereof, which register shall reflect and identify, at all times, the ownership of record of any interest in the Notes. Upon the issuance of this Note, the Company shall record the name and address of the initial purchaser of this Note in the Note Register as the first Holder. Upon surrender for registration of transfer or exchange of this Note at the principal offices of the Company, the Company shall, at its expense, execute and deliver one or more new Notes of like tenor and of denominations of at least $1,000 (except as may be necessary to reflect any principal amount not evenly divisible by $1,000) of a like aggregate principal amount, registered in the name of the Holder or a transferee or transferees. Every Note surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by written instrument of transfer duly executed by the Holder of such Note or the Holder’s attorney duly authorized in writing.

(c)  The Holder may transfer or assign this Note, in whole, but not in part to (i) any Affiliate of Holder or (ii) to any Person who acquires all or substantially all of the business or assets of the Holder by sale of assets, stock, merger or otherwise upon 5 days prior written notice to the Company; provided that, for purposes of clause (ii) hereof, such transfer or assignment shall not be permitted if it is a “disguised sale” of solely the Note and Warrant as a standalone asset; provided further, that so long as this Note remains outstanding, this Note and the Warrant shall be treated as a single “unit” and in no event shall this Note be transferred or assigned unless the entire “unit” including the Warrant (and any Warrant Shares issued pursuant thereto) is transferred or assigned to such transferee or assignee.

15.  Replacement of Note. On receipt by the Company of an affidavit of an authorized representative of the Holder stating the circumstances of the loss, theft, destruction or mutilation of this Note (and in the case of any such mutilation, on surrender and cancellation of such Note), the Company, at its expense, will promptly execute and deliver, in lieu thereof, a new Note of like tenor. If required by the Company, the Holder must provide indemnity sufficient in the reasonable judgment of the Company to protect the Company from any loss which they may suffer if a lost, stolen or destroyed Note is replaced and is subsequently found or discovered.

16.  Covenants Bind Successors and Assigns. All the covenants, stipulations, promises and agreements contained in this Note shall bind and inure to the benefit of the parties respective successors and assigns, whether so expressed or not.

17.  Notices. All notices, demands and other communications provided for or permitted hereunder shall be given in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier (with receipt confirmed), courier service or personal delivery addressed as follows (or at such other address as the relevant party shall have subsequently notified the other pursuant to this Section l7):

(a)          if to the Holder:

Integrated Brands Inc.
4175 Veteran’s Memorial Highway
3rd Floor
Ronkonkoma, NY 11779
Attn: Michael Serruya
Facsimile: (631) 737-9792

With a copy to:

Goodwin Procter LLP
599 Lexington Avenue
New York, NY 10022
Attn: Lori S. Smith, Esq.
Facsimile: (212) 355-3333

(b)          if to the Company:
Yogurt Holdings II, Inc.
6309 Monarch Park Place, Suite 201
Longmont, CO 80503
Attn: Chuck Marcy
Facsimile: (303) 848-6006

with a copy to:

Gibson, Dunn & Crutcher, LLP
200 Park Avenue
New York, NY 10166
Attention: Steven Shoemate
Telephone: (212) 351-3879
Facsimile: (212) 351-5316

All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial overnight courier service; if mailed, three Business Days after being deposited in the mail, postage prepaid; or if telecopied, upon sending such notice.

18.  GOVERNING LAW. THIS NOTE AND ALL DISPUTES, CLAIMS OR CONTROVERSIES RELATING TO, ARISING OUT OF, OR IN CONNECTION WITH THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE LAWS OF ANY OTHER JURISDICTION THAT MIGHT BE APPLIED BECAUSE OF THE CONFLICTS OF LAWS RULES OF THE STATE OF NEW YORK.

19.  JURY TRIAL WAIVER. EACH OF THE COMPANY, ON BEHALF OF ITSELF AND ITS SUBSIDIARIES, AND THE HOLDER HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS NOTE OR ANY AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE COMPANY, ON BEHALF OF ITSELF AND ITS SUBSIDIARIES, AND THE HOLDER (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (II) ACKNOWLEDGES THAT SUCH OTHER PARTIES HAVE BEEN INDUCED TO ACCEPT THIS NOTE BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN

20.  Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

21.  Priority of Section 9 Hereof. If any other provision of this Note is deemed to be in conflict with any provision of Section 9 hereof, the terms of Section 9 shall govern.

22.  Headings. The headings in this Note are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

YOGURT HOLDINGS II, INC.

By:	_______________________
Name:
Title:

EXHIBIT B
FORM OF WARRANT

WARRANT

THIS WARRANT AND THE UNDERLYING SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE ASSIGNED EXCEPT (1) PURSUANT TO A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES THAT IS EFFECTIVE UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT RELATING TO THE DISPOSITION OF SECURITIES, (2) IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AND (3) IN ACCORDANCE WITH THE PROVISIONS HEREOF.

YOGURT HOLDINGS II, INC.
Warrant for the Purchase of Shares of Common Stock
No. 001
2,000,000 Shares

FOR VALUE RECEIVED, YOGURT HOLDINGS II, INC., a Delaware corporation (the "Company"), hereby certifies that Integrated Brands Inc., a New Jersey corporation (the "Holder") is entitled, subject to the provisions of this Warrant, to purchase from the Company 2,000,000 fully paid and non-assessable shares of Common Stock of the Company at a purchase price of $1.25 per share (the "Exercise Price")1. This warrant is exercisable during the following periods (i) the 30 calendar day period following the fifth (5th) anniversary of the date hereof or (ii) the 10 Business Day (as defined below) period following Holder's receipt of a Liquidity Event Notice (as defined below); provided that such period shall be 60 calendar days after consummation with respect to an Initial Public Offering. This Warrant shall expire on midnight on the first to occur of the last day of the period that such Warrant is exercisable pursuant to either clause (i) or (ii) of the previous sentence (the "Expiration Date"). The number of shares of Common Stock to be received upon the exercise of this Warrant is subject to adjustment from time to time as hereinafter set forth. The shares of Common Stock deliverable upon such exercise, as adjusted from time to time and subject to the provisions of Section 5, are hereinafter referred to as "Warrant Shares". The term "Common Stock" shall mean the common stock, par value $0.01 per share, of the Company, together with any other common equity securities that may be issued by the Company in addition thereto or in substitution therefor as provided herein.

1 The Company will issue a number of shares to Healthy Food Holdings LLC ("HFH") prior to closing of the Purchase Agreement transactions (and thereafter to the extent necessary in connection with the purchase price adjustment provided for therein) such that HFH's cost per share (including its investment in the Company to date and capital invested in connection with the Purchase Agreement acquisition) is $1.00 per share.

This Warrant is issued pursuant to the Stock Purchase Agreement dated as of December 31, 2006, between Lily Acquisition, LLC. ("Lily"), Holder and CoolBrands International Inc. (the "Purchase Agreement"). All capitalized terms used herein which are not defined herein shall have the meanings set forth in the Purchase Agreement.

Section 1. Exercise of Warrant. (a) Subject to the provisions of Section 5, the Holder may exercise this Warrant, in whole or in part, at any one time (or from time to time solely pursuant to Section 9 or 10 hereof) during normal business hours on any Business Day on or prior to the Expiration Date, by (i) delivering to the Company a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), duly executed by the Holder, specifying the number of Warrant Shares (without giving effect to any adjustment thereto) to be issued to the Holder as a result of such exercise, (ii) surrendering this Warrant to the Company, properly endorsed by the Holder (or if this Warrant has been destroyed, stolen or has otherwise been misplaced, by delivering to the Company an affidavit of loss duly executed by the Holder), and (iii) unless the Holder exercises its right pursuant to Section 1(b) below, by tendering payment for the shares of Common Stock designated by the Exercise Notice in lawful money of the United States in the form of cash, bank or certified check made payable to the order of the Company, or by wire transfer of immediately available funds, or by the cancellation of indebtedness of the Company owed to the Holder, including the Note ("Cancellation of Indebtedness") or in any combination thereof, of an amount equal to the product of (A) the Initial Warrant Price and (B) the number of Warrant Shares (without giving effect to any adjustment thereof) as to which this Warrant is being exercised. Upon receipt by the Company of this Warrant and such Exercise Notice, together with the Exercise Price, at such office in proper form for exercise, the Holder shall be deemed to be the holder of record of the Warrant Shares, notwithstanding that certificates representing such Warrant Shares shall not then be actually delivered to the Holder. For purposes of this Agreement, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks are authorized or required to be closed in New York City.

(b) Notwithstanding the foregoing, the Holder may, in lieu of exercising or converting this Warrant pursuant to the terms of Section 1(a), elect to exchange this Warrant, in whole or in part, at any one time (or from time to time solely pursuant to Section 9 or 10 hereof) during normal business hours on any Business Day on or prior to the Expiration Date by (i) delivering to the Company a written notice, in the form attached hereto as Exhibit B (the “Exchange Notice”), duly executed by the Holder, specifying the number of Warrant Shares (without giving effect to any adjustment thereto) to be issued to the Holder as a result of such exchange, and (ii) surrendering this Warrant to the Company, properly endorsed by the Holder (or if this Warrant has been destroyed, stolen or has otherwise been misplaced, by delivering to the Company an affidavit of loss duly executed by the Holder), and the Holder shall thereupon be entitled to receive the number of Warrant Shares equal to the product of (i) the number of Warrant Shares as to which this Warrant is being exercised multiplied by (ii) a fraction, the numerator of which is the fair market value per share (as determined by the Company's Board of Directors acting in good faith) of the Common Stock less the Exercise Price then in effect and the denominator of which is the fair market value per share of the Common Stock (in each case adjusted for fractional shares as provided in this Section 1(b)).

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Section 2. Reservation of Shares. The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant all shares of its Common Stock or other shares of capital stock of the Company from time to time issuable upon exercise of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise and payment of the Exercise Price, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances.

Section 3. Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are limited to those expressed or referred to in this Warrant.

Section 4. Adjustment of Number and Type of Warrant Shares. The number and kind of securities purchasable upon the exercise of this Warrant shall be subject to adjustment from time to time upon the happening of certain events (not to include any issuance necessary to effect the provisions of footnote 1 hereof):

(a)  In case the Company shall at any time after the date of this Agreement (i) declare or pay a dividend in shares of Common Stock (or any security convertible into or exercisable for Common Stock) or make a distribution in shares of Common Stock (or any security convertible into or exercisable for Common Stock), (ii) subdivide its outstanding shares of Common Stock (by stock split, stock dividend or otherwise), (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock through a reverse stock split or otherwise or (iv) consummate a recapitalization, consolidation, merger, reorganization, reclassification or similar transaction with affiliates or otherwise (a "Reorganization") (provided that this Section 4(a) shall not apply to a Reorganization that constitutes a Change of Control because such a transaction is provided for in Section 5 hereof), the kind and number of Warrant Shares purchasable upon exercise of this Warrant immediately prior thereto shall be adjusted so that the Holder of this Warrant shall be entitled to receive the kind and number of Warrant Shares (or whatever other stock, equity, debt, membership, limited liability or other interest or security may be substituted for the Warrant Shares in a Reorganization) which the Holder would have owned or have been entitled to receive after the occurrence of any of the events described above, had this Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. An adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event. The Company shall provide the Holder with prompt notice of any of the foregoing transactions as to which an adjustment is required and a computation of such adjustment setting forth the number of Warrant Shares and the Exercise Price, after giving effect to such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

(b)  Except as provided in paragraph (a) above, no adjustment in respect of any cash dividends shall be made during the term of a Warrant or upon the exercise or conversion of a Warrant.

Section 5. Change of Control or Liquidation

(a) In the event of:

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(i) a Change of Control of the Company;
(ii) a Liquidation; or
(iii) an Initial Public Offering;

then, the Company shall cause to be mailed by first-class mail to the Holder, at least twenty (20) Business Days prior to the record date or the IPO date, as the case may be, with respect to any such transaction, a notice (a "Liquidity Event Notice") summarizing the terms of such transaction and setting forth the date on which any such Change of Control, Liquidation or Initial Public Offering is expected to be consummated (such date with respect to an Initial Public Offering, the "IPO Date"), and the date, to the extent applicable, as of which it is expected that holders of Common Stock of record shall be entitled or required to exchange their shares of Common Stock for securities or other property, if any, deliverable upon such event.

(b)  "Change of Control of the Company" shall mean with respect to the Company: (a) any consolidation or merger of the Company (or any direct or indirect equity holder thereof) with or into any other corporation or other entity or person, or any other corporate reorganization or transaction (including the acquisition of capital stock of the Company), whether or not the Company is a party thereto, in which the direct or indirect equity holders of the Company (or their affiliates) immediately prior to such consolidation, merger, reorganization or other transaction, beneficially own, capital stock representing less than 50% of the Company’s voting power immediately after such consolidation, merger, reorganization or other transaction, excluding in any case referred to in this clause any public offering, (b) a sale, lease or other disposition of all or substantially all of the assets of the Company, including, without limitation, any sale in one or a series of transactions of all or substantially all of the assets or equity of the direct or indirect subsidiaries of the Company that engage in the yogurt business or (c) any other transaction in which Catterton Partners Management Company and its affiliates cease to own directly or indirectly at least fifty percent (50%) of the Capital Stock of the Company.

(c)  "Change of Control of the Holder" shall mean with respect to the Holder: (a) any consolidation or merger of the Holder(or any direct or indirect equity holder thereof) with or into any other corporation or other entity or person, or any other corporate reorganization or transaction (including the acquisition of capital stock of the Holder), whether or not the Holder is a party thereto, in which the direct or indirect equity holders of the Holder (or their affiliates) immediately prior to such consolidation, merger, reorganization or other transaction, beneficially own, capital stock representing less than 50% of the Holder’s voting power immediately after such consolidation, merger, reorganization or other transaction, excluding in any case referred to in this clause any public offering.

(d)  "Liquidation" shall mean the voluntary or involuntary dissolution, liquidation or winding up of the Company.

(e)  "Initial Public Offering" means the Company's first underwritten offering of Common Stock to the public by a nationally recognized investment banking organization or organizations pursuant to an effective registration statement under the Securities Act covering the widely distributed offering and sale of shares of the Common Stock yielding net proceeds

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(after payment of underwriting discounts and commissions), together with all net proceeds of not less than $50,000,000.

Section 6. Transfer to Comply with the Securities Act. This Warrant may not be sold, assigned, pledged or in any other manner transferred or disposed of, including by Change of Control of Holder, ("Transfer"), in whole or in part, and the Warrant Shares may not be so Transferred, except that with respect to Warrant Shares only, such securities may be sold (i) in connection with an effective registration statement under the Securities Act, provided that such Transfer is otherwise permitted hereunder, or (ii) pursuant to Sections 9 or 10 below provided that an exemption from the registration requirements of the Securities Act is available. Each Warrant and Warrant Share shall bear a legend in substantially the same form as the legend set forth on the first page of this Warrant unless with respect to Warrant Shares at the time of exercise or thereafter such Warrant Shares are registered under the Securities Act. Notwithstanding the foregoing, this Warrant, the Warrant Shares and Holder’s rights hereunder may be sold, transferred or assigned in whole, but not in part to (i) any Affiliate of the Holder or (ii) to any entity or person who acquires all or substantially all of the business or assets of the Holder by sale of assets, stock, merger or otherwise as a result of a Change of Control of the Holder, (a “Holder Sale”) upon 5 days prior written notice to the Company; provided that such transferee agrees in writing to be bound by the provisions hereof, including without limitation Sections 9 and 10 hereof, and provided that in connection with any such Holder Sale, this Warrant or the Warrant Shares, as the case may be, and the Note issued by the Company to the Holder simultaneously herewith pursuant to the Purchase Agreement (the “Note”) are treated as a single “unit” for purposes of the transfer or assignment thereof and this Warrant or the Warrant Shares, as the case may be, can only be transferred if the entire “unit” including the Note is transferred or assigned in such transaction; provided further, that if as a result of a Holder Sale (1) this Warrant or the Warrant Shares are to be transferred or assigned to any transferee or assignee who is engaged in Competition (as defined in the Purchase Agreement) or (2) this Warrant or the Warrant Shares are to be held or controlled, directly or indirectly, by a Competitor (as defined in the Purchase Agreement) following a Change of Control of the Holder; then (a) the Holder shall provide 30 days prior written notice to the Company and (b) the Company shall have the right, but not the obligation, within such 30 day period to elect to purchase the Note and the Warrant or the Warrant Shares (in whole, but not in part) for an amount equal to the fair market value thereof (as determined following receipt of notice by the Company of the proposed Holder Sale by the agreement of the Company and the Holder in good faith or, if the parties cannot agree, by an independent investment banking firm selected by the Company and reasonably acceptable to the Holder); it being agreed and understood that if such election is made (i) it shall be irrevocable by the Company, (ii) thereafter Holder may proceed with the Holder Sale provided that the Note and Warrant (or Warrant Shares, as applicable) are not Transferred as a result thereof and are held for the benefit of the Company subject to such elections, provided, that if the proposed Holder Sale is a Change of Control of Holder then the Holder may comply with the requirements of clause (ii) above and proceed with the Holder Sale if the Note and Warrant (or Warrant Shares, as applicable) have been transferred to an Affiliate of the Holder (who is not a Competitor) prior to such Holder Sale, and (iii) the Company must close such sale within 60 days after the fair market value has been finally determined and if not so closed, then thereafter Holder shall be free to transfer such Note and Warrant or Warrant Shares; and provided further that in the event the Company elects to purchase the Warrant upon a Holder Sale in accordance with the foregoing, the Company may fund the exercise price thereof

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that would otherwise have to be paid or considered as paid for calculation of such fair market value by set-off against the Note as a cancellation of Indebtedness thereunder.

Section 7. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant; rather, the Company shall at its option, either round up any fractional shares so that it shall issue one whole share for any fractional share to be issued upon the exercise of this Warrant or pay Holder the fair market value (as determined by the Company's Board of Directors acting in good faith) of such fractional share in cash.

Section 8. Governing Law. THIS AGREEMENT AND ALL RIGHTS THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE TO BE PERFORMED ENTIRELY WITHIN SUCH STATE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD APPLY THE LAW OF ANY OTHER JURISDICTION. EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES SITTING IN THE SOUTHERN DISTRICT OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND HEREBY WAIVES ANY DEFENSE TO ANY SUCH ACTION BASED ON THE DOCTRINE OF FORUM NON CONVENIENS.

Section 9. Drag-Along Rights. If, at any time after the date hereof, Healthy Foods Holdings, LLC or any subsidiaries or affiliates thereof or successors thereto (provided that such entities own at least 40% in the aggregate of the Common Stock outstanding, such entities the "Catterton Holders") desires to Transfer at least 10% of the aggregate Common Stock owned directly or indirectly by the Catterton Holders to an unaffiliated third party (whether for cash, securities or a combination of both) in an arms length transaction, then, if requested by the Catterton Holders (a "Drag-Along Stockholder"), the Holder (a "Drag-Along Participant") shall be required to sell a percentage of its Warrant Shares (and if the Warrant has not been exercised, then it will be deemed exercised for the requisite number of Warrant Shares calculated based on the provisions of Section 1(b)) equal to the percentage of Common Stock owned by the Drag-Along Stockholder that are being sold by the Drag-Along Stockholder. For purposes of this Section 9, a Transfer shall include any direct or indirect transfer of Common Stock of the Company (e.g., by way of a transfer of equity by any direct or indirect holder of equity in Purchaser, (an "Indirect Sale")). For purposes of clarity a transfer by the Catterton Holders of any interest in Healthy Foods Holdings LLC or any other subsidiary or affiliate of the Catterton Holders that hold a direct or indirect interest in the Company shall be considered a Transfer for purposes hereof.

(a) The consideration to be received by the Drag-Along Participant in the transaction contemplated by this Section 9 (the "Drag Transaction") shall be the same form and amount of consideration per share of Common Stock (or other equity interest if an Indirect Sale) to be received by the Drag-Along Stockholder, and the terms and conditions of such sale shall be the same as those upon which the Drag-Along Stockholder sells its Common Stock (or other equity interest if an Indirect Sale) provided, however, that, (i) any representations and warranties to be made by the Drag Along Participant in connection with the Drag Transaction are limited to

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representations and warranties related to authority, ownership and the ability to convey title to the Warrant Shares free and clear of all liens and encumbrances, (ii) the Drag Along Participant shall not be liable for the inaccuracy of any representation or warranty made by any other entity or person in connection with the Drag Transaction, other than the Company, (iii) the liability for indemnification, if any, of the Drag Along Participant in the Drag Transaction and for the inaccuracy of any representations made by the Company in connection with such Drag Transaction, shall be several and not joint (in pro rata proportion to the total amount of equity being sold) with any other stockholder or equity holder of the Company and shall not exceed the amount of consideration actually paid to the Drag Participant in connection with such Drag Transaction (the “Transaction Exceptions”). If the Drag-Along Stockholder is given an option as to the form and amount of consideration to be received, the Drag-Along Participant will be given the same option. If a Transfer is effected by way of transfer of equity other than Common Stock, because of an Indirect Sale, then, recognizing that the Drag Along Participant may not own equity of the same class (or even the same company) as that being transferred, then the provisions set forth in this Section 9 shall be modified and applied to accommodate such a Transfer so that the benefits (including price to be received) and the obligations (including the obligation to permit the sale, or, if such a sale is not contemplated by such Transfer, give up the Drag Along Participant's rights in the relevant equity interest in return for the requisite consideration) are as consistent as possible with the result if the Transfer had been effected via a sale of Common Stock.

(b)  The Drag-Along Stockholder shall provide written notice (the "Drag-Along Notice") to the Drag-Along Participant of any proposed Drag Transaction not less than 15 calendar days prior to the consummation of the Drag Transaction. The Drag-Along Notice shall set forth the consideration to be paid by the purchaser for the Common Stock in the Drag Transaction, the name of the proposed purchaser and the other material terms of the Drag Transaction.

(c)  At least 7 calendar days prior to the anticipated consummation of the Drag Transaction, the Drag-Along Participant shall deliver to the Company to hold in escrow pending transfer of the consideration in respect thereof and the consummation of the Drag Transaction in accordance with its agreed terms and conditions (i) such documents as are necessary to convey to the applicable purchaser the Warrant Shares to be transferred by such Drag-Along Participant, in form and substance reasonably satisfactory to such purchaser and (ii) a limited power-of-attorney authorizing the Company to take all actions necessary to transfer such securities in such Drag Transaction. In the event that the Drag-Along Participant should fail to deliver such documents and power-of-attorney, the Company shall cause the books and records of the Company to show that such Warrant Shares are bound by the provisions of this Section 9 and that the transfer of such Warrant Shares to the purchaser in such sale may be effected without such Drag-Along Participant's consent.

Section 10. Tag-Along Rights

(a) In the event that any of the Catterton Holders (the "Tag-Along Transferring Holder(s)") shall Transfer at least 10% of the aggregate Common Stock then held by such Catterton Holders (except for transfers by any of the Catterton Holders not in the nature of a liquidation or realization of its investment, such as a transfer involving a transfer to an affiliate or

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in the context of a reorganization of the Catterton Holders investment in the Company, or transaction of a similar nature) (a "Tag-Along Sale") to a third party or third parties, the Holders (the "Tag-Along Participant") shall have the right and option, but not the obligation, to sell the same percentage of the total number of Warrant Shares (provided further that the Holder may exercise the Warrant in part for the purpose of selling Warrant Shares pursuant to this provision) held by the Tag-Along Participant as the percentage of the total shares of Common Stock held by the Tag-Along Transferring Member that are being sold, on the terms and conditions set forth in this Section 10. For purposes of this Section 10, a Transfer shall include any direct or indirect transfer of Common Stock of the Company (e.g., by way of an Indirect Sale). For purposes of clarity a transfer by the Catterton Holders of any interest in Healthy Foods Holdings LLC or any other subsidiary or affiliate of the Catterton Holders that hold a direct or indirect interest in the Company shall be considered a Transfer for purposes hereof.

(b)  The consideration to be received by the Tag-Along Participant in the transaction contemplated by this Section 10 (the "Tag Transaction") shall be the same form and amount of consideration per share of Common Stock (or other equity interest if an Indirect Sale) to be received by the Tag-Along Transferring Holder, and the terms and conditions of such sale shall be the same as those upon which the Tag-Along Transferring Holder sells its shares of Common Stock (or other equity interest if an Indirect Sale). If the Tag-Along Transferring Holder is given an option as to the form and amount of consideration to be received, the Tag-Along Participant will be given the same option. If a Transfer is effected by way of transfer of equity other than Common Stock, because of an Indirect Sale, then, recognizing that the Tag Along Participant may not own equity of the same class (or even the same company) as that being transferred, then the provisions set forth in this Section 10 shall be modified and applied to accommodate such a Transfer so that the benefits (including price to be received) and the obligations (including the obligation to permit the sale once such Tag Along right has been exercised, or, if such a ale is not contemplated by such Transfer, give up the Tag Along Participant's rights in the relevant equity interest in return for the requisite consideration) are as consistent as possible with the result if the Transfer had been effected via a sale of Common Stock.

(c)  The Tag-Along Transferring Holder shall provide written notice (the "Tag-Along Notice") to the Tag-Along Participant of any proposed Tag Transaction not less than 15 calendar days prior to the consummation of the Tag Transaction. The Tag-Along Notice shall set forth the consideration to be paid by the purchaser for the Share of Common Stock in the Tag Transaction, the name of the proposed purchaser and the other material terms of the Tag Transaction.

(d)  In connection with the Tag Transaction, the Tag-Along Participant will agree to make the same customary representations, covenants, indemnities and agreements as the Tag-Along Transferring Member(s); provided, however, that the Transaction Exceptions shall also apply with respect to a Tag Transaction.

(e)  At least 7 calendar days prior to the anticipated consummation of the Tag Transaction, the Tag-Along Participant shall deliver to the Company to hold in escrow pending transfer of the consideration in respect thereof and the consummation of the Tag Transaction in accordance with its agreed terms and conditions (i) such documents as are necessary to convey to the applicable purchaser the Warrant Shares to be transferred by the Tag-Along Participant, in

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form and substance reasonably satisfactory to such purchaser and (ii) a limited power-of-attorney authorizing the Company to take all actions necessary to transfer such securities in such Tag Transaction. In the event that the Tag-Along Participant should fail to deliver such documents and power-of-attorney, the Company shall cause the books and records of the Company to show that such Warrant Shares are bound by the provisions of this Section 10 and that the transfer of such Warrant Shares to the purchaser in such sale may be effected without the Tag-Along Participant's consent.

(f) The closing of the Tag Transaction shall be held at such place and on such date as determined by the Tag-Along Transferring Member(s) and the proposed purchaser, but in no event later than 60 days (or longer, if the HSR Act so requires) after delivery of the Tag-Along Notice. Upon the consummation of the Tag Transaction, the purchaser shall remit directly to the Tag-Along Participant, by wire transfer if available and if requested by the Tag-Along Participant, the consideration for such Tag-Along Participant's Warrant Shares sold pursuant thereto.

Section 11. Partial Sale

In the event that the Company, Lily, the Yofarm Company, Coolbrands Dairy, Inc. or any other wholly-owned subsidiary of the Company sells or transfers brands, products or assets outside of the ordinary course of business, and such sale or transfer does not otherwise constitute a Change of Control or a Reorganization (a "Partial Sale"), then if and to the extent that thereafter the Company distributes, through dividend or equity buyback or otherwise, cash or other consideration to its equity holders (a "Partial Sale Distribution"), then, although the Partial Sale does not trigger the exerciseability of the Warrant, if and when the Warrant is later exercised, in addition to whatever the Holder shall otherwise be entitled to receive pursuant to the terms hereof, the Holder shall also receive its pro rata share of the Partial Sale Distribution based upon the percentage of the total outstanding shares of the Company on a fully diluted basis represented by the number of Warrant Shares with respect to which the Warrant was exerciseable at the time of the Partial Sale Distribution (including the Warrant Shares on an as if exercised basis).

Section 12. Representation and Warranties of the Company.

(a)  The Company is a Delaware corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and shall take all action reasonably required to assure that the Company remains duly organized, validly existing and in good standing under its jurisdiction of organization for so long as this Warrant remains outstanding.

(b)  The Company has all necessary power and authority (i) to execute and deliver this Warrant, (ii) to perform its obligations hereunder and (iii) to consummate the transactions contemplated hereby.

(c)  This Warrant has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligations of the Company, enforceable against it in accordance with its respective terms, except to the extent that its enforceability may be subject to

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applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditor’s rights generally and to general equitable principles.

(d) At Closing, Healthy Foods Holdings LLC will be the sole record and beneficial owner of all of issued and outstanding equity interests in the Company.

Section 13. Miscellaneous.

(a)  Any notice that is required or provided to be given under this Warrant shall be deemed to have been sufficiently given and received for all purposes if given in accordance with Section 14.2 of the Purchase Agreement.

(b)  The issuance of certificates for Warrant Shares upon any exercise of this Warrant shall be made without charge to the Holder for any issuance tax in respect thereto.

(c)  No amendment to this Warrant may be made without the written consent of the Company and the Holder.

(d)  The Company and the Holder hereof shall not, by amendment to its certificate of incorporation (whether by way of merger, operation of law, or otherwise) or other reorganization, consolidation, dissolution, issuance of securities or any other voluntary action, avoid or seek to avoid the observance and performance of any of the terms of this Warrant (including the provisions regarding restrictions on transfer or provisions regarding Change of Control) to be observed or performed by the Company or Holder, as the case may be, and shall at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the respective other party hereto against impairment.

(e)  The Company represents and warrants to the Holder that so long as this Warrant is outstanding, the Company is, and shall be the sole entity through which Healthy Food Holdings engages in the yogurt business or any yogurt related businesses.

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IN WITNESS WHEREOF, the Company has duly caused this Warrant to be signed and attested by its duly authorized officers and to be dated   ___ __, 2006.

YOGURT HOLDINGS II, INC.

By:

Address:
____________________
____________________
____________________

Accepted and Agreed to this ____ day of _____

INTEGRATED BRANDS INC.

By:____________________

Address:
_______________________
_______________________
_______________________

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EXHIBIT A
FORM OF EXERCISE NOTICE

[To be executed only upon exercise of Warrant pursuant to Section 1.1(a)]

To YOGURT HOLDINGS II, INC.

The undersigned registered Holder of the within Warrant hereby irrevocably exercises such Warrant for, and purchases thereunder, ______ shares of the Common Stock and herewith makes payment of $_______therefor, and requests that the certificates for such shares be issued in the name of, and delivered to________, whose address is_________________.

Dated:________________
(Signature must conform in all respects to name of Holder as specified on the face of Warrant)

(Street Address)

(City) (State) (Zip Code)

EXHIBIT B
FORM OF EXCHANGE NOTICE

[To be executed only upon net exchange of the Warrant pursuant to Section 1.1(b)]

To YOGURT HOLDINGS II, INC.]

The undersigned registered Holder of the within Warrant hereby irrevocably exchanges such Warrant with respect to_________ shares of the Common Stock which such Holder would be entitled to receive upon the exercise hereof, and requests that the certificates for such shares be issued in the name of, and delivered to________  , whose address is ________________.

Dated:________________
(Signature must conform in all respects to name of Holder as specified on the face of Warrant)

(Street Address)

(City) (State) (Zip Code)

EXHIBIT C
FORM OF COMMITMENT LETTER

Catterton Partners V Management Company, LLC

December 30, 2006

Lily Acquisition, LLC. 599 West Putnam Avenue Greenwich, CT 06830

Commitment Letter
$45 million Equity Contribution

Ladies and Gentlemen:

Reference is made to (i) the Stock Purchase Agreement by and between Integrated Brands, Inc., a New Jersey corporation ("Integrated"), Coolbrands International Inc., a Canadian corporation ("CBI") and Lily Acquisition, LLC., a Delaware limited liability company ("Lily") dated as of December 31, 2006 (the "Stock Purchase Agreement"), (ii) the Subordinated Promissory Note to be issued to Integrated from Yogurt Holdings II, Inc. ("Holdings") annexed to the Stock Purchase Agreement as Exhibit A (the "Note") and (iii) the Warrant to be issued to Integrated from Holdings annexed to the Stock Purchase Agreement as Exhibit B (the "Warrant"). All capitalized terms used but not defined herein shall have the meanings set forth in the Stock Purchase Agreement.

You, Lily, have advised Catterton Partners V Management Company, LLC ("Catterton") that you intend to acquire (the "Acquisition") all of the outstanding stock of Coolbrands Dairy, Inc., a Delaware corporation ("Coolbrands Dairy") (collectively, the "Shares") from Integrated.

You have also advised us that you intend to finance the Acquisition from equity capital in an amount of $45 million (collectively, the "Equity Contribution") invested in Lily. The Acquisition and the Equity Contribution are hereinafter collectively referred to as the "Transaction".

1.  Commitment. In connection with the foregoing and based upon the information provided by, or on behalf of, Lily, Catterton is pleased to advise Lily of its commitment to provide the entire principal amount of the Equity Contribution all upon and subject to the terms and conditions set forth in this commitment letter (this "Commitment Letter").

2.  Conditions to Equity Contribution. Catterton's commitment is subject to satisfaction of the following conditions precedent: (a) the satisfaction of each of the conditions set forth in Section 9.1 of the Stock Purchase Agreement; and (b) the negotiation, execution and delivery of mutually acceptable closing documentation for the Acquisition, which shall have been consummated in accordance with the terms of such documentation (and without any material conditions thereto being waived unless Catterton shall have given its prior written consent); provided that the conditions precedent shall be deemed to be satisfied for the purposes hereof if the failure of the consummation of the Acquisition is due solely to a breach of Catterton's obligation to fund the Equity Contribution. Catterton understands and agrees that there is no "financing out" nor is the closing conditioned upon their ability to obtain senior debt financing to partially finance the purchase price.

All commitments of Catterton under Section 1 of this Commitment Letter will expire upon the earlier of: (a) 90 days from the date of the Stock Purchase Agreement; (b) the consummation of the Closing; or (c) termination of the definitive Stock Purchase Agreement in accordance with its terms.

3.  Management Fees. In connection with the Acquisition, Catterton or an Affiliate thereof may receive management, advisory or similar fees ("Management Fees") from Holdings or any of its subsidiaries. Catterton agrees that, (i) Management Fees shall not exceed the rate of $400,000 in cash per year while the Note is outstanding, (ii) no Management Fees shall be paid at any time after the maturity of the Note on the Maturity Date (as defined in the Note) or any acceleration thereof if and for such time as the Note remains outstanding, and (iii) it will not accept, nor will it allow any Affiliate to accept, Management Fees during any period that an Event of Default (as defined in the Note) is outstanding under the Note.

4.  Third Party Rights. Subject to the following paragraph, this Commitment Letter shall be binding on the undersigned solely to the benefit of Lily, and nothing set forth in this letter shall be construed to confer upon or give to any person other than Lily any benefits, rights or remedies under or by reason of, or any rights to enforce, the obligations of Catterton hereunder or any provision of this letter agreement. Lily's creditors shall have no right to enforce this letter or to cause Lily to enforce this letter agreement. Any such attempt at enforcement shall cause this letter to immediately terminate.

Notwithstanding the prior paragraph, Catterton and Lily expressly agree that Integrated is an intended third party beneficiary of this Commitment Letter. This letter constitutes the sole agreement, and supersedes all prior agreements, understanding and statements, written or oral, among Catterton, Lily and any other person with respect to the subject matters contemplated hereby.

5. General. Notwithstanding any other term or condition of this Commitment Letter, Catterton's liability under Section 1 of this Commitment Letter shall be limited to monetary damages only, shall be limited to a willful and material breach of this letter agreement and under no circumstances shall Catterton's maximum liability for any reason, including for willful and material breach of any of its commitments set forth in Section 1 herein, exceed $45 million, and such damages shall not include any special, indirect, punitive or consequential damages or lost profits.

Catterton and Lily hereby irrevocably agree that any legal action or proceeding arising out of or relating to this letter agreement shall only be instituted in the federal or state courts located in New York County, New York and hereby expressly submit to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Catterton and Lily hereby irrevocably consent to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth herein.

This letter shall be governed by and construed in accordance with the internal laws of the State of New York, excluding the provisions of such laws regarding conflicts of law.

The undersigned each represents that he is duly authorized to make the foregoing commitments, representations and undertakings on behalf of Catterton and Lily, respectively and upon his execution of this letter agreement, such agreement shall be binding and enforceable against Catterton and Lily in accordance with its terms.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

CATTERTON PARTNERS V
MANAGEMENT COMPANY, LLC

By: /s/ Andrew C. Taub
Andrew C. Taub

Accepted and agreed to as of December 30, 2006:

COMPANY:
LILY ACQUISITION, LLC

By:________________
Marc Magliacano

Very truly yours,

CATTERTON PARTNERS V
MANAGEMENT COMPANY, LLC

By:________________
Andrew C. Taub

Accepted and agreed to as of December 30, 2006:

COMPANY:
LILY ACQUISITION, LLC

By: /s/ Marc Magliacano
Marc Magliacano

EXHIBIT D

 BIDDING PROCEDURES1

Article II.    Determining Potential Bidders
To participate in the bidding process and to receive non-public information concerning the Common Stock of the Company, each interested person or entity other than the Purchaser must deliver (unless previously delivered) to counsel to the Seller the following materials (the "Potential Bid Package") on or before [ ], 200[ ], at 4:00 p.m. (the "Bid Deadline"):2

A.     Non-Binding Indication of Interest.

An executed non-binding indication of interest.

B.    Confidentiality Agreement.

An executed confidentiality agreement in a form and substance reasonably acceptable to the Seller, containing terms no less favorable to the Seller than the terms of the confidentiality agreement entered into with the Purchaser.

C.    Evidence of Financial Bona Fides.

Evidence of the party's financial wherewithal to complete the contemplated transactions, the adequacy of which the Seller and its advisors will determine in their reasonable discretion.

Article III.    Determination of Potential Bidders; Notification

                A.    Determination of Potential Bidders.

1Capitalized terms used but not defined herein shall have their respective meanings in the Stock Purchase Agreement dated as of December [28], 2006 among Integrated Brands Inc., CoolBrands International Inc. and Lily Acquisition, LLC (the "Stock Purchase Agreement").

2 The proposed Bid Deadline will be approximately 3-4 weeks after entry of the Bidding Procedures Order.

The Seller shall have the discretion to determine whether a party (other than the Purchaser) may participate in the Auction (each such party, a "Potential Bidder") based upon the Seller's evaluation of the content of the Potential Bid Package submitted by such party as well as other commercial and competitive considerations.

B.    Notification of Potential Bidders.

Upon determining that a party qualifies as a Potential Bidder, the Seller shall immediately notify the Purchaser and the party in writing and provide such Potential Bidder with access to (i) the same confidential evaluation materials and information provided by the Seller to the Purchaser and each other Potential Bidder and (ii) such other financial information and other data related to the Seller, the Parent and the Company as the Potential Bidder may reasonably request; provided, however, that the Seller shall not be obligated to provide to any Potential Bidder more information or more extensive due diligence access than that provided to the Purchaser before the Purchaser's entry into the Purchase Agreement and if the Seller or any of its affiliates or representatives furnishes any information related to the Seller, the Parent or the Company that has not heretofore been given to the Purchaser, then the Seller shall forthwith provide the Purchaser with all such information.

Article IV.    Determining Qualified Bids and Qualified Bidders

A.    Terms and Conditions of a Qualified Bid.

Each offer, solicitation or proposal (a "Bid") from a Potential Bidder must be in writing and satisfy each of the following conditions to be deemed a "Qualified Bid" and for the Potential Bidder to be deemed a "Qualified Bidder:"

1.    Identification of Bidder; Financial Capability.

The Bid shall identify the Potential Bidder and the Bidder's Sponsors (as defined below) (if any) and the representatives thereof who are authorized to appear and act on their behalf

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regarding the contemplated transaction. If the Potential Bidder is a newly formed acquisition vehicle, the Bid must include evidence (in the form of binding commitment letters, guarantees or otherwise) that the Potential Bidder is able to fulfill all other obligations in connection with the contemplated transactions including, but not limited to, paying liquidated damages, if any.

2.    Corporate Authority.

A Bid shall contain written evidence of the approval of the contemplated transaction by the Potential Bidder's Board of Directors (or comparable governing body); provided, however, that, if the Potential Bidder is an entity specially formed for the purpose of acquiring the Transferred Assets, then the Potential Bidder must furnish evidence or other information reasonably acceptable to the Seller of the approval of the contemplated transactions by the Board of Directors (or comparable governing body) of controlling equity holder(s) of the Potential Bidder (the "Bidder's Sponsors").

3.    Nature of Bids for Assets.

A Bid must be a good faith, bona fide offer to purchase all of the Common Stock of the Company on the same or more favorable terms to the Seller as those set forth in the Stock Purchase Agreement. A Bid shall include a copy of the Stock Purchase Agreement marked to show all changes requested by the Potential Bidder. Bids shall not be conditioned on obtaining financing, shareholder approval or the outcome of due diligence, including environmental due diligence, by the Potential Bidder. Each Potential Bidder must recognize and agree that if its Bid is selected as the Successful Bid or the Alternate Bid (each as defined below), the Bid will remain binding and irrevocable until the closing of the Sale; provided that if the Purchaser is not the Successful Bidder (as defined below), it has have the right, but not the obligation to have its Bid constitute an Alternate Bid.

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4.    Minimum Bid.

The consideration proposed by the Bid must be in cash, and must equal or exceed the sum of:

(a)	The Purchase Price (defined in the Stock Purchase Agreement); plus

(b)	The "Minimum Overbid Increment," which shall be $1 million; plus

(c)	A break-up fee in the amount of 3% of the Purchase Price (the "Break Up Fee").

5.	Provision for Payment of Purchaser's Bid Protection.

A Bid shall provide for the payment of the Break-Up Fee and Expense Reimbursement (the "Purchaser's Bid Protection") to the Purchaser.

6.    No Break-Up Fee, Etc. for Potential Bidders.

A Bid may not request any break-up fee, termination fee, expense reimbursement or similar type of payment. Moreover, neither the tendering of a Bid nor the determination that a Bid is either a Qualified Bid or the Successful Bid (as defined below) shall entitle the Potential Bidder to any break-up fee, termination fee, expense reimbursement or similar type of payment.
7.    Good Faith Deposit

Each Bid from a Potential Bidder must be accompanied by a deposit in the amount equal to ten percent (10%) of the cash purchase price specified in such Bid (each such deposit, a "Good Faith Deposit"). Each Good Faith Deposit shall be in the form of a bank check or wire transfer pursuant to instructions issued by the Seller, and shall be treated according to the terms specified herein.

8.    Bid Deadline.

The Seller and its counsel must receive a Bid in writing, on or before the Bid Deadline, which shall be [   ], 200[   ] at 4:00 p.m. prevailing Eastern Time.

B.    Qualified Bidders.

1.Purchaser.

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Notwithstanding anything in these Bidding Procedures to the contrary, the Purchaser is deemed a Qualified Bidder, and the Purchaser's Bid shall be deemed a Qualified Bid for all applicable purposes under these Bidding Procedures.

2.    Other Potential Bidders.

Promptly after determining that a Bid received from a Potential Bidder satisfies each of the conditions set forth in part A hereof and therefore constitutes a Qualified Bid, the Seller shall notify the Potential Bidder who submitted such Qualified Bid that it has been selected as a Qualified Bidder; provided, however, that the Seller reserves the right to reject any Qualified Bid (other than the Purchaser's offer pursuant to the Stock Purchase Agreement) if the Seller determines, in its sole discretion, that such Qualified Bid is inadequate or insufficient or the Seller determines, in its sole discretion, that such Qualified Bid is not in conformity with the requirements of the Bankruptcy Code or any related rules or the term set forth in the Bidding Procedures or contrary to the best interests of the Seller and its estate.
Promptly after determining that any Potential Bidder who has submitted a Bid does not appear to qualify as a Qualified Bidder, the Seller shall notify such Potential Bidder of this determination and in good faith seek to resolve any impediment to the Potential Bidder's becoming a Qualified Bidder. Any party may seek the Court's review of the Seller's determination that a Potential Bidder is not a Qualified Bidder; provided, however, that any such challenge must be raised and concluded prior to the commencement of the Auction. The Seller's determination of the Qualified Bidders shall become irrevocable and unreviewable once the Auction has commenced.

FOR THE AVOIDANCE OF DOUBT, POTENTIAL BIDDERS SHOULD BE AWARE THAT ANY QUALIFIED BIDDER THAT DOES NOT SUBMIT A QUALIFIED BID BY THE BID DEADLINE MAY NOT BE ALLOWED TO (1) PARTICIPATE IN THE AUCTION OR (2) SUBMIT ANY OFFER AFTER THE BID DEADLINE OR AFTER THE AUCTION.

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3.    Negotiation and Modification of Qualified Bids.

Between the Bid Deadline and the Auction, the Seller may discuss, negotiate or seek clarification of any Qualified Bid from a Qualified Bidder. Without the written consent of the Seller, a Qualified Bidder may not modify, amend or withdraw its Qualified Bid, except for proposed amendments to increase the purchase price or otherwise improve the terms of the Qualified Bid for the Seller, during the period that such Qualified Bid remains binding as specified herein.

4.    Notice of the Auction

If the Seller receives more than one Qualified Bid, an auction (the "Auction") will be held on [   ], 200[   ], at 10:00 a.m. prevailing Eastern Time3 at the offices of the Seller's counsel or at any such other location as the Seller may hereafter designate (with notice of such alternate location given to all Qualified Bidders). On or before 5:00 p.m. prevailing Eastern Time on [ ]4 , 200[ ], the Seller shall provide each Qualified Bidder:

written notice of the Auction; and

a copy of the Qualified Bid that the Seller believes constitutes the highest and best offer and with which it intends to commence the Auction (the "Pre-Auction Successful Bid").

Article V.     The Auction

A.    Attendance at and Participation in the Auction.

3    [The proposed Auction will be approximately 2-3 business days after the Bid Deadline.]

4    [The notice of the Auction will be provided approximately 2-3 business days before the Auction.]

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The only parties (and their advisors) eligible to participate in the Auction shall be (i) the Purchaser and (ii) other Qualified Bidders who have submitted a Qualified Bid to the Seller. Representatives of, and advisors to, the Bidder's Sponsors shall be entitled to attend the Auction.

B.    The Auction Process.

1.    The Seller Shall Conduct the Auction.

Upon the Bankruptcy Court’s direction, the Seller and its professionals shall direct and preside over the Auction. At the commencement of the Auction, the Seller shall announce the Pre-Auction Successful Bid. The only other bids made during the Auction shall be Overbids (as defined below), and they shall be made and received on an open basis, such that all material terms of each bid will be fully disclosed to all other bidders. Subject to order of the Bankruptcy Court, the Seller reserves the right to impose additional terms and conditions at or prior to the Auction, provided that such additional terms and conditions are disclosed to all Potential Bidders and Qualified Bidders. The Seller shall maintain a transcript of all bids made and announced at the Auction, including all Overbids and the Successful Bid (as defined below).

2.    Terms of Overbids.

An "Overbid" is any bid made at the Auction after the Seller's announcement of the Pre-Auction Successful Bid, that is an increment of at least $1 million greater than the immediately preceding bid, and that otherwise complies with the terms and conditions for a Qualified Bid as set forth above.

3.    Announcing Overbids.

The Seller shall announce the material terms of each Overbid at the Auction, and shall disclose its valuation of the total consideration offered in each such Overbid (and the basis for its determination) in order to confirm that each Overbid meets the requisite bid increment and to provide a floor for further Overbids.

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Article VI.     Identification of the Successful Bidder and Acceptance of Successful Bid

A.      Identification of the Successful Bidder and Alternate Bidder.

At the close of the Auction, the Seller shall identify which Qualified Bidder had (i) the highest and best bid (the "Successful Bid," and the bidder being the "Successful Bidder") and (ii) the next highest and best bid (the "Alternate Bid," and the bidder being the "Alternate Bidder" provided that if the next highest and best bid is the Purchaser's bid and the Purchaser does not elect to have its bid treated as the Alternate Bid then the next highest and best bid after the Purchaser, if any, shall constitute the "Alternate Bid" and the bidder being the Alternate Bidder), all of which will be determined by considering, among other things:

(a)    the number, type and nature of any changes to the Stock Purchase Agreement requested by each Qualified Bidder and whether such Bids are on different terms than those set forth in the Stock Purchase Agreement;

(b)    the extent to which any requested modifications to the Stock Purchase Agreement are likely to delay the closing, and the likely cost to the Seller of any such modifications or delay;

(c)    the total consideration to be received by the Seller under the terms of each Bid;

(d)    each Qualified Bidder's ability to timely close a transaction and make any deferred payments, if applicable;

(e)    the likelihood of subsequent indemnity claims by each Qualified Bidder against the Seller and the sale process; and

(f)    the net benefit to the estate and the likely timing and amount of distributions to creditors resulting from each Bid.

In announcing the Successful Bid and the Alternate Bid, the Seller shall announce the material terms of each such bid, the basis for determining the total consideration offered and the resulting calculated benefit of each such bid to the Seller's estate. If no Auction is held, then the Bid of the Purchaser as represented by the Stock Purchase Agreement shall be deemed to be the Successful Bid.

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B.    Acceptance of Bid From Successful Bidder.

The Seller presently intends to sell the Common stock of the Company to the Successful Bidder, pursuant to the stock purchase agreement agreed to by Seller and the Successful Bidder. The Seller shall be bound by the Successful Bid only when such Bid has been approved by the bankruptcy court at the Sale Hearing (defined below).
Except as otherwise provided in the form of stock purchase agreement agreed to by the Seller and the Successful Bidder, and to the fullest extent permitted by the jurisdiction of the bankruptcy court, all of the Seller's right, title and interest in and to the Common Stock of the Company shall be sold free and clear of all liens, claims, encumbrances, and interests thereon and there against (collectively, the "Encumbrances") other than Permitted Encumbrances.

Article VII.    The Sale Hearing

The hearing (the "Sale Hearing") on whether to grant the relief sought in the motion to approve the sale of the Common Stock of the Company shall be held on [ ] 200[ ], at  :   .m.5 prevailing Eastern Time or as soon thereafter as counsel may be heard in the bankruptcy court, and may be adjourned from time to time without further notice other than an announcement in open court at the Sale Hearing. At the Sale Hearing, if no other Qualified Bid was received, the Seller will seek entry of an order, inter alia, authorizing and approving the sale of the Common Stock of the Company to the Purchaser pursuant to the terms and conditions set forth in the Stock Purchase Agreement, or, if a Qualified Bid other than the Qualified Bid of the Purchaser as set forth in the Stock Purchase Agreement was identified as the Successful Bid, to the Successful Bidder pursuant to the form of the stock purchase agreement agreed to by the Seller and the Successful Bidder.

5    [The Sale Hearing shall be approximately 1-2 business days after the Auction.]

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Article VIII.     Second Highest or Best Bid

If for any reason the Successful Bidder fails to consummate the purchase of the Transferred Assets within the time permitted in the Purchase Agreement, the Alternate Bidder with the second highest and best bid for the Common Stock of the Company will automatically be deemed to have submitted the highest and best bid. At the Sale Hearing, the Seller will seek approval to sell the Common Stock of the Company to the Alternate Bidder on the terms of the Alternate Bid without further order of the Court.

Article IX.     Treatment of Good Faith Deposit

Each Good Faith Deposit shall be held pursuant to an Escrow Agreement (the form of which is to be provided by the Seller upon request), which provides among other things that the Good Faith Deposit will be forfeited to the Seller if (i) the Qualified Bidder attempts to modify, amend or withdraw its Bid, except for proposed amendments to increase the purchase price or otherwise improve the terms of the Bid for the Seller, during the time the Bid remains binding and irrevocable under these Bid Procedures, or (ii) the Qualified Bidder is selected as the Successful Bidder or Alternate Bidder and fails to consummate the purchase of the Transferred Assets according to these Bid Procedures. The Seller shall promptly return to the Qualified Bidder any Good Faith Deposit accompanying (i) a Bid that the Seller determines not to be a Qualified Bid, (ii) any Qualified Bid that the Seller does not select as the Successful Bid or Alternate Bid at the Auction and (iii) any Alternate Bid, upon the closing of the Sale with the Successful Bidder.

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